NO ACT

DC
PE
12-14-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08021465

January 15, 2008

Received SEC
JAN 15 2008
Washington, DC 20549

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/15/2008

Rhonda L. Brauer
Secretary and
Corporate Governance Officer
The New York Times Company
620 8th Avenue, 18th Floor
New York, NY 10018

Re: The New York Times Company
Incoming letter dated December 14, 2007

Dear Ms. Brauer:

This is in response to your letters dated December 14, 2007 and January 14, 2008 concerning the shareholder proposal submitted to the New York Times by Legal & General Assurance (Pensions Management) Limited. We also have received letters on the proponent's behalf dated December 18, 2007 and January 11, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Cornish F. Hitchcock
Attorney at Law
1200 G Street, NW
Suite 800
Washington, DC 20005

PROCESSED
JAN 25 2008
THOMSON
FINANCIAL

The New York Times Company

RECEIVED
2007 DEC 17 PM 12: 37
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 14, 2007

Rhonda L. Brauer
Secretary and
Corporate Governance Officer

620 8th Avenue, 18th Floor
New York, NY 10018

tel 212.556-7127
fax 212.556-4634
brauerr@nytimes.com

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: The New York Times Company, File No. 1-5837

Ladies and Gentlemen:

The New York Times Company (the "Company") has received a letter from Legal & General Assurance (Pension Management) Limited (the "Proponent"), requesting that a proposal (the "Proposal") be included in the Company's proxy soliciting material for its 2008 Annual Meeting of Stockholders to be held on or about April 22, 2008. A copy of the Proponent's letter and the Proposal is attached as Exhibit A.

The Proponent states in its letter that it is the beneficial owner of at least $2,000 worth of Common Stock, has held such Common Stock for over a year and intends to continue to do so through the date of the next annual meeting of stockholders. The Company has two classes of voting stock outstanding: Class A and Class B Common Stock. The Proponent has advised the Company that it holds Class A Common Stock, which is the class that is publicly traded.

The Company believes that the Proposal may be omitted from the proxy soliciting material for its next annual meeting of stockholders because, among other reasons, the Proponent, as a holder of shares of Class A Common Stock of the Company, is not the owner of "securities entitled to be voted on the proposal at the meeting" as is required by the Securities and Exchange Commission's Rule 14a-8(b)(1).

Under Article Fourth, Paragraphs (II) to (V) of the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit B, the Company's Class A Common Stock has limited voting rights. Holders ("Class A Stockholders") are entitled to vote on only the following matters: the election of 30% of the Company's board of directors, ratification of the selection of the Company's independent certified public accountants, certain acquisitions, and the reservation of stock for options to be granted to officers, directors or employees.

The Company's Certificate of Incorporation provides that, except as outlined above, and except as otherwise provided by the laws of the State of New York:

> "[T]he entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock ... and the holders of the Class A Common

structure was established as a means to manage for the long term and to protect the long-term editorial quality and independence of *The New York Times,* while at the same time allowing the public to invest in the Company's equity.

As a result of these limited voting rights, the Class A Stockholders, including the Proponent, would not be entitled to vote upon the Proposal in the event it were submitted to the vote of the stockholders of the Company. Thus, the Company may properly omit the proposal from its proxy material pursuant to Rule 14a-8(b)(1).

Class A Stockholders of the Company have on prior occasions sought to introduce proposals for consideration at an annual meeting of the Company respecting matters on which they were not entitled to vote. In each instance, the staff of the Division of Corporation Finance has agreed with the Company that such proposals could properly be omitted from the proxy statement since the proponents of such proposals, as Class A Stockholders, were unable to satisfy the requirement of Rule 14a-8 that they be entitled to vote at the Company's meeting on the proposals they intended to present for action. (See the SEC's letters to The New York Times Company, available December 18, 2006, January 3, 2003, December 21, 1998, December 19, 1997, December 19, 1997, February 24, 1997, December 28, 1994, January 17, 1992, January 22, 1991, January 4, 1991, January 16, 1981, December 22, 1980, January 4, 1979, November 9, 1978, March 25, 1975 and April 1, 1974, copies of which are attached hereto as Exhibit C.)

For the foregoing reasons, the Company believes that it may properly omit the Proposal from its 2008 proxy material, and the Company intends to do so. The Company reserves the right, should it be necessary, to present additional reasons for omitting the Proposal. If the staff does not concur with the Company's position, we would appreciate an opportunity to confer with the staff concerning this matter prior to the issuance of a Rule 14a-8 response.

In accordance with Rule 14a-8(j), six additional copies of this letter and the Proposal are enclosed. If you have any questions with respect to the foregoing, please call me at (212) 556-7127.

A copy of this letter, together with the enclosures, is being mailed to the Proponent.

Very truly yours,

Rhonda L. Brauer

cc: Legal & General Assurance (Pension Management) Limited
Hermes Equity Ownership Services Ltd.
Cornish F. Hitchcock, Esq.

1-NY/2250051.2

Legal & General

Our Ref
Your Ref
Direct Tel 020 3124 3010
Direct Fax 020 3124 2516
E-Mail Barry.holman@lgim.co.uk
Date 14 November 2007

Investment Management
One Coleman Street
London
EC2R 5AA

Ms Rhonda L Brauer
Corporate Secretary
The New York Times Company
229 West 43rd Street
New York, New York
USA 10036

Via courier and fax

Dear Ms Brauer,

Shareholder proposal for 2008 annual meeting

On behalf of Legal & General Assurance (Pensions Management) Limited, I submit the enclosed shareholder proposal for inclusion in the proxy materials that The New York Times Company plans to circulate to shareholders in anticipation of the 2008 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to majority voting for the board of directors.

Legal & General Assurance (Pensions Management) Limited is the record owner of 11,354 shares of The New York Times Company common stock. Legal & General Assurance (Pensions Management) Limited has beneficially owned more than $2000 worth of The New York Times Company's common stock for more than a year and plans to continue ownership through the date of the 2008 annual meeting, which a representative is prepared to attend.

If you require any additional information please let me know.

Yours sincerely

Barry Holman

For and on behalf of
Legal & General Assurance (Pensions Management) Limited

RESOLVED: That the shareholders of The New York Times Company (the "Company") hereby request that the board of directors amend the Company's governing documents and take such other steps as may be necessary to provide that at each shareholder meeting where there is an uncontested election for the board of directors, a director shall be elected by the vote of a majority of the votes cast with respect to that director, with any incumbent director who fails to achieve such a majority vote obliged to tender his or her resignation.

Supporting Statement

The New York Times Company uses a "plurality vote" standard to elect directors. What this means is that in an uncontested election, there is no way for shareholders to vote against an individual candidate; shareholders can merely "withhold" support for that candidate, who will be elected anyway. In effect, plurality voting allows a candidate to be elected even if a substantial majority of shares are not affirmatively voted in favour of that candidate.

This proposal asks the Board to adopt a "majority vote" policy for electing directors. This would mean that nominees for the board must receive a majority of the votes cast in order to be elected or re-elected to the board, *i.e.*, the number of votes cast "for" a nominee must exceed the number of votes cast "against" a nominee. If the only options are to vote "yes" or to "withhold" support, then a "withhold" vote would count as a vote "against" the nominee.

In our view, an effective majority vote policy should also require incumbent directors who fail to win re-election to resign from the board. Without such a provision, the failure of a candidate to achieve a majority might be viewed as creating a vacancy, and state law may allow an incumbent to fill until his or her successor is chosen.

Allowing a director to hold onto his or her seat in that situation undercuts the goal of majority voting, which is why resignations are required at companies that adopt majority voting and why in that situation a board must decide and announce within 90 days whether it will accept the resignation.

Majority voting has been adopted by dozens of companies in recent years. In our view, such a "majority vote" standard in director elections would give shareholders a more meaningful role in the director election process. We believe that The New York Times Company should make appropriate changes to its certificate of incorporation and bylaws to empower shareholders here.

We urge your support for this important director election reform.

THE NEW YORK TIMES COMPANY

Certificate of Incorporation

As Amended and Restated on
September 29, 1993;
and As Amended on
June 19, 1998

CERTIFICATE OF INCORPORATION
of
THE NEW YORK TIMES COMPANY*

FIRST

The name of the proposed corporation is The New York Times Company.

SECOND

The objects for which it is to be formed are as follows:

1. The business of printing, publishing and selling newspapers, books, pamphlets and other publications, gathering, transmitting and supplying news reports, general job printing, and any and all other business incidental to the foregoing or any of them or thereunto pertaining or proper in connection therewith.

2. To purchase, take on lease or in exchange, hire or otherwise acquire any real or personal property, rights or privileges suitable or convenient for any purpose of its business, and to erect and construct, make, improve or aid or subscribe towards the construction, erection, making and improvement of any building institution, machinery or other appliance insofar as the same may be appurtenant to or useful for the conduct of the business above specified, but only to the extent to which the Corporation may be authorized under the laws of the State of New York or of the United States.

3. To acquire and carry on all or any part of the business or property of any corporation engaged in a business similar to that authorized to be conducted by this Corporation, and to undertake in conjunction therewith any liabilities of any person, firm, association or corporation possessed of property suitable for any of the purposes of this Corporation, or for carrying on any business which this Corporation is authorized to conduct and as the consideration for the same to pay cash or to issue shares, stock or obligations of this Corporation.

4. To purchase, subscribe for or otherwise acquire, hold and dispose of the shares, stock or obligations of any corporation organized under the laws of this state or any other state, or of any territory of the United States or of any foreign country, except moneyed corporations, insofar as the same may be useful for the conduct of the business of this Corporation and incidental to or proper in connection therewith, and to issue in exchange therefor its stock, bonds or other obligations.

5. To borrow or raise money for any of the aforementioned purposes of this Corporation, and to secure the same and the interest thereon accruing, or for any purpose, to mortgage or charge the undertaking, or all or any part of the property, present or after acquired, subject to the limitations herein expressed, and to create, issue, make, draw, accept and negotiate debentures or debenture stock, mortgage bonds, promissory notes or other obligations or negotiable instruments.

6. To guarantee the payment of dividends or interest on any shares, stocks or debentures or other securities issued by, or any other contract or obligation of any corporation whenever proper or necessary for the business of this Corporation, provided the required authority be first obtained for that purpose.

7. To do any and all such other things as are incidental or conducive to the attainment of the abovementioned objects.

THIRD

The Capital Stock is to consist of 301,049,602 shares, of which 200,000 shares of the par value of One Dollar ($1) each shall be Serial Preferred Stock, 300,000,000 shares of the par value of Ten Cents (10¢) each shall be Class A Common Stock and 849,602 shares of the par value of Ten Cents (10¢) each shall be Class B Common Stock

---

* Restated to reflect amendments effective June 19, 1998.

FOURTH

The designations, preferences, privileges and voting powers of the shares of each class and the restrictions or qualifications thereof are as follows:

(I) (a) Subject to applicable provisions of law and to the provisions of this Certificate of Incorporation, authority is hereby expressly granted to and vested in the Board of Directors, to the extent permitted by and upon compliance with the provisions set forth in the law of the State of New York, to issue the Serial Preferred Stock from time to time in one or more series, each series to have such relative rights, preferences, limitations or restrictions, and bear such designations, as shall be determined and stated prior to the issuance of any shares of any such series in and by a resolution or resolutions of the Board of Directors authorizing the issuance of such series, including without limitation:

(1) The number of shares to constitute such series and the distinctive designation thereof;

(2) The dividend rate or rates to which the shares of such series shall be entitled and whether dividends shall be cumulative and, if so, the date from which dividends shall accumulate, and the quarterly dates on which dividends, if declared, shall be payable;

(3) Whether the shares of such series shall be redeemable, the limitations and restrictions in respect of such redemptions, the manner of selecting shares of such series for redemption if less than all shares are to be redeemed, and the amount per share, including the premium, if any, which the holders of shares of such series shall be entitled to receive upon the redemption thereof, which amount may vary at different redemption dates and may be different in respect of shares redeemed through the operation of any retirement or sinking fund and in respect of shares otherwise redeemed;

(4) Whether the holders of shares of such series shall be entitled to receive, in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, an amount equal to the dividends accumulated and unpaid thereon, whether or not earned or declared, but without interest;

(5) Whether the shares of such series shall be subject to the operation of a purchase, retirement or sinking fund and, if so, whether such fund shall be cumulative or noncumulative, the extent to and the manner in which such fund shall be applied to the purchase or redemption of the shares of such series for retirement or to other corporate purposes, and the terms and provisions in respect of the operation thereof;

(6) Whether the shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or series thereof or of any other series of the same class, and if so convertible or exchangeable, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;

(7) The voting powers, if any, of the shares of such series in addition to the voting powers provided by law;

(8) Any other rights, preferences, limitations or restrictions not inconsistent with law or the provisions of this Certificate of Incorporation.

(b) All shares of any one series of Serial Preferred Stock shall be identical with each other in all respects, except that in respect of any series entitled to cumulative dividends, shares of such series issued at different times may differ as to the dates from which such dividends shall be cumulative.

(c) The shares of Serial Preferred Stock shall be issued for a consideration of at least One Hundred Dollars ($100) per share, and the stated capital allocable to each such issued share shall be at least One Hundred Dollars ($100).

(II) The holders of the Class A Common Stock shall be entitled to one vote for each share thereof held by them in the election of 30% of the Board of Directors proposed to be elected at any meeting of stockholders held for that purpose (or the nearest larger whole number if such percentage is not a whole number) voting separately and as a class; and the holders of the Class B Common Stock shall be entitled to one vote for each share held by them in the election of the balance of the Board of Directors proposed to be elected at any such meeting, voting separately and as a class. Nothing herein shall be deemed to limit the authority of the Board of Directors with respect to the voting powers of any series of Serial Preferred Stock which may be issued pursuant to paragraph (I) of this Article FOURTH.

(III) The holders of the Class A Common Stock, the holders of the Class B Common Stock, and (to the extent determined by the Board of Directors in determining the rights of any series of Serial Preferred Stock issued pursuant to paragraph I hereof) the holders of shares of any series of Serial Preferred Stock shall be entitled to one vote per share, voting together and not as separate classes, upon:

(1) The matters specifically set forth in paragraph V of this Article FOURTH;

(2) Any proposal submitted to a vote of shareholders in connection with the ratification of the selection of independent certified public accountants to serve as auditors of the Company.

(IV) Except as provided in paragraphs I, II and III of this Article FOURTH and as otherwise required by the laws of the State of New York, the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock, the holders of Class B Common Stock to be entitled to 1 vote for each 1 share thereof held upon all matters requiring a vote of stockholders of the Corporation and the holders of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof.

(V) Authorization by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon shall be required for any one or more of the following actions, unless the Corporation shall. prior to any such action, receive in writing the consent of any stock exchange upon which any stock of the Corporation may be listed to such action without authorization of stockholders, or unless at the time of such action no shares of stock of the Corporation are listed upon any stock exchange:

(1) Reservation of any shares of capital stock of the Corporation for options granted or to be granted to officers, directors or employees of the Corporation:

(2) The acquisition of the stock or assets of any other company in the following circumstances:

(a) If any officer, director or holder of 10% or more of any class of shares of voting securities of the Corporation has an interest, directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction;

(b) If the transaction involves the issuance of Class A Common Stock or Class B Common Stock or securities convertible into either, or any combination of the three, and if the aggregate number of shares of Common Stock so to be issued together with the Common Stock which could be issued upon conversion of such securities approximates (in the reasonable judgment of the Board of Directors) 20% of the aggregate number of shares of Class A Common Stock and Class B Common Stock outstanding immediately prior to such transaction; or

(c) If the transaction involves issuance of Class A Common Stock or Class B Common Stock and any additional consideration, and if the value of the aggregate consideration so to be issued (including the value of any Common Stock which may be issuable in the future in accordance with the terms of the transaction) has in the reasonable judgment of the Board of Directors a combined fair value of approximately 20% or more of the aggregate market value of shares of Class A Common Stock and Class B Common Stock outstanding immediately prior to such transaction

(VI) Except for the holders of Class B Common Stock, no holder of any share of any class of stock of the Corporation shall have any preemptive or other rights to subscribe for or purchase any shares of any class or any notes, debentures, bonds or any other securities of the Corporation, whether now or hereafter authorized and whether or not convertible into, or evidencing or carrying options, warrants or rights to purchase shares of any class or any notes, debentures, bonds or any other securities now or hereafter authorized, and whether the same shall be issued for cash, services or property, or by way of dividend or otherwise.

(VII) Whenever any shares of Class A Common Stock or Class B Common Stock of the Corporation shall have been redeemed, purchased or otherwise reacquired, the Board of Directors shall be authorized either to eliminate such shares from the authorized number of shares of the Corporation or to restore such shares to the status of authorized but unissued shares.

(VIII) (1) Each share of Class B Common Stock may at any time be converted, at the option of the holder thereof, into one fully paid and non-assessable (except to the extent provided in Section 630 of the Business Corporation Law) share of Class A Common Stock. Such right shall be exercised by the surrender of the certificate representing such share of Class B Common Stock to be converted at the office of the transfer agent of the Corporation (the "Transfer Agent") during normal business hours accompanied by a written notice of the election by the holder thereof to convert and (if so required by the Corporation or the Transfer Agent) an instrument of transfer, in form satisfactory to the Corporation and to the Transfer Agent, duly executed by such holder or his duly authorized attorney, and funds in the amount of any applicable transfer tax (unless provision satisfactory to the Corporation is otherwise made therefor), if required pursuant to subparagraph (3) below.

(2) As promptly as practicable after the surrender for conversion of a certificate representing shares of Class B Common Stock in the manner provided in subparagraph (1) above and the payment in cash of any amount required by the provisions of subparagraphs (1) and (3), the Corporation will deliver or cause to be delivered at the office of the Transfer Agent to or upon the written order of the holder of such certificate, a certificate or certificates representing the number of fully paid and non-assessable (except to the extent provided in Section 630 of the Business Corporation Law) shares of Class A Common Stock issuable upon such conversion, issued in such name or names as such holder may direct. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of the certificate representing shares of Class B Common Stock, and all rights of the holder of such shares of Class B Common Stock as such holder shall cease at such time and the person or persons in whose name or names the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock at such time; provided, however, that any such surrender and payment on any date when the stock transfer books of the Corporation shall be closed shall constitute the person or persons in whose name or names the certificate or certificates representing shares of Class A Common Stock are to be issued as the record holder or holders thereof for all purposes immediately prior to the close of business on the next succeeding day on which such stock transfer books are open.

(3) The issuance of certificates for shares of Class A Common Stock upon conversion of shares of Class B Common Stock shall be made without charge for any stamp or other similar tax in respect of such issuance. However, if any such certificate is to be issued in a name other than that of the holder of the share or shares of Class B Common Stock converted, the person or persons requesting the issuance thereof shall pay to the Corporation the amount of any tax which may be payable in respect of any transfer involved in such issuance, or shall establish to the satisfaction of the Corporation that such tax has been paid.

(4) When shares of Class B Common Stock have been converted, they shall be cancelled and not reissued.

FIFTH

The amount with which said Corporation shall commence business is the sum of Seven Hundred Dollars ($700).

SIXTH

The Secretary of State is designated as agent for the service of process.

The principal office of the Corporation shall be located in the City of New York, County of New York and State of New York, and the address to which the Secretary of State shall mail a copy of process in any action or proceeding against the Corporation which may be served on him is 229 West 43d Street, New York, N.Y.

SEVENTH

The duration of the Corporation shall be perpetual.

EIGHTH

The number of directors of the Corporation shall be not less than three nor more than eighteen, each of whom shall hold at least one share of Capital Stock.

NINTH

No director of the Corporation shall be personally liable to the Corporation or its stockholders for damages for any breach of duty as a director; provided that this Article NINTH shall neither eliminate nor limit liability: (a) if a judgment or other final adjudication adverse to such director establishes that his or her acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled or that his or her acts violated Section 719 of the Business Corporation Law; or (b) for any act or omission prior to the effectiveness of this Article NINTH. Any repeal of or modification to the provisions of this Article NINTH shall not adversely affect any right or protection of a director of the Corporation existing pursuant to this Article NINTH immediately prior to such repeal or modification.

1 of 27 DOCUMENTS

2006 SEC No-Act. LEXIS 742

Securities Exchange Act of 1934 -- Rule 14a-8(b)

December 18, 2006

[*1] The **New York Times** Company

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 18, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The New York Times Company
Incoming letter dated December 8, 2006

The proposal relates to taking steps to reform the company's corporate governance.

There appears to be some basis for your view that the New York Times may exclude the proposal under rule 14a-8(b). You represent that holders of the New York Times' Class A Common Stock are entitled to vote only on certain matters, which do not include the subject of this proposal. Rule 14a-8(b) requires that in order to be eligible to have a proposal included, a shareholder must hold "at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal." Accordingly, we will not recommend enforcement action to the Commission if the New York Times omits the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,

Tamara M. Brightwell
Special Counsel

INQUIRY-1: The New York Times Company

229 West 43rd Street
New York, NY 10036

tel 212.556-7127
fax 212.556-4634
brauerr@nytimes.com [*2]

December 8, 2006

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: The New York Times Company, File No. 1-5837

Ladies and Gentlemen:

The New York Times Company (the "Company") has received a letter from Morgan Stanley Investment Management Limited (the "Proponent") requesting that a proposal (the "Proposal") be included in the Company's proxy soliciting material for its 2007 Annual Meeting of Shareholders to be held on or about April 24, 2007. A copy of the Proponent's letter and the Proposal is attached as Exhibit A.

The Proponent states in its letter that it is the beneficial owner of at least $ 2,000 worth of Class A Common Stock, has held such Class A Common Stock for over a year and intends to continue to do so through the date of the next annual meeting of shareholders.

The Proposal requests that the following resolution be "put ... to a vote at the upcoming annual meeting":

> "RESOLVED, that the shareholders of The New York Times Company (the "Company") recommend that the Board undertake steps to reform the Company's corporate governance, such as by (i) approving for [*3] submission to the shareholders a declassification plan that would provide for equal voting rights for all of the Company's shares (i.e., one share, one vote, on all matters), (ii) separating the positions of Chairman and Publisher and requiring that the Board's Chairman be an independent director (as defined by the rules of the New York Stock Exchange), (iii) adopting a policy that provides for a majority of the members of the Compensation Committee and Nominating and Governance Committee to be independent directors elected by the Company's public shareholders."

The Company believes that the Proposal may be omitted from the proxy soliciting material for its next annual meeting of shareholders because[, among other reasons,] the Proponent, as a holder of shares of Class A Common Stock of the Company (a "Class A Stockholder"), is not the owner of "securities entitled to be voted on the [Proposal] at the meeting" as is required by the Securities and Exchange Commission's Rule 14a-8(b)(1).

The Company has two classes of voting stock outstanding: Class A and Class B Common Stock. The Proponent is a Class A Stockholder. The Class A Common Stock has limited voting rights, which, in summary, [*4] entitle Class A Stockholders to vote on certain matters specified in the Company's Certificate of Incorporation: for the election of 30% of the Company's board of directors; ratification of the selection of the Company's independent certified public accountants; certain acquisitions; and the reservation of shares of the Company's stock for stock-based plans.

Except as outlined above, and except as otherwise provided by the laws of the State of New York, the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit B, provides that:

> "[T]he entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock ... and the holders of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof."

(See Paragraph (IV) of Article Fourth of the Company's Certificate of Incorporation.)

The Company's dual-class capitalization was already in place before the Company's stock was first listed in 1969 for public trading on a national stock exchange. This capitalization structure was established as a means to manage for the long [*5] term and to protect the long-term editorial quality and independence of *The New York Times,* while at the same time allowing the public to invest in the Company's equity.

As a result of these limited voting rights of the Class A Stockholders, which are set forth in detail in Article Fourth, Paragraphs (II) to (V) of the Company's Certificate of Incorporation, the Class A Stockholders, including the Proponent, would not be entitled to vote upon the Proposal in the event it were submitted to the vote of the stockholders of the Company. Thus, the Proposal may properly be omitted from the proxy material pursuant to Rule 14a-8(b)(1). See SEC Division of Corporation Finance, Staff Legal Bulletin No. 14, Question and Answer C.1.b (2001).

Class A Stockholders of the Company have on prior occasions sought to introduce proposals for consideration at an annual meeting of the Company respecting matters on which they were not entitled to vote. In each instance, the staff of the Division of Corporation Finance has agreed with the Company that such proposals could properly be omitted from the proxy statement since the proponents of such proposals, as Class A Stockholders, were unable to [*6] satisfy the requirement of Rule 14a-8 that they be entitled to vote at the Company's meeting on the proposals they intended to present for action. (See the SEC's letters to The New York Times Company, available January 3, 2003, December 21, 1998, December 19, 1997, December 19, 1997, February 24, 1997, December 28, 1994, January 17, 1992, January 22, 1991, January 4, 1991, January 16, 1981, December 22, 1980, January 4, 1979, November 9, 1978, March 25, 1975 and April 1, 1974, copies of which are attached hereto as Exhibit C.)

For the foregoing reasons, the Company believes that the Proposal may properly be omitted from its 2007 proxy material, and it intends to do so. The Company reserves the right, should it be necessary, to present additional reasons for omitting the Proposal. If the staff does not concur with the Company's position, we would appreciate an opportunity to confer with the staff concerning this matter prior to the issuance of a Rule 14a-8 response. The Proponent is requested to copy the undersigned on any response it may choose to make to the staff.

In accordance with Rule 14a-8(j), six additional copies of this letter and the Proposal are enclosed. If [*7] you have any questions with respect to the foregoing, please call me at (212) 556-7127.

A copy of this letter, together with the enclosures, is being mailed to the Proponent.

Very truly yours;

Rhonda L. Brauer

ATTACHMENT

Shareholder Proposal

RESOLVED, that the shareholders of The New York Times Company (the "Company") recommend that the Board undertake steps to reform the Company's corporate governance, such as by (i) approving for submission to the shareholders a declassification plan that would provide for equal voting rights for all of the Company's shares (i.e., one share, one vote, on all matters), (ii) separating the positions of Chairman and Publisher and requiring that the Board's Chairman be an independent director (as defined by the rules of the New York Stock Exchange), (iii) adopting a policy that provides for a majority of the members of the Compensation Committee and Nominating and Governance Committee to be independent directors elected by the Company's public shareholders.

SUPPORTING STATEMENT

We believe that the Company's current corporate governance practices deviate from what is widely considered to be best practice by corporate governance [*8] experts. We believe that these deviations, which may have at one time been designed to protect the editorial independence of the news franchise, are now eroding the foundations of the enterprise which they were created to protect. We believe that governance reforms are required to promote a culture of accountability at the Company.

Our proposal sets forth the key corporate governance areas requiring improvement.

Under the Company's voting structure, the Class A shares - representing more than 99% of the Company's economic equity interests - elect only four of the thirteen directors. In contrast, Class B shares represent less than 1% of the Company's economic equity interests yet elect nine directors. We believe the current dual class voting structure fosters a lack of board and management accountability to the Company's public shareholders and enables a minority of shareholders to block accountability. We ask that the Board claim its role as stewards of the Company and recommend a declassification plan to its shareholders that provides for equal voting rights for all of the Company's common shares.

We believe that the Board of Directors' duty to protect all shareholders' interests [*9] can only fulfilled with genuinely independent oversight of management. The Company's current Chairman also serves as the senior executive in its largest division (Publisher of *The New York Times* newspaper), is a Trustee of the Sulzberger Family Trust and is a significant Class B shareholder. These are inherently conflicted positions that thwart effective board oversight. As Publisher of the newspaper, he reports to the Company CEO whom he himself (as Chairman) appoints. As Chairman, he reports to a Board of Directors the majority of whom are elected by the Sulzberger Family Trust on which he himself serves as Trustee.

The Company does not have a single director elected by the public share class on the Compensation Committee, undercutting the integrity and effectiveness of their committee process.

We urge you to vote FOR this proposal.

Legal Topics:

For related research and practice materials, see the following legal topics:
Business & Corporate LawCorporationsFinanceInitial Capitalization & Stock SubscriptionsClasses of StockBusiness & Corporate LawCorporationsShareholdersMeetings & VotingVoting SharesDirector Elections & RemovalsBusiness & Corporate LawCorporationsShareholdersMeetings & VotingVoting SharesProxy Agreements

2003 SEC No-Act. LEXIS 19

Securities Exchange Act of 1934 -- Rule 14A-8

January 3, 2003

[*1] The **New York Times** Company

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 3, 2003

Rhonda L. Brauer
Secretary & Senior Counsel
The New York Times Company
229 West 43rd Street
New York, NY 10036

Re: The New York Times Company
Incoming letter dated December 13, 2002

Dear Ms. Brauer:

This is in response to your letter dated December 13, 2002 concerning the shareholder proposal submitted to the New York Times Company by Ralph Jaffe. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

INQUIRY-1: The New York Times
Company

229 West 43rd Street
New York, NY 10036

tel 212.556.7127
fax 212.556.4634
brauerr@nytimes.com

December 13, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
Judiciary Plaza Building
[*2] 450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The New York Times Company File No. 1-5837

Ladies and Gentlemen:

The New York Times Company (the "Company") has received a letter from Mr. Ralph Jaffe (the "Proponent") requesting that a proposal (the "Proposal") be included in the Company's proxy soliciting material for its 2003 Annual Meeting of Stockholders to be held on April 15, 2003. A copy of the Proponent's letter, which includes the Proposal, is attached as Exhibit A.

The Company believes that the Proposal may be omitted from the proxy soliciting material for its next annual meeting because, among other reasons, the Proponent, as a holder of Class A Common Stock, is not the owner of "... securities entitled to be voted on the [Proposal] at the meeting ..." as is required by the SEC's Rule 14a-8(b)(1).

The Company has two classes of voting stock outstanding: Class A and Class B Common Stock. Since the Class A Common Stock is the class that is publicly traded, it is presumably the class of stock held by the Proponent. Class A Common Stock has limited voting rights, which, in summary, entitle the holders of Class A Common Stock (the "Class A Stockholders") to vote [*3] for the election of 30% of the Company's board of directors, and on the ratification of the selection of the Company's independent certified public accountants, certain acquisitions, and reservations of the Company's stock for options to be granted to officers, directors and employees.

Except as outlined above, and except as otherwise provided by the laws of the State of New York, the Company's Certificate of incorporation, a copy of which is attached hereto as Exhibit B, provides that:

"... the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock ... and the holders ... of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of the stockholders or to have notice thereof," (See Paragraph (XI) of Article Fourth of the Company's Certificate of Incorporation.)

As a result of these limited voting rights of the Class A Stockholders, which are set forth in detail in Article Fourth, Paragraphs (IX) to (XII), of the Company's Certificate of Incorporation, the Class A Stockholders, including the Proponent, would not be entitled to vote upon the Proposal in the event it [*4] were submitted to the vote of the stockholders of the Company. Thus, the Proposal may properly be omitted from the proxy material pursuant to Rule 14a-8(b)(1),

Class A Stockholders of the Company have on prior occasions sought to introduce proposals for consideration at annual meetings of the Company respecting matters on which they were not entitled to vote. In each instance, the staff has agreed with the Company that such proposals could properly be omitted from the proxy statement since the proponents of such proposals, as Class A Stockholders, were unable to satisfy the requirement of Rule 14a-8 that they be entitled to vote at the Company's annual meeting on the proposals they intended to present for action. (See SEC letters to The New York Times Company available December 21, 1998, December 19, 1997, February 24, 1997, December 28, 1994, December 22, 1993, January 17, 1992, January 22, 1991, January 4, 1991, January 16, 1981, December 22, 1980, January 4, 1979, November 9, 1978, March 25, 1975, and April 1, 1974, attached hereto as Exhibit C.)

For the foregoing reasons, the Company believes that the Proposal may properly be omitted from its 2003 proxy material, and intends [*5] to do so. The Company reserves the right, should it be necessary, to present additional reasons for omitting the Proposal,

A copy of this letter, together with the enclosures, is being mailed to the proponent.

Very truly yours,
Rhonda L. Brauer

EXHIBIT A

Ralph Jaffe
7618 Carla Road
Baltimore, MD 21208
410.602.7890

July 29, 2002

Arthur Sulzberger, Jr.
Chairman of the Board
New York Times
229 West 43rd Street
New York, New York 10036

Dear Mr. Sulzberger, Jr.,

I am requesting that the following proposals, in the form of a proxy, be submitted to the stockholders of the New York Times Company for their vote with the results tabulated by the time of the next appropriate stockholders' meeting.

Proposal 1 - The creation of a new department for the sole purpose of protecting the rights of minority shareholders.

Proposal 2 - The establishment of an independent auditor/ombudsman to review the accuracy of the annual financial reports of the New York Times.

I have been a stockholder in New York Times for more than seven years. My interaction with officials of this company have convinced me that these recommendations are sorely needed in order to protect the rights [*6] and investments of minority stockholders.

Should I not receive a positive response to my request by August 20, I will proceed to file a formal complaint with the Securities and Exchange Commission.

Sincerely,

Ralph Jaffe

EXHIBIT B

CERTIFICATE OF INCORPORATION

of

THE NEW YORK TIMES COMPANY *

* Restated to reflect amendments effective June 19, 1998.

FIRST

The name of the proposed corporation is The New York Times Company.

SECOND

The objects for which it is to be formed are as follows:

1. The business of printing, publishing and selling newspapers, books, pamphlets and other publications, gathering, transmitting and supplying news reports, general job printing, and any and all other business incidental to the foregoing or any of them or thereunto pertaining or proper in connection therewith.

2. To purchase, take on lease or in exchange, hire or otherwise acquire any real or personal property, rights or privileges suitable or convenient for any purpose of its business, and to erect and construct, make, improve or aid or subscribe towards the construction, erection, making and improvement of any building institution, machinery or other appliance insofar as the same may [*7] be appurtenant to or useful for the conduct of the business above specified, but only to the extent to which the Corporation maybe authorized under the laws of the State of New York or of the United States.

3. To acquire and carry on all or any part of the business or property of any corporation engaged in a business similar to that authorized to be conducted by this Corporation, and to undertake in conjunction therewith any liabilities of any person, firm, association or corporation possessed of property suitable for any of the purposes of this Corporation, or for carrying on any business which this Corporation is authorized to conduct, and as the consideration for the same to pay cash or to issue shares, stock or obligations of this Corporation.

4. To purchase, subscribe for or otherwise acquire, hold and dispose of the shares, stock or obligations of any corporation organized under the laws of this state or any other state, or of any territory of the United States or of any foreign country, except moneyed corporations, insofar as the same may be useful for the conduct of the business of this Corporation and incidental to or proper in connection therewith, and to issue in exchange [*8] therefor its stock, bonds or other obligations.

5. To borrow or raise money for any of the aforementioned purposes of this Corporation, and to secure the same and the interest thereon accruing, or for any purpose, to mortgage or charge the undertaking, or all or any part of the property, present or after acquired, subject to the limitations herein expressed, and to create, issue, make, draw, accept and negotiate debentures or debenture stock, mortgage bonds, promissory notes or other obligations or negotiable instruments.

6. To guarantee the payment of dividends or interest on any shares, stocks or debentures or other securities issued by, or any other contract or obligation of any corporation whenever proper or necessary for the business of this Corporation, provided the required authority be first obtained for that purpose.

7. To do any and all such other things as are incidental or conducive to the attainment of the above-mentioned objects.

THIRD

The Capital Stock is to consist of 301,049,602 shares, of which 200,000 shares of the par value of One Dollar ($ 1) each shall be Serial Preferred Stock, 300,000,000 shares of the par value of Ten Cents (10 [cents]) each shall be Class [*9] A Common Stock and 849,602 shares of the par value of Ten Cents (10 [cents]) each shall be Class B Common Stock.

FOURTH

The designations, preferences, privileges and voting powers of the shares of each class and the restrictions or qualifications thereof are, as follows:

(I) (a) Subject to applicable provisions of law and to the provisions of this Certificate of Incorporation, authority is hereby expressly granted to and vested in the Board of Directors, to the extent permitted by and upon compliance with the provisions set forth in the law of the State of New York, to issue the Serial Preferred Stock from time to time in one or more series, each series to have such relative rights, preferences, limitations or restrictions, and bear such designations, as shall be determined and stated prior to the issuance of any shares of any such series in and by a resolution or resolutions of the Board of Directors authorizing the issuance of such series, including without limitation:

(1) The number of shares to constitute such series and the distinctive designation thereof;

(2) The dividend rate or rates to which the shares of such series shall be entitled and whether dividends shall be cumulative [*10] and, if so, the date from which dividends shall accumulate, and the quarterly dates on which dividends, if declared, shall be payable;

(3) Whether the shares of such series shall be redeemable, the limitations, and restrictions in respect of such redemptions, the manner of selecting shares of such series for redemption if less than all shares are to be redeemed, and the amount per share, including the premium, if any, which the holders of shares of such series shall be entitled to receive upon the redemption thereof, which amount may vary at different redemption dates and may be different in respect of shares redeemed through the operation of any retirement or sinking fund and in respect of shares otherwise redeemed;

(4) Whether the holders of shares of such series shall be entitled to receive, in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, an amount equal to the dividends accumulated and unpaid thereon, whether or not earned or declared but without interest;

(5) Whether the shares of such series shall be subject to the operation of a purchase, retirement or sinking fund and, if so, whether such fund shall be cumulative [*11] or noncumulative, the extent to and the manner in which such fund shall be applied to the purchase or redemption of the shares of such series for retirement or to other corporate purposes, and the terms and provisions in respect of the operation thereof;

(6) Whether the shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or series thereof or of any other series of the same class, and if so convertible or exchangeable the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;

(7) The voting powers, if any, of the shares of such series in addition to the voting powers provided by law;

(8) Any other rights, preferences, limitations or restrictions not inconsistent with law or the provisions of this Certificate of Incorporation.

(b) All shares of any one series of Serial Preferred Stock shall be identical with each other in all respects, except that in respect of any series entitled to cumulative dividends, shares of such series issued at different times may differ as to the dates from which such dividends shall be cumulative.

(c) The shares of Serial Preferred Stock shall be [*12] issued for a consideration of at least One Hundred Dollars ($ 100) per share, and the stated capital allocable to each such issued share shall be at least One Hundred Dollars ($ 100).

(II) The holders of the Class A Common Stock shall be entitled to one vote for each share thereof held by them in the election of 30% of the Board of Directors proposed to be elected at any meeting of stockholders held for that purpose (or the nearest larger whole number if such percentage is not a whole number) voting separately and as a class; and the holders of the Class B Common Stock shall be entitled to one vote for each share held by them in the election of the balance of the Board of Directors proposed to be elected at any such meeting, voting separately and as a class. Nothing herein shall be deemed to limit the authority of the Board of Directors with respect to the voting powers of any series of Serial Preferred Stock which may be issued pursuant to paragraph (I) of this Article FOURTH.

(III) The holders of the Class A Common Stock, the holders of the Class B Common Stock, and (to the extent determined by the Board of Directors in determining the rights of any series of Serial Preferred Stock [*13] issued pursuant to paragraph I hereof) the holders of shares of any series of Serial Preferred Stock shall be entitled to one vote per share, voting together and not as separate classes, upon.

(1) The matters specifically set forth in paragraph V of this Article FOURTH;

(2) Any proposal submitted to a vote of shareholders in connection with the ratification of the selection of independent certified public accountants to serve as auditors of the Company.

(IV) Except as provided in paragraphs I, II and III of this Article FOURTH and as otherwise required by the laws of the State of New York, the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock, the holders of Class 3 Common Stock to be entitled to 1 vote for each 1 share thereof held upon all matters requiring a vote of stockholders of the Corporation and the holders of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof.

(V) Authorization by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon shall be required [*14] for any one or more of the following actions, unless the Corporation shall, prior to any such action, receive in writing the consent of any stock exchange upon which any stock of the Corporation may be listed to such action without authorization of stockholders, or unless at the time of such action no shares of stock of the Corporation are listed upon any stock exchange:

(1) Reservation of any shares of capital stock of the Corporation for options granted or to be granted to officers, directors or employees of the Corporation:

(2) The acquisition of the stock or assets of any other company in the following circumstances:

(a) If any officer, director or holder of 10% or more of any class of shares of voting securities of the Corporation has an interest, directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction;

(b) If the transaction involves the issuance of Class A Common Stock or Class B Common Stock or securities convertible into either, or any combination of the three, and if the aggregate number of shares of Common Stock so to be issued together with the Common Stock which could be issued upon conversion of such [*15] securities approximates (in the reasonable judgment of the Board of Directors) 20% of the aggregate number of shares of Class A Common Stock and Class B Common Stock outstanding immediately prior to such transaction; or

(c) If the transaction involves issuance of Class A Common Stock or Class B Common Stock and any additional consideration, and if the value of the aggregate consideration so to be issued (including the value of any Common Stock which may he issuable in the future in accordance with the terms of the transaction) has in the reasonable judgment of the Board of Directors a combined fair value of approximately 20% or more of the aggregate market value of shares of Class A Common Stock and Class B Common Stock outstanding immediately prior to such transaction

(VI) Except for the holders of Class B Common Stock, no holder of any share of any class of stock of the Corporation shall have any preemptive or other rights to subscribe for or purchase any shares of any class or any notes, debentures, bonds or any other securities of the Corporation, whether now or hereafter authorized and whether or not convertible into, or evidencing or carrying option, warrants or rights to [*16] purchase shares of any class or any notes, debentures, bonds or any other securities now, or hereafter authorized, and whether the same shall be issued for cash; services or property, or by way of dividend or otherwise.

(VII) Whenever any shares of Class A Common Stock or Class B Common Stock of the Corporation shall have been redeemed, purchased or otherwise reacquired, the Board of Directors shall be authorized either to eliminate such shares from the authorized number of shares of the Corporation or to restore such shares to the status of authorized but unissued shares.

(VIII) (1) Each share of Class B Common Stock may at any time be converted, at the option of the holder thereof, into one fully paid and non-assessable (except to the extent provided in Section 630 of the Business Corporation Law) share of Class A Common Stock. Such right shall be exercised by the surrender of the certificate representing such share of Class B Common Stock to be converted at the office of the transfer agent of the Corporation (the "Transfer Agent") during normal business hours accompanied by a written notice of the election by the holder thereof to convert and (if so required by the Corporation [*17] or the Transfer Agent) an instrument of transfer, in form satisfactory to the Corporation and to the Transfer Agent, duly executed by such holder or his duly authorized attorney, and funds in the amount of any applicable transfer tax (unless provision satisfactory to the Corporation is otherwise made therefor), if required pursuant to subparagraph (3) below.

(2) As promptly, as practicable after the surrender for conversion of a certificate representing shares of Class B Common Stock in the manner provided in subparagraph (1) above and the payment in cash of any amount required by the provisions of subparagraphs (1) and (3), the Corporation will deliver or cause to be delivered at the office of the Transfer Agent to or upon the written order of the holder of such certificate, a certificate or certificates representing the number of fully paid and non-assessable (except to the extent provided in Section 630 of the Business Corporation Law)

shares of Class A Common Stock issuable upon such conversion, issued in such name or names as such holder may direct. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of the [*18] certificate representing shares of Class B Common Stock, and all rights of the holder of such shares of Class B Common Stock as such holder shall cease at such time and the person or persons in whose name or names the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock at such time; provided, however, that any such surrender and payment on any date when the stock transfer books of the Corporation shall be closed shall constitute the person or persons in whose name or names the certificate or certificates representing shares of Class A Common Stock are to be issued as the record holder or holders thereof for all purposes immediately prior to the close of business on the next succeeding day on which such stock transfer books are open.

(3) The issuance of certificates for shares of Class A Common Stock upon conversion of shares of Class B Common Stock shall be made without charge for any stamp or other similar tax in respect of such issuance. However, if any such certificate is to be issued in a name other than that of the holder [*19] of the share or shares of Class B Common Stock converted, the person or persons requesting the issuance thereof shall pay to the Corporation the amount of any tax which may be payable in respect of any transfer involved in such issuance, or shall establish to the satisfaction of the Corporation that such tax has been paid.

(4) When shares of Class B Common Stock have been converted, they shall be cancelled and not reissued.

FIFTH

The amount with which said Corporation shall commence business is the sum of Seven Hundred Dollars ($ 700).

SIXTH

The Secretary of State is designated as agent for the service of process.

The principal office of the Corporation shall be located in the City of New York. County of New York and State of New York, and the address to which the Secretary of State shall mail a copy of process in any action or proceeding against the Corporation which may he served on him is *229 West 43d* Street, New York, N.Y.

SEVENTH

The duration of the Corporation shall be perpetual.

EIGHTH

The number of directors of the Corporation shall be not less than three nor more than eighteen, each of whom shall hold at least one share of Capital Stock.

NINTH. [*20]

No director of the Corporation shall be personally liable to the Corporation or its stockholders for damages for any breach of duty as a director; provided that this Article NINTH shall neither eliminate nor limit liability: (a) if a judgment or other final adjudication adverse to such director establishes that his or her acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he or she personally gained in fact a financial profit or other advantage to which he or she was nor legally entitled or that his or her acts violated Section 719 of the Business Corporation Law; or (b) for any act or Omission prior to the effectiveness of this Article NINTH. Any repeal of or modification to the provisions of this Article NINTH shall not adversely affect any right or protection of a director of the Corporation existing pursuant to this Article NINTH immediately prior to such repeal or modification.

THE NEW YORK TIMES COMPANY

Certificate of Incorporation

As Amended and Restated on

September 29, 1993;

and As Amended on

June 19, 1998

Legal Topics:

For related research and practice materials, see the following legal topics:
Business & Corporate LawCorporationsFinanceInitial Capitalization & Stock SubscriptionsClasses of StockBusiness & Corporate LawCorporationsFinanceInitial Capitalization & Stock SubscriptionsConsideration for SharesBusiness & Corporate LawCorporationsGoverning Documents & ProceduresRecords & Inspection RightsInspection RightsShareholders

2003 SEC No-Act. LEXIS 545

Securities Exchange Act of 1934 -- Rule 14a-8(b)

January 3, 2003

[*1] The **New York Times** Company

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 3, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The New York Times Company
Incoming letter dated December 13, 2002

The proposal relates to protection of the rights of minority shareholders and establishment of an independent auditor to review the annual financial reports of the company.

There appears to be some basis for your view that the New York Times may exclude the proposal under rule 14a-8(b). You represent that holders of the New York Times' Class A stock are entitled to vote only on certain matters which do not include the subject of this proposal. Rule 14a-8(b) requires that in order to be eligible to have a proposal included, a shareholder must hold "at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal." Accordingly, we will not recommend enforcement action to the Commission if the New York Times omits the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,

Jennifer Bowes
Attorney-Advisor

INQUIRY-1: The New York Times
Company

229 West 43rd Street
New [*2] York, NY 10036

tel 212.556-7127
fax 212.556-4634
brauerr@nytimes.com

December 13, 2002

Securities and Exchange Commission

Office of the Chief Counsel
Division of Corporate Finance
Judiciary Plaza Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The New York Times Company File No. 1-5837

Ladies and Gentlemen:

The New York Times Company (the "Company") has received a letter from Mr. Ralph Jaffe (the "Proponent") requesting that a proposal (the "Proposal") be included in the Company's proxy soliciting material for its 2003 Annual Meeting of Stockholders to be held on April 15, 2003. A copy of the Proponent's letter, which includes the Proposal, is attached as Exhibit A.

The Company believes that the Proposal may be omitted from the proxy soliciting material for its next annual meeting because, among other reasons, the Proponent, as a holder of Class A Common Stock, is not the owner of "...securities entitled to be voted on the [Proposal] at the meeting..." as is required by the SEC's Rule 14a-8(b)(1).

The Company has two classes of voting stock outstanding: Class A and Class B Common Stock. Since the Class A Common Stock is the class that is publicly traded, [*3] it is presumably the class of stock held by the Proponent. Class A Common Stock has limited voting rights, which, in summary, entitle the holders of Class A Common Stock (the "Class A Stockholders") to vote for the election of 30% of the Company's board of directors, and on the ratification of the selection of the Company's independent certified public accountants, certain acquisitions, and reservations of the Company's stock for options to be granted to officers, directors and employees.

Except as outlined above, and except as otherwise provided by the laws of the State of New York, the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit B, provides that:

"...the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock...and the holders...of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of the stockholders or to have notice thereof." (See Paragraph (XI) of Article Fourth of the Company's Certificate of Incorporation.)

As a result of these limited voting rights of the Class A Stockholders, which are set forth in detail in [*4] Article Fourth, Paragraphs (IX) to (XII), of the Company's Certificate of Incorporation, the Class A Stockholders, including the Proponent, would not be entitled to vote upon the Proposal in the event it were submitted to the vote of the stockholders of the Company. Thus, the Proposal may properly be omitted from the proxy material pursuant to Rule 14a-8(b)(1).

Class A Stockholders of the Company have on prior occasions sought to introduce proposals for consideration at annual meetings of the Company respecting matters on which they were not entitled to vote. In each instance, the staff has agreed with the Company that such proposals could properly be omitted from the proxy statement since the proponents of such proposals, as Class A Stockholders, were unable to satisfy the requirement of Rule 14a-8 that they be entitled to vote at the Company's annual meeting on the proposals they intended to present for action. (See SEC letters to The New York Times Company available December 21, 1998, December 19, 1997, February 24, 1997, December 28, 1994, December 22, 1993, January 17, 1992, January 22, 1991, January 4, 1991, January 16, 1981, December 22, 1980, January 4, 1979, November 9, [*5] 1978, March 25, 1975, and April 1, 1974, attached hereto as Exhibit C.)

For the foregoing reasons, the Company believes that the Proposal may properly be omitted from its 2003 proxy material, and intends to do so. The Company reserves the right, should it be necessary, to present additional reasons for omitting the Proposal.

A copy of this letter, together with the enclosures, is being mailed to the proponent.

Very truly yours,

Rhonda L. Brauer

EXHIBIT A

Ralph Jaffe
7618 Carla Road
Baltimore, MD 21208
410.602.7890

July 29, 2002

Arthur Sulzberger, Jr.
Chairman of the Board
New York Times
229 West 43rd Street
New York, New York 10036

Dear Mr. Sulzberger, Jr.,

I am requesting that the following proposals, in the form of a proxy, be submitted to the stockholders of the New York Times Company for their vote with the results tabulated by the time of the next appropriate stockholders' meeting.

Proposal 1 - The creation of a new department for the sole purpose of protecting the rights of minority shareholders.

Proposal 2 - The establishment of an independent auditor/ombudsman to review the accuracy of the annual financial reports of the New York Times.

I have [*6] been a stockholder in New York Times for more than seven years. My interaction with officials of this company have convinced me that these recommendations are sorely needed in order to protect the rights and investments of minority stockholders.

[EDITOR'S NOTE: TEXT WITHIN THESE SYMBOLS [O> <O] IS OVERSTRUCK IN THE SOURCE.]

Should I not receive a positive response to my request [O>within the next ten days<O] by August 20, I will proceed to file a formal complaint with the Securities and Exchange Commission.

Sincerely,

Ralph Jaffe

Legal Topics:

For related research and practice materials, see the following legal topics:
Business & Corporate LawCorporationsFinanceGeneral OverviewBusiness & Corporate LawCorporationsShareholdersMeetings & VotingAnnual MeetingsCivil ProcedureAppealsStandards of ReviewDe Novo Review

4 of 27 DOCUMENTS

1998 SEC No-Act. LEXIS 1089

Securities Exchange Act of 1934 -- Rule 14a-8(f), 14a-8(b)

December 21, 1998

[*1] The **New York Times** Company

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 21, 1998

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The New York Times Company
Incoming letter dated December 14, 1998

The proposal relates to the New York Times adopting the "Monterey Principles".

There appears to be some basis for your view that the New York Times may exclude the proposal under rule 14a-8(f). You represent that holders of the New York Times' Class A stock are entitled to vote only on certain matters which do not include the subject of this proposal. Rule 14a-8(b) requires that in order to be eligible to have a proposal included, a shareholder must hold, "at least $ 2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal..." Accordingly, we will not recommend enforcement action to the Commission if the New York Times omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Carolyn Sherman
Special Counsel

INQUIRY-1: THE NEW YORK TIMES COMPANY

229 WEST 43 STREET

NEW YORK, N.Y. 10036

212 556-6995
TELECOPIER NUMBER
212 556-4634

[*2] December 14, 1998

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance

Judiciary Plaza Building
450 Fifth Street, N.W.
Washington, DC 20549

Re: The New York Times Company
File No. 1-5837

Ladies and Gentlemen:

The New York Times Company (the "Company") has received a letter from The Newspaper Guild-CWA (the "Proponent") requesting that a proposal (the "Proposal") be included in the Company's proxy soliciting material for its 1999 Annual Meeting of Shareholders to be held on or about April 15, 1999. A copy of the Proponent's letter and the Proposal is attached as Exhibit A.

The Proponent states in its letter that it is the beneficial owner of 116 shares of Class A Common Stock of the Company, and has been for a period of over one year.

The Company believes the Proposal may be omitted from the proxy soliciting material for its next annual meeting because, among other reasons, the Proponent, as a holder of Class A Common Stock of the Company, is not the owner of "securities entitled to be voted on the proposal at the meeting . . . ." as is required by the Securities and Exchange Commission's Rule 14a-8(b)(2) (Question 2).

The Company [*3] has two classes of voting stock outstanding: Class A and Class B Common Stock. The shares held by the Proponent are Class A Common Stock. The Class A Common Stock has limited voting rights, which, in summary, entitle Class A Stockholders to vote for the election of 30% of the Company's board of directors, ratification of the selection of the Company's independent certified public accountants, certain acquisitions and the reservation of stock for options to be granted to officers, directors or employees.

Except as outlined above, and except as otherwise provided by the laws of the State of New York, the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit B, provides that:

> ". . . the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock . . . and the holders of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof."

(See Paragraph (IV) of Article Fourth of the Company's Certificate of Incorporation.)

As a result of these limited voting rights of the Class A Common Stock, which are set forth [*4] in detail in Article Fourth, Paragraphs (II) to (V), of the Company's Certificate of Incorporation, the holders of Class A Common Stock, including the Proponent, would not be entitled to vote upon the Proposal in the event it were submitted to the vote of the stockholders of the Company. Thus, the Proposal may properly be omitted from the proxy material pursuant to Rule 14a-8(b)(2).

Class A Stockholders of the Company have on prior occasions sought to introduce proposals for consideration at an annual meeting of the Company respecting matters on which they were not entitled to vote. In each instance, the Division of Corporation Finance has agreed with the Company that such proposals could properly be omitted from the proxy statement since such proponents, as holders of the Class A Common Stock, were unable to satisfy the requirement of Rule 14a-8 that they be entitled to vote at the Company's meeting on the proposals they intended to present for action. (See the letters to The New York Times Company, available December 19, 1997, December 19, 1997, February 24, 1997, December 28, 1994, December 22, 1993, January 17, 1992, January 22, 1991, January 4, 1991, January 16, 1981, [*5] December 22, 1980, January 4, 1979, November 9, 1978, March 25, 1975 and April 1, 1974, attached hereto as Exhibit C.)

* * *

Based on the foregoing, the management of the Company believes that the Proposal submitted by the Proponent may be properly omitted from its 1999 proxy material on the same grounds referred to in the above correspondence and intends to omit the same from its 1999 proxy material. The Company reserves the right, should it be necessary, to present additional reasons for omitting the Proposal.

In accordance with Release No. 33-6269 (December 5, 1980) seven additional copies of this letter are enclosed. If you have any questions with respect to the foregoing please call me at (212) 556-5995.

A copy of this letter, together with the enclosures, is being mailed to the Proponent.

Very truly yours,

Laura J. Corwin

EXHIBIT A

TNG
THE NEWSPAPER GUILD
COMMUNICATIONS WORKERS OF AMERICA

501 Third Street NW, 2nd Floor, Washington DC 20001-2797
202-434-7177 (fax) 202-434-1472 www.newsguild.org

November 3, 1998

Ms. Laura J. Corwin
Vice President and Corporate Secretary
New York Times Co.
229 West 43rd Street
New York, NY 10036

Re: Submission of Shareholder [*6] Proposal

Dear Ms. Corwin:

On behalf of The Newspaper Guild - CWA ("Guild"), I hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the New York Times Co. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in 1999. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

The Guild is the beneficial owner of 116 shares of New York Times Class A stock, with a total market value in excess of $ 2,000, held continuously for more than a year prior to this date of submission. Verification of stock ownership is attached.

The Guild intends to continue to own Company stock through the date of the Company's 1999 annual meeting. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Sincerely,

Linda Foley
President

ATTACHMENT 1

Shareholder Proposal

Resolved, the shareholders request that the Board of Directors adopt the following "Monetary Principles" as part of the Company's executive compensation policies in order to demonstrate the Board's [*7] commitment to continuous improvement in the standards of the newspaper industry, direct the Compensation Committee to review and monitor the implementation of these principles, and thereby provide for rewarding executives through performance-based awards for taking steps to achieve the goals that are contained in these principles.

1. The company must be accountable to the communities in which it publishes.

2. The company must continue to be fair, responsible and law-abiding in its dealings with local advertisers, vendors, employees and communities.

3. The company must dedicate adequate resources to news coverage in order to ensure that the public has a quality product providing information needed to make informed civic decisions.

4. The company must uphold freedom of speech and the press, and avoid corporate censorship of news.

5. The company's newspaper content must reflect the diversity of the communities that it serves.

Statement of Support

The need to emphasize these principles, and to reward executives who carry them out is heightened by shrinking newspaper readership, increasing competition from local television news, and competition by new electronic media. In the [*8] 1960s more than eighty percent of adults read a daily paper. By the 1990s, this had fallen to sixty percent. This company can respond to these trends by producing quality products and acting as a responsible corporate citizen.

In his book, "The Chain Gang," Richard McCord alleges that one news company's predatory advertising and reporting practices took unreasonable gains out of the communities for the sake of corporate profits. He describes how these practices hurt local businesses. The adoption of the above principles will encourage our company to act responsibly in the communities it serves, and to avoid the practice or appearance of such predatory practices.

A quality product is particularly important. 1997 article, "What Happens When Gannett Takes Over," by Sig Gissler in the *Columbia Journalism Review,* provides the kind of comment that we can ill afford if we are to retain and build a public market for our newspapers. Although the article includes some praise of the corporation, much of the criticism supports a growing public perception that the newspapers of today have abandoned aggressive, comprehensive and responsible journalism for "bottom-line thinking."

A corporation [*9] is not built simply by purchasing equipment and investing in property. It must invest in local communities, regions, states and personnel. Adoption of the principles by the Board will enhance adherence to sound business practices by our executives, help answer threats to our company's place in the publishing world and ultimately, protect our investment.

ATTACHMENT 2

SMITH BARNEY
A Member of Travelers Group (R)

[ILLEGIBLE TEXT]

November 2, 1998

To Whom It May Concern:

This is to verify that The Newspaper Guild - CWA is the beneficial owner of 116 shares of New York Times Class A stock with a total market value of $ 3,277.00 as of 10/30/1998. The Newspaper Guild - CWA has owned this stock for over a year.

Gordon T. Dale
Senior Portfolio Manager

Legal Topics:

For related research and practice materials, see the following legal topics:
Business & Corporate LawCorporationsFinanceInitial Capitalization & Stock SubscriptionsClasses of StockBusiness & Corporate LawCorporationsGoverning Documents & ProceduresGeneral OverviewBusiness & Corporate LawCorporationsShareholdersGeneral Overview

5 of 27 DOCUMENTS

1997 SEC No-Act. LEXIS 1089

Securities Exchange Act of 1934 -- Rule 14a-8(a)(1)

December 19, 1997

[*1] **New York Times** Co.

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 19, 1997

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: New York Times Co. (the "Company")
Incoming letter dated December 5, 1997

The proposal mandates that the Company report on an investigation that was subject of an article in the Boston Globe.

There appears to be some basis for your view that the proposal is excludable from the Company's proxy materials under rule 14a-8(a)(1). That rule provides that, at the time a shareholder submits a proposal, he or she must have continuously held for at least one year 1% or $ 1,000 worth of the Company's securities entitled to be voted on the proposal. The Company indicates that the proponent's shares have limited voting rights, which do not include the right to vote on the proposal. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits its proposal from its proxy materials.

Sincerely,

Frank G. Zarb, Jr.
Special Counsel

INQUIRY-1: Securities Exchange Act of 1934
Section 14; Rule 14a-8

THE NEW YORK TIMES COMPANY

229 WEST 43 STREET

NEW YORK, N.Y. [*2] 10036

212 556-5994

TELECOPIER NUMBER:

212 556-4634

December 5, 1997

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
Judiciary Plaza Building
450 Fifth Street, N.W.
Washington, DC 20549

Re: The New York Times Company
File No. 1-5837

Ladies and Gentlemen:

The New York Times Company (the "Company") has received a letter signed by Mr. John Jennings Crapo (the "Proponent"), requesting that a proposal (the "Proposal") be included in the Company's proxy soliciting material for its 1998 Annual Meeting of Shareholders to be held on or about April 16, 1998. A copy of the Proponent's letter, which includes the Proposal, is attached as Exhibit A.

The Proponent stated in his letter that he is the beneficial owner of 35 shares of Class A Common Stock of the Company, and has been for a period of over one year.

The Company believes the Proposal may be omitted from the proxy soliciting material for its next annual meeting because, among other reasons, the Proponent, as a holder of Class A Common Stock of the Company, is not the "owner of . . . securities entitled to be voted on the Proposal at the meeting . . ." as is required by the Securities [*3] and Exchange Commission's Rule 14a-8(a)(1).

The Company has two classes of voting stock outstanding: Class A and Class B Common Stock. The shares held by the Proponent are Class A Common Stock. The Class A Common Stock has limited voting rights, which, in summary, entitle Class A Stockholders to vote for the election of 30% of the Company's board of directors, ratification of the selection of the Company's independent certified public accountants, certain acquisitions and the reservation of stock for options to be granted to officers, directors or employees.

Except as outlined above, and except as otherwise provided by the laws of the State of New York, the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit B, provides that:

> ". . . the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock . . . and the holders of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of the stockholders or to have notice thereof."

(See Paragraph (XI) of Article Fourth of the Company's Certificate of Incorporation.)

As a result of these limited [*4] voting rights of the Class A Common Stock, which are set forth in detail in Article Fourth, Paragraphs (IX) to (XII), of the Company's Certificate of Incorporation, the holders of Class A Common Stock, including the Proponent, would not be a entitled to vote upon the Proposal in the event it were submitted to the vote of the stockholders of the Company. Thus, the Proposal may properly be omitted from the proxy material pursuant to paragraph (a)(1) of Rule 14a-8.

Class A Stockholders of the Company have on prior occasions sought to introduce proposals for consideration at an annual meeting of the Company respecting matters on which they were not entitled to vote. In each instance, the Division of Corporation Finance has agreed with the Company that such proposals could properly be omitted from the proxy statement since such proponents, as holders of the Class A Common Stock, were unable to satisfy the requirement of Rule 14a-8(a)(1) that they be entitled to vote at the Company's meeting on the proposals they intended to present for action. (See the letters to The New York Times Company, available December 28, 1994, January 17, 1992, January 22, 1991, January 4, 1991, January [*5] 16, 1981, December 22, 1980, January 4, 1979, November 9, 1978, March 25, 1975 and April 1, 1974, attached hereto as Exhibit C.)

* * *

Based on the foregoing, the management of the Company believes that the Proposal submitted by the Proponent may be properly omitted from its 1998 proxy material on the same grounds referred to in the above correspondence and intends to omit the same from its 1998 proxy material. The Company reserves the right, should it be necessary, to present additional reasons for omitting the Proposal.

In accordance with Release No. 33-6269 (December 5, 1980), seven additional copies of this letter are enclosed. If you have any questions with respect to the foregoing, please call me at (212) 556-5995.

A copy of this letter, together with the enclosures, is being mailed to the Proponent.

Very truly yours,

Laura J. Corwin

ATTACHMENT

[Mr] John Jennings Crapo

POST OFFICE BOX 151

CAMBRIDGE MA 02140-0002

October 01 1997 (Thursday) 11:30 A.M.

Via Certified Mail
#P 233 892 413
RETURN RECEIPT REQUESTED

NEW YORK TIMES COMPANY
Laura J. Corwin, Esq., Secretary
of her Successor as Company
Secretary, THE NEW YORK TIMES COMPANY,
229 WEST 43D [*6] STREET
NEW YORK CITY NY 10036

RE: Enclosed
Shareholder Proposal
FOR CONSIDERATION AT
THE NEXT MEETING OF
SHAREHOLDERS, THE NEW
YORK TIMES COMPANY

Dear Company Secretary:

I've thirty-five CLASS A Shares of the common stock New York Times Company which I've held over one year and which are now a market value in excess $ 1,000. At next stockholder meeting I plan to present the stockholder proposal. In event you have a special meeting of stockholders which will convene before the next annual meeting of stockholders it is my expressed intention this proposal be introduced into the proxy statement of the special meeting and I present proposal at the special meeting of stockholders.

Stockholder Proposal:

Stockholders meeting in assembled stockholder meeting meeting in person and by proxy hereby issue the following command to our Board of directors ("Board"):

The report of the entire investigation of the office of the State Treasurer and Receiver General, The Commonwealth of Massachusetts, including copies of all documents, publicized in THE BOSTON GLOBE, Sept. 29, 1997 shall be published in the proxy statement of the next stockholder meeting which takes place after the meeting at [*7] which this proposal is approved as an annex to said proxy statement.

The investigation was conducted by the United States Securities and Exchange Commission.

Supporting Statement:

THE BOSTON GLOBE is a principal subsidiary of the NEW YORK TIMES COMPANY and the usual complete coverage was not done September 29 1997 is since THE MANAGEMENT OF THE BOSTON GLOBE in it's infinite wisdom felt if all details be published the action should be at the command of stockholders.

X X X X

A copy of this proposal and accompany REASONS I send to the SEC, via certified mail #P 579 816 413. To co-operate with said commission, I enclose a copy of the article in question so to co-operate with said Commission. Additionally I send you a copy of the article. I emphasize sending the copy to the SEC is not a prohibition of the SEC rule against using a proposal to intrude in a matter of the ordinary business of the registrant since it concerns a matter of public debate.

Also sending the SEC the documentation doesn't violate the SEC rule against a proposal being used to intrude in an election because the rule has always been intended and ruled upon to concern election of registrant's Board Members.

Additionally [*8] the objection which usually might be made of it having a relationship of a personal grievance doesn't apply either because the New YORK TIMES COMPANY although considered a person because it's a Corporation and therefore protected by the United States Constitution's Fourteenth Amendment still doesn't vote in a Massachusetts Primary and General Election and although individual employees although resident of Massachusetts may endorse nomination papers and be voters, the Corporation does not.

If you have questions please write me a letter concerning your question and mail it to me via U.S. Postal Service to the undersigned at HIS Post OFFICE BOX.

Proponent has FATIGUE and SCHIZOPHRENIA and other health issues. Also he's a homo-sexual.

Your obedient stockholder,

[Mr.] John Jennings Crapo

Legal Topics:

For related research and practice materials, see the following legal topics:
Business & Corporate LawCorporationsFinanceInitial Capitalization & Stock SubscriptionsClasses of StockBusiness & Corporate LawCorporationsGoverning Documents & ProceduresGeneral OverviewBusiness & Corporate LawCorporationsShareholdersMeetings & VotingVoting SharesDirector Elections & Removals

6 of 27 DOCUMENTS

1997 SEC No-Act. LEXIS 1091

Securities Exchange Act of 1934 -- Rule 14a-8(a)(1)

December 19, 1997

[*1] **New York Times** Co.

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 19, 1997

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: New York Times Co. (the "Company")
Incoming letter dated December 10, 1997

The proposal mandates that the Company report on its computer preparedness for year 2000.

There appears to be some basis for your view that the proposal is excludable from the Company's proxy materials under rule 14a-8(a)(1). That rule provides that, at the time a shareholder submits a proposal, he or she must have continuously held for at least one year 1% or $ 1,000 worth of the Company's securities entitled to be voted on the proposal. The Company indicates that the proponent's shares have limited voting rights, which do not include the right to vote on the proposal. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits its proposal from its proxy materials.

Sincerely,

Fank G. Zarb, Jr.
Special Counsel

INQUIRY-1: THE NEW YORK TIMES COMPANY

229 WEST 43 STREET

NEW YORK, N.Y. 10036

212 556-5995

TELECOPIER NUMBER:
212 556-4634

Securities Exchange Act of [*2] 1934
Section 14; Rule 14a-8

December 10, 1997

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
Judiciary Plaza Building
450 Fifth Street, N.W.
Washington, DC 20549

Re: The New York Times Company

File No. 1-5837

Ladies and Gentlemen:

The New York Times Company (the "Company") has received a letter signed by Mr. Dean V. Shahinian (the "Proponent"), requesting that a proposal (the "Proposal") be included in the Company's proxy soliciting material for its 1998 Annual Meeting of Shareholders to be held on or about April 16, 1998. A copy of the Proponent's letter, which includes the Proposal, is attached as Exhibit A.

The Proponent stated in his letter that he is the beneficial owner of 100 shares of Class A Common Stock of the Company, and has been for a period of over one year.

The Company believes the Proposal may be omitted from the proxy soliciting material for its next annual meeting because, among other reasons, the Proponent, as a holder of Class A Common Stock of the Company, is not the "owner of...securities entitled to be voted on the Proposal at the meeting..." as is required by the Securities and Exchange Commission's [*3] Rule 14a-8(a)(1).

The Company has two classes of voting stock outstanding: Class A and Class B Common Stock. The shares held by the Proponent are Class A Common Stock. The Class A Common Stock has limited voting rights, which, in summary, entitle Class A Stockholders to vote for the election of 30% of the Company's board of directors, ratification of the selection of the Company's independent certified public accountants, certain acquisitions and the reservation of stock for options to be granted to officers, directors or employees.

Except as outlined above, and except as otherwise provided by the laws of the State of New York, the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit B, provides that:

> "...the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock...and the holders of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of the stockholders or to have notice thereof."

(See Paragraph (XI) of Article Fourth of the Company's Certificate of Incorporation.)

As a result of these limited voting rights of the Class A Common [*4] Stock, which are set forth in detail in Article Fourth, Paragraphs (IX) to (XII), of the Company's Certificate of Incorporation, the holders of Class A Common Stock, including the Proponent, would not be entitled to vote upon the Proposal in the event it were submitted to the vote of the stockholders of the Company. Thus, the Proposal may properly be omitted from the proxy material pursuant to paragraph (a)(1) of Rule 14a-8.

Class A Stockholders of the Company have on prior occasions sought to introduce proposals for consideration at an annual meeting of the Company respecting matters on which they were not entitled to vote. In each instance, the Division of Corporation Finance has agreed with the Company that such proposals could properly be omitted from the proxy statement since such proponents, as holders of the Class A Common Stock, were unable to satisfy the requirement of Rule 14a-8(a)(1) that they be entitled to vote at the Company's meeting on the proposals they intended to present for action. (See the letters to The New York Times Company, available December 28, 1994, January 17, 1992, January 22, 1991, January 4, 1991, January 16, 1981, December 22, 1980, January 4, [*5] 1979, November 9, 1978, March 25, 1975 and April 1, 1974, attached hereto as Exhibit C.)

* * *

Based on the foregoing, the management of the Company believes that the Proposal submitted by the Proponent may be properly omitted from its 1998 proxy material on the same grounds referred to in the above correspondence and intends to omit the same from its 1998 proxy material. The Company reserves the right, should it be necessary, to present additional reasons for omitting the Proposal.

In accordance with Release No. 33-6269 (December 5, 1980), seven additional copies of this letter are enclosed. If you have any questions with respect to the foregoing, please call me at (212) 556-5995.

A copy of this letter, together with the enclosures, is being mailed to the Proponent.

Very truly yours,

Laura J. Corwin

ATTACHMENT 1

DEAN V. SHAHINIAN

8909 CAPTAINS ROW

ALEXANDRIA, VIRGINIA 22308

December 8, 1997

BY FAX

Ms. Laura J. Corwin
Secretary
The New York Times Company
229 West 43rd Street
New York, New York 10036

RE: Shareholder Proposal on Year 2000 Disclosures

Dear Ms. Corwin:

I am the beneficial owner of 100 shares of The New York Times Company. I purchased the shares on June [*6] 1, 1988. I plan to hold at least $ 1,000 worth of stock through the date of the next shareholders meeting.

I intend to attend the next shareholders meeting and to present the attached proposal at the meeting. Please include the proposal in the proxy materials that will be mailed to shareholders.

Thank you for your consideration of this request.

Sincerely,

Dean Shahinian

ATTACHMENT 2

DISCLOSURE OF YEAR 2000 PREPAREDNESS

The "Year 2000 Problem" has drawn international attention from business executives, legislators, regulators, journalists and others. Many regional, national and international conferences discuss the Year 2000 problem and solutions; many articles have appeared in *Fortune, Money, Forbes, Newsweek,* and other periodicals discussing its broad scope and serious consequences and legislators have held hearings and proposed bills to require enhanced corporate disclosures about the Year 2000 problem.

The Problem stems from computer software programs that use a two-digit field (e.g., "98") instead of a four-digit field (e.g. "1998") for the year. At present, many computer systems are not prepared to operate successfully after January 1, 2000. Experts [*7] say that upgrading the computer software is the single largest information technology project undertaken in history.

On January 1, 2000, computer systems that do not recognize the proper year may fail. The potential damage from the failure of part of a company's computer systems may have large and far reaching effects on a corporation's ability to conduct its day to day business. A failure could damage financial results, client relationships, and reputation, and would impact the interests of shareholders. Additional damage could result from the failure of the computers of a company's suppliers or customers.

The shareholders, in the Proposal below, request that The New York Times report on its progress in the important effort of assessment and preparing its computer systems to operate properly after January 1, 2000. Although the company may make limited types of Year 2000 disclosures pursuant to the federal securities laws, shareholders support this proposal because they want to receive all of the significant information specified below on a regular basis.

PROPOSAL

The shareholders ask the Board of Directors to inform the shareholders the status of The New York Times' computer [*8] system preparedness for the Year 2000, i.e. preparing its computer systems to operate without flaw beginning on January 1, 2000, in its quarterly reports by providing the information described below.

1. A description of the company's progress in completing five widely recognized phases of Year 2000 remediation:

A. Awareness

B. Assessment

C. Renovation

D. Validation

E. Implementation

The description would include a timetable of the progress on the Year 2000 problem:

2. The cost that the company incurred in connection with the remediation efforts to date and an estimate of additional costs it expects to incur in connection with future remediation efforts;

3. Information about any insurance it has to cover specific Year 2000 computer systems problems or the defense of legal actions against the company or its officers and directors arising from Year 2000 problems; and

4. Information about contingency plans developed to ensure continuous operation of the company's essential business functions in the event of Year 2000 problems in the computer systems of the company or its vendors, suppliers, customers, or business affiliates.

Shareholders request that The New York Times provide [*9] this information in the annual and quarterly reports filed on Forms 10-K and 10-Q and, in a summary form, in the annual and quarterly reports sent to shareholders, until the end of the first quarter of 2000.

Legal Topics:

For related research and practice materials, see the following legal topics:
Business & Corporate LawCorporationsShareholdersMeetings & VotingGeneral OverviewComputer & Internet LawYear 2000International LawAuthority to RegulateGeneral Overview

7 of 27 DOCUMENTS

1997 SEC No-Act. LEXIS 359

Securities Exchange Act of 1934 -- Rule 14a-8(a)(1)

February 24, 1997

[*1] The **New York Times** Company

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 24, 1997

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: The New York Times Company (the "Company")
Incoming letter dated January 10, 1997

The proposal recommends that the board of directors ensure that non-employee directors receive a minimum of fifty percent (50%) of their total compensation in the form of Company stock which cannot be sold for three years.

There appears to be some basis for your view that the proposal may be omitted pursuant to Rule 14a-8(a)(1) as the proponent is not the "... owner of ... securities ... entitled to be voted on the proposal at the meeting ...." You represent in your letter that the proponent only owns Class A Common Stock and that owners of such stock would not be entitled to vote on this proposal at the annual meeting. Rule 14a-8(a)(1) requires that in order to be eligible to have a proposal included in a company's proxy soliciting materials, a shareholder must own "securities entitled to be voted upon the proposal ...." Under these circumstances, this Division will not recommend enforcement action to the Commission [*2] if the proposal is excluded from the Company's proxy materials.

Sincerely,

Joseph K. Pascale
Attorney-Advisor

INQUIRY-1: THE NEW YORK TIMES COMPANY

229 WEST 43 STREET

NEW YORK, N.Y. 10036

(212) 556-7127
FAX NUMBER
(212) 556-4634

Securities Exchange Act of 1934
Section 14; Rule 14a-8

January 10, 1997

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
Judiciary Plaza Building
450 Fifth Street, N.W.
Washington, DC 20549

Re: The New York Times Company

File No. 1-5837

Ladies and Gentlemen:

The New York Times Company (the "Company") has received a letter signed by Mr. Kenneth Steiner (the "Proponent"), requesting that a proposal (the "Proposal") be included in the Company's proxy soliciting material for its 1997 Annual Meeting of Shareholders to be held on or about May 16, 1997. A copy of the Proponent's letter, which includes the Proposal is attached as Exhibit A.

The Proponent has provided the Company with evidence that he is the beneficial owner of 250 shares of Class A Common Stock of the Company, and has been for a period of over one year.

The Proposal reads in part:

> "...the shareholders recommend that the Board of Directors take [*3] the necessary steps to ensure that from here forward all non-employee directors should receive a minimum of fifty percent (50%) of their total compensation in the form of Company stock which cannot be sold for three years."

The Company believes the Proposal may be omitted from the proxy soliciting material for its next annual meeting because, among other reasons, the Proponent, as a holder of Class A Common Stock of the Company, is not the "owner of...securities entitled to be voted on the Proposal at the meeting..." as is required by the Securities and Exchange Commission's Rule 14a-8(a)(1).

The Company has two classes of voting stock outstanding: Class A and Class B Common Stock. The shares held by the Proponent are Class A Common Stock. The Class A Common Stock has limited voting rights, which, in summary entitle Class A Stockholders to vote for the election of 30% of the Company's board of directors, ratification of the selection of the Company's independent certified public accountants, certain acquisitions and the reservation of stock for options to be granted to officers, directors or employees. The right of holders of Class A Common Stock to vote on proposals to reserve [*4] stock for options to be granted to officers, directors or employees is intended to provide such holders with the ability to control the potential dilutive effect of a decision by the Board to grant options or adopt an option plan. This limited voting right is not invoked by the Proposal, which is a general recommendation to the Board with respect to the compensation of directors.

Except as outlined above, and except as otherwise provided by the laws of the State of New York, the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit B, provides that:

> "...the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock...and the holders of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of the stockholders or to have notice thereof."

(See Paragraph (XI) of Article Fourth of the Company's Certificate of Incorporation.)

As a result of these limited voting rights of the Class A Common Stock, which are set forth in detail in Article Fourth, Paragraphs (IX) to (XII), of the Company's Certificate of Incorporation, the holders of Class A Common [*5] Stock, including the Proponent, would not be entitled to vote upon the Proposal in the event it were submitted to the vote of the stockholders of the Company. Thus, the Proposal may properly be omitted from the proxy material pursuant to paragraph (a)(1) of Rule 14a-8.

Class A Stockholders of the Company have on prior occasions sought to introduce proposals for consideration at an annual meeting of the Company respecting matters on which they were not entitled to vote. In each instance, the Division of Corporation Finance has agreed with the Company that such proposals could properly be omitted from the proxy statement since such proponents, as holders of the Class A Common Stock, were unable to satisfy the requirement of Rule 14a-8(a)(1) that they be entitled to vote at the Company's meeting on the proposals they intended to present for action. (See the letters to The New York Times Company, available December 28, 1994, January 17, 1992, January 22, 1991, January 4, 1991, January 16, 1981, December 22, 1980, January 4, 1979, November 9, 1978, March 25, 1975 and April 1, 1974, attached hereto as Exhibit C.)

* * *

Based on the foregoing, the management of the Company believes [*6] that the Proposal submitted by the Proponent may be properly omitted from its 1997 proxy material on the same grounds referred to in the above correspondence and intends to omit the same from its 1997 proxy material. The Company reserves the right, should it be necessary, to present additional reasons for omitting the Proposal.

In accordance with Release No. 33-6269 (December 5, 1980), seven additional copies of this letter are enclosed. If you have any questions with respect to the foregoing, please call me at (212) 556-7127.

A copy of this letter, together with the enclosures, is being mailed to the Proponent.

Very truly yours,

Rhonda L. Brauer

ATTACHMENT 1

Kenneth Steiner
Investments

14 Stoner Avenue Suite 2-M
Great Neck, NY 11021
Telephone (516) 482-5262

rec'd 11/12/96

Laura Corwin
Corporate Secretary
The New York Times Co.
229 West 43rd Street
New York, NY 10036

Re: Notice of Submission of Shareholder Proposal.

Dear Ms. Corwin:

Enclosed is a shareholder resolution and supporting statement for inclusion in the company's proxy statement and presentation at The New York Times Co's 1997 annual shareholders meeting.

In accordance with Securities and Exchange [*7] Commission regulations under rule 14a-8, I have owned shares of the company's stock with a market value of at least $ 1,000--Continuously for the preceding year and I intend to maintain such ownership through the date of the following annual shareholders' meeting.

If you would like to discuss this proposal, or intend to object to the resolution's entry in the 1997 proxy statement, please contact me at the above address.

Sincerely,

Kenneth Steiner

Date: 11-7-96

ATTACHMENT 2

STOCK COMPENSATION PROPOSAL

"RESOLVED, that the shareholders recommend that the Board of Directors take the necessary steps to ensure that from here forward all non-employee directors should receive a minimum of fifty percent (50%) of their total compensation in the form of Company stock which cannot be sold for three years."

SUPPORTING STATEMENT

A significant equity ownership by non-employee directors is probably the best motivator for enhancing shareholder value and facilitating identification with shareholders.

Traditionally, non-employee directors were routinely compensated with a fixed fee, regardless of corporate performance. In today's competitive global economy, outside directors must [*8] exercise critical oversight of management's performance in fostering corporate profitability and shareholder value. All too often, outside directors' oversight has been too lax, and their actions were too late to effect any meaningful change.

The history of public corporations in America has too many examples of directors passively allowing strategic management errors to occur. This results in eroding corporate and shareholder value.

When compensation takes the form of company stock, there is a greater likelihood that outside directors will exercise greater diligence in protecting their own, as well as corporate, and shareholder interests.

What is being recommended in this proposal is neither novel or untried. A number of corporations have already established versions of such practices, namely, Alexander & Alexander, Baxter International, Hartford Steam Boiler, James River, McGraw Hill, NYNEX, RJR Nabisco, Sunbeam Corporation, The Travelers, Westinghouse, Woolworth and Zurn Industries.

In June, 1995, the National Association of Corporate Director's (NACD) Blue Ribbon Commission on Director Compensation issued a report urging that directors of public companies be paid their [*9] annual fees primarily in company stock to more closely align their interests with those of shareholders. Several widely-reported empirical studies have confirmed the potential efficacy of this approach. Research conducted by Professor Charles M. Elson of the Stetson University Law School found that those companies whose outside directors held substantial amounts of company stock tended both to compensate their executives more reasonably, and outperform those businesses where the directors held little or no equity, suggesting a link between director stock ownership and better corporate oversight and performance.

It can be argued that awarding stock options to outside directors accomplishes the same purpose of insuring director's allegiance to a company's profitability as paying them in stock. However, it is my contention that stock options entail no downside risk, i.e., while stock options offer rewards should the stock increase, if the stock price decreases, no penalties ensue. There are few strategies that are more likely to align the interests of outside directors with those of shareholder than one which results in their sharing of the same bottom line.

I URGE YOUR SUPPORT, [*10] VOTE FOR THIS RESOLUTION!

Legal Topics:

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Business & Corporate LawCorporationsFinanceGeneral OverviewBusiness & Corporate LawCorporationsGoverning Documents & ProceduresArticles of Incorporation & BylawsGeneral OverviewBusiness & Corporate LawCorporationsShareholdersMeetings & VotingGeneral Overview

9 of 27 DOCUMENTS

1994 SEC No-Act. LEXIS 857

Securities Exchange Act of 1934 -- Rule 14a-8

December 28, 1994

[*1] The **New York Times** Company

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 28, 1994

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: The New York Times Company ("the Company")
Incoming Letter dated December 2, 1994

The proposal requests the Company to affirm that it no longer accepts religious advertisements on page one of the metro or national editions of the New York Times.

There appears to be some basis for your view that the proposal may be omitted pursuant to rule 14a-8(a)(1) as the proponent is not the "... owner of ... securities ... entitled to be voted on the proposal at the meeting ..." You represent in your letter that the proponent only owns Class A Common Stock and that owners of such stock are not entitled to vote on this proposal at the annual meeting. Rule 14a-8(a)(1) requires that in order to be eligible to have a proposal included in a company's proxy soliciting materials, a shareholder must own "securities entitled to be voted upon the proposal ...." Under these circumstances this Division will not recommend enforcement action to the Commission if the proposal is excluded from the Company's proxy materials.
[*2]
Sincerely,

Vincent W. Mathis
Attorney Advisor

INQUIRY-1: THE NEW YORK TIMES COMPANY

229 WEST 43 STREET

NEW YORK, N.Y. 10036

(212) 556-5995

FAX NUMBER:
(212) 556-4634

Rule 14a-8

December 2, 1994

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
Judiciary Plaza Building
450 Fifth Street, N.W.
Washington, DC 20549

Re: The New York Times Company
File No. 1-5837

Ladies and Gentlemen:

The New York Times Company (the "Company") has received a letter from Mr. Jerome M. Garchik (the "Proponent") requesting that a proposal (the "Proposal") be included in the Company's proxy soliciting material for its "next annual meeting." The Proponent subsequently advised the Company that his proposal was intended for the Company's 1995 Annual Meeting of Stockholders, to be held on or about April 18, 1995. A copy of the Proponent's letter, which includes the Proposal, is attached as Exhibit A.

The Proponent has provided the Company with evidence that he is the beneficial owner of 300 shares of Class A Common Stock of the Company.

> The Proposal reads in part:
> "Proposed Resolution:
>
> The shareholders affirm that it is no longer the policy of [*3] The New York Times to accept religious advertisements of any type on page one of the metro or national editions."

The Company believes that the Proposal may be omitted from the proxy soliciting material for its next annual meeting for a number of reasons, including:

> a. The Proponent, as a holder of Class A Common Stock of the Company, is not the "owner of . . . securities entitled to be voted on the [Proposal] at the meeting . . ." as is required by the SEC's Rule 14a-8(a)(1)
>
> b. The Proposal deals with "a matter relating to the conduct of the ordinary business operations of [the Company]" and thus may be omitted pursuant to Rule 14a-8(c)(7) of the Securities and Exchange Commission (the "SEC"); and
>
> c. The Proposal "relates to operations which account for less than five percent of the [Company's] total assets at the end of its most recent fiscal year, and for less than five percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the [Company's] businesses" and, therefore, may be omitted pursuant to the SEC's Rule 14a-8(c)(4)

A. Rule 14a-8(a)(1)

The Company has two classes of voting stock outstanding: Class [*4] A and Class B Common Stock. The Class A Common Stock (300 shares of which are held by the Proponent) has limited voting rights, which, in summary, entitle holders of Class A Common Stock (the "Class A Stockholders") to vote for the election of 30% of the Company's board of directors, and on the ratification of the selection of the Company's independent certified public accountants, certain acquisitions, and reservations of the Company's stock for options to be granted to officers, directors or employees.

Except as outlined above, and except as otherwise provided by the laws of the State of New York, the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit B, provides that:

... the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock ... and the holders ... of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of the stockholders or to have notice thereof."

(See paragraph (XI) of Article Fourth of the Company's Certificate of Incorporation.)

As a result of these limited voting rights of the Class A Stockholders, which are set [*5] forth in detail in Article Fourth, paragraphs (IX) to (XII), of the Company's Certificate of Incorporation, the Class A Stockholders, including the proponent, would not be entitled to vote upon the proposal in the event it were submitted to the vote of the stockholders of the Company. Thus, the Proposal may properly be omitted from the proxy material pursuant to Rule 14a-8(a)(1).

Class A Stockholders of the Company have on prior occasions sought to introduce proposals for consideration at annual meetings of the Company respecting matters on which they were not entitled to vote. In each instance, the staff has agreed with the Company that such proposals could properly be omitted from the proxy statement since such proponents, as Class A Stockholders, were unable to satisfy the requirement of Rule 14a-8(a) that they be entitled to vote at the Company's annual meeting on the proposals they intended to present for action. See the letters to The New York Times Company (available January 17, 1992, January 22, 1991, January 4, 1991, January 16, 1981, December 22, 1980, January 4, 1979, November 9, 1978, March 25, 1975 and April 1, 1974)

B. Rule 14a-8(c)(7)

The Company believes that [*6] the proposal may be omitted from its proxy material pursuant to Rule 14a-8(c)(7) because the proposal deals with a matter relating to the conduct of the ordinary business operations of the Company.

Rule 14a-8(c)(7) recognizes that ordinary business decisions are not appropriate matters for direct shareholder action. A limitation on the advertising policy of The New York *Times* such as that suggested by the Proponent would interfere with the very core of the Company's ordinary business operations. The content, subjects, and location of advertising found in *The New* York *Times* are determined by the paper's staff, and through agreements with the paper's advertisers. This activity is clearly within the exclusive realm of the management and staff of *The New* York *Times.*

On several instances in recent years, the staff of the Division of Corporation Finance has concurred with reliance on Rule 14a-8(c)(7) by media companies seeking to omit shareholder proposals attempting to shape advertising policy. In a letter to Gannett Co., Inc. (available March 18, 1993), the staff allowed the omission of a shareholder proposal requesting Gannett to prepare a report on its policies [*7] with respect to cigarette advertisements. The staff concurred with Gannett that Rule 14a-8(c)(7) permitted the omission, concluding that the proposal related to "the conduct of the ordinary business of the registrant (i.e., the nature, presentation and content of news and advertising)." Similarly, in a letter to General Electric Co. (available January 30, 1989), the staff concurred with that company's reliance on Rule 14a-8(c)(7) to omit a shareholder proposal which called for the establishment at NBC of a broadcasting standards unit to "enforce broadcasting and advertising standards."

Advertising space in The *New* York *Times* is in many respects a "product" created and marketed by the Company as its ordinary business, and the Proposal seeks to involve shareholders in business decisions regarding the sale of this product. The staff has consistently held that proposals regarding the sale of a particular category of products involve ordinary business operations, and therefore may be omitted under Rule 14a-8(c)(7). See the letters to Kmart Corporation (available February 23, 1993 and March 13, 1992) (Rule 14a-8(c)(7) permitted exclusion of proposals that company not sell [*8] pornographic periodicals); and Time Warner Inc. (available March 1, 1993) (Rule 14a-8(c)(7) permitted exclusion of proposal to establish stockholder advisory board to review company's products and projects).

C. Rule 14a-8(c)(5)

Rule 14a-8(c)(5) permits the omission of a proposal relating to operations which account for less then 5% of an issuer's total assets at the end of its most recent fiscal year, and for less then 5% of net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to its business.

The Proposal does not meet any of the five percent thresholds contained in Rule 14a-8(c)(5). At December 31, 1993 the Company's total assets were approximately $ 3.2 billion. For the fiscal year ended December 31, 1993, the Company's net earnings were approximately $ 6 million and its total revenues were approximately $ 2 billion. The amount of revenues generated from the type of advertising addressed by the Proposal for 1993 was substantially less then 5% of any of the foregoing amounts. In addition, this type of advertising is not otherwise significantly related to the Company's business.

In a similar circumstance, the staff [*9] allowed the Tribune Company to exclude from its proxy materials a proposal requesting that it to develop ethical and moral criteria relating to cigarette advertising in its publications, since revenues from cigarette advertising were below the five percent thresholds of Rule 14a-8(c)(5) and such advertising was not otherwise significantly related to its business. Tribune Company, (available January 27, 1994) . See also American Stores Company, (available March 25, 1994) (exclusion of a proposal requesting that company to terminate the sale of tobacco products in its stores permitted since revenues from the sale of tobacco products were below the five percent tests of 14a-8(c)(5)).

We are aware of the staff's reluctance to grant relief on the basis of Rule 14a-8(c)(5) when, although the technical criteria of the rule are met, the proposal relates to a significant social or political issue, and thus is otherwise significantly related to the issuer's business. See the letters to Amdahl Corporation (available March 2, 1993) (prohibited omission of proposal which requested that Amdahl ensure its products were not sold to entities involved in the enforcement of South Africa's [*10] apartheid laws); and Harsco Corporation (available January 4, 1993) (prohibited omission of proposal which sought to have the board of directors establish a policy to refrain from investment in South Africa). However, unlike these and similar letters involving South Africa, no significant social or political issue is raised by the Proponent.

* * *

For the foregoing reasons, the Company believes that the Proposal may properly be omitted from its 1995 proxy material, and intends to do so. The Company reserves the right, should it be necessary, to present additional reasons for omitting the Proposal.

In accordance with Release No. 33-6269 (December 5, 1980), seven additional copies of this letter are enclosed. In addition, copies of the letters cited herein are enclosed. If you have any questions with respect to the foregoing, please call me at (212) 556-5995.

A copy of this letter, together with the enclosures, is being mailed to the Proponent.

Very truly yours,

Laura J. Corwin

ATTACHMENT

JEROME M. GARCHIK
Attorney at Law
57 Post Street
San Francisco, California 94104
(415) 986-6489
FAX (415) 989-2909

March 29, 1994

Ms. Laura. G. Corwin, ESQ.
FAX: 212-556-4634
[*11]
To the Secretary of the
NEW YORK TIMES COMPANY
229 W. 43rd Street
New York, N.Y. 10036

Re: 1994 ANNUAL MEETING OF SHAREHOLDERS

To the Secretary:

I am the holder, through Merill Lynch Street Name of 300 shares of N.Y. Times Co. common stock in a MLPFS Keogh Account.

It is my intention to propose the following resolution at the next annual meeting of the corporation, and I request that this proposed resolution and stated reasons be included with proxy materials for this meeting:

Proposed Resolution.

The shareholders affirm that it is no longer the policy of the New York Times to accept religious advertising of any type on page one of the metro or national editions.

Reasons & Arguments for Resolution

In recent years, the corporation has accepted and printed sectarian religious advertising on page one of its metro and national editions. This advertising is divisive in the community, is misleading as to the secular, non-sectarian character of the corporation, and is inconsistent with the general news character of page one of the newspaper. Such sectarian, religious advertising should no longer be accepted for page one.

Please consider and respect this [*12] request pursuant to Rules of the Securities Exchange Commission. Rest assured I shall appeal to the SEC staff if this proposal is not included with your proxy materials or otherwise disregarded contrary to SEC regulations. Should the Board of Directors or management of the Times implement my proposal voluntarily, I of course would withdraw it as moot.

Your humble and respectful small holder,

Jerome M. Garchik, SS #080-34-5062
MLPFS Custodial Account Street Name.

Legal Topics:

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13 of 27 DOCUMENTS

1992 SEC No-Act. LEXIS 50

Securities Exchange Act of 1934 -- Rule 14a-8

January 17, 1992

[*1]

The **New York Times** Company

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 17, 1992

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: The New York Times Company (the "Company")
Incoming letter dated December 11, 1991

The proposal requests that "Class A shareholders be given the opportunity to vote for 30% of the Board of Directors who will, in view of their fiduciary responsibilities, refrain from giving money to advocacy or service organizations that support, counsel or perform abortion."

There appears to be some basis for your view that the proposal may be excluded pursuant to rule 14a-8(a)(1). You represent that the holders of the Company's Class A Stock are entitled to vote only on certain matters which do not include the subject of the proposal. Rule 14a-8(a)(1) requires that in order to be eligible to have a proposal included, a shareholder must own, for a specified time, a minimum amount of "securities entitled to be voted upon the proposal . . . ." Accordingly, this Division will not recommend enforcement action to the Commission if the first proposal is omitted from the Company's proxy materials. In reaching a position, [*2] the staff has not found it necessary to reach the alternative bases for omission upon which the Company relies.

Sincerely,

John C. Brousseau
Special Counsel

INQUIRY-1: THE NEW YORK TIMES COMPANY
229 WEST 43 STREET
NEW YORK, NY 10036

(212) 556-5995

December 9, 1991

Via Airborne Express

Securities and Exchange Commission

Office of the Chief Counsel
Division of Corporation Finance
Judiciary Plaza Building
450 Fifth Avenue, N.W.
Washington, D.C. 20549

Re: The New York Times Company - File No. 1-5837

Gentlemen:

The New York Times Company ("The Times") has received the enclosed letter signed by Mr. Anthony Leschin (the "Proponent"), requesting that a proposal (the "Proposal"), a copy of which is attached hereto as Exhibit A, be included in The Times's proxy soliciting material for its 1992 Annual Meeting of Stockholders. The 1992 Annual Meeting of Stockholders will be held on or about April 14, 1992.

The Proponent has provided The Times with evidence that he is the beneficial owner of 100 shares of Class A Common Stock of The Times, and has been for a period of over one year.

The Proposal recommends that "Class A shareholders [of the Company] be given the opportunity to vote [*3] for 30% of the Board of Directors who will, in view of their fiduciary responsibilities refrain from giving money to advocacy or service organizations that support, counsel or perform abortion." Management believes that the Proposal may be omitted from the proxy soliciting material for its next annual meeting for a number of reasons. These reasons, among other, being that:

A. The Proponent, as a holder of Class A Common Stock, is not the "owner of . . . securities entitled to be voted on the [Proposal] at the meeting . . ." as is required by the SEC's Rule 14a-8(a)(1).

B. The Proposal is not significantly related to the business of the Times and thus it may be omitted pursuant to the SEC's Rule 14a-8(c)(5).

C. The Proposal, if implemented, would require The Times to violate state and federal laws and thus may be omitted pursuant to the SEC's Rule 14a-8(c)(2).

D. The Proposal relates to an election to office and thus may be omitted pursuant to the SEC's Rule 14a-8(c)(8).

E. The Proposal and supporting statement are vague and misleading within the meaning of SEC's Rule 14a-9, and thus may be omitted pursuant to the SEC's Rule 14a-8(3).

A. Rule 14a-8(a)(1).

The Times has two classes [*4] of voting stock outstanding: Class A and Class B Common Stock. The Class A Common Stock (which is the class held by the Proponent) has limited voting rights which, in summary, entitle Class A Stockholders to vote for the election of 30% of the board of directors (the "Class A Directors"), ratification of the selection of The Times's independent certified public accountants, certain acquisitions and the reservation of Times stock for options.

Except as outlined above, and except as otherwise provided by the laws of the State of New York, The Times's Certificate of Incorporation, a copy of which is attached hereto as Exhibit B, provides that:

". . . the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock . . . and the holders . . . of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof."

(See Paragraph XI of Article Fourth of The Times's Certificate of Incorporation.)

As a result of these limited voting rights of the Class A Stockholders, which are set forth in detail in Article Fourth, Paragraphs (IX) to (XII), of The [*5] Times's Certificate of Incorporation, the holders of Class A Common Stock would not be entitled to vote upon the Proposal in the event it were submitted to the vote of the stockholders of The Times. Thus, the Proposal may properly be omitted from the proxy material pursuant to paragraphs (a)(1) and (c)(3) of Rule 14a-8.

Class A Stockholders of The Times have on prior occasions sought to introduce proposals for consideration at an annual meeting of The Times respecting matters on which they were not entitled to vote. In each instance, the Division of Corporation Finance has agreed with The Times that there was "some basis for the view that such proponents and other holders of the Class A Common Stock were unable to satisfy the requirement of Rule 14a-8(a) that they must be entitled to vote at The Times meeting on the proposals they wish to present for action" and agreed that such proposals could properly be omitted. (See The New York Times Company letters of January 22, 1991, January 4, 1991, January 16, 1981, December 22, 1980, January 4, 1979, November 9, 1978, March 25, 1975 and April 1, 1974, copies of which are attached hereto as Exhibit C.)

B. Rule 14a-8(c)(5).

As discussed [*6] below, the Proposal is vague and ambiguous, and subject to numerous alternative interpretations. The underlying premise seems to be a requirement that The Times insure that each person nominated (or elected) as a Class A Director will refrain from giving money to advocacy or service organizations that support, counsel or perform abortion. Whether the proposal seeks to accomplish this by requiring The Times to disclose in its proxy statements the position on abortion of each nominee or by disqualifying from eligibility for election any individual who supports legalized abortion, the Proposal deals with a matter that is not significantly related to The Times's business and the proposal may therefore be properly omitted from the proxy material pursuant to paragraph (c)(5) of Rule 14a-8. The views of any nominee for election as director or of any director respecting contributions to organizations that support, counsel or perform abortions have nothing whatsoever to do with the business of the Company.

In Stauffer Chemical Company (available March 1, 1974), the Commission Staff considered an analogous proposal which would have required disclosure of political contributions made by [*7] an issuer's officers and directors. The Staff concluded that such proposal was not significantly related to the issuer's business and therefore could be excluded from its proxy material, stating:

"It is plain that the personal political affiliations of officers and directors and their financial support of political candidates are not significantly related to the company's business."

Similarly, the positions of nominees for the board respecting contributions to organizations that support, counsel or perform abortions are not significantly related (or indeed related at all) to the business of the Times.

In a letter to American Telephone & Telegraph Company (available January 4, 1979), the Staff (while not agreeing with the issuer's specific request) affirmed the relevance of Rule 14a-8(c)(5) to situation such as the Proposal, stating that:

"There may be instances in which the information requested in a proposal is of so little relevance to the question of whether a nominee is qualified to be a director that a proposal requesting that information would not be significantly related to the issuer's business. . . ."

We note that the proposed disclosure recommended by the Proposal [*8] could lead other special interest groups to request nominees for directorships to disclose their church or political affiliations, personal activities or opinions on a wide variety of political or social issues. This could lead to the situation described in *Seibert v. Sperry Rand Corporation, 586 F.2d 949 (2d Cir. 1978),* where the Court noted:

"[If] Sperry's proxy solicitations contain information of the sort demanded by plaintiff concerning every outside corporation with which Sperry's candidates were affiliated, the solicitations would swamp shareholders in an avalanche of trivial information - a result that is hardly conducive to informed decision making."

C. Rule 14a-8(c)(2).

If The Times were to implement the recommendation of the Proposal, nominees for Class A Directorships would be required, as a condition to their standing for election, to publicly disclose their opinion on an extremely sensitive and private issue. Clearly, the Proponent's purpose is to bar (or discharge) those individuals who favor legalized abortion from serving on the board. Many qualified individuals who would otherwise be willing to serve The Times and its stockholders as a director, would [*9] be dissuaded from standing for election. In addition, it is not inconceivable that present Class A Directors of The Times would opt not to stand for reelection rather than make this sensitive public disclosure of their personal views.

Implementation of the Proposal may also violate Title VII of the Civil Rights Act of 1964, the New York State Executive Law and the Administrative Code of the City of New York, each of which prohibits discrimination in employment on various bases including religion and religious belief. Many people find a foundation for their views on abortion in their religious beliefs. Moreover, the Equal Employment Opportunity Commission defines religious beliefs broadly to include moral or ethical beliefs as to what is right and wrong which are sincerely held with the strength of traditional religious views. It is also possible that implementation of the proposal would violate the prohibitions contained in each of these statutes against discrimination on the basis of sex in a manner similar to that in which inquiries (and employment decisions based upon these inquiries) regarding childbirth, family planning and similar matters have. Accordingly, to require disclosure [*10] of a nominee's position on legalized abortion and to take such nominee's position on this subject into account in determining his or her suitability for election to the board may well violate one or more of these statutes.

For these reasons, it is the opinion of The Times's management that the Proposal, if implemented, could result in The Times violating the law, and thus it may properly be omitted from the proxy soliciting materials pursuant to the SEC's Rule 14a-8(c)(2). See The Signal Companies, Inc. (available January 25, 1978) and Reserve Oil & Gas Co. (available February 28, 1977), where the Staff agreed that a shareholder proposal that would disqualify communists from serving as directors would require the issuer to violate Federal civil rights laws, and thus could properly be omitted in reliance on Rule 14a-8(c)(2).

D. Rule 14a-8(c)(8)

The management of The Times also believes that the Proposal may be omitted from its proxy material on the grounds that it relates to an election to office (Rule 14a-8(c)(8)). Although the exact intent of the proponent is not clear from the vague language of the Proposal, a recommendation that "Class A Shareholders be given the [*11] opportunity to vote for 30% of the Board of Directors who will, in view of their fiduciary responsibilities, refrain from giving money to advocacy or service organizations that support, counsel or perform abortion" could be read as an attempt to disqualify from eligibility for the Board any individual who does not share Mr. Leschin's views on abortion.

In letters to Harper & Row Publishers, Inc. (available May 9, 1985) and The Southern Company (available March 22, 1985), the SEC staff concurred that a proposal seeking to impose a share ownership eligibility test for directors related to the election to office and could be excluded on the basis of Rule 14a-8(c)(8). Similarly, Mr. Leschin's purpose in attempting to impose his ideological litmus test is to bar (or discourage) those individuals who favor legalized abortion from serving on the Board and thus may be omitted from the proxy material as impermissibly related to the election of directors by the shareholders.

As discussed below, the text of the Proposal is unclear and invites alternative interpretations. In the event Mr. Leschin's proposed arrangement is not to automatically disqualify those favoring legalized abortion, [*12] but rather to force all nominees to disclose their position on this issue, the management of The Times would still believe that the proposal could be omitted pursuant to Rule 14a-8(c)(8). The effect of that procedure would also be to impermissibly interfere with the shareholders' right to elect directors since many qualified individuals who would otherwise be willing to serve The Times and its stockholders as a Director would be dissuaded from standing for election if they were required to publicly disclose their opinion on an extremely sensitive and private issue. In addition, it is not inconceivable that present Class A Directors of The Times would opt not to stand for reelection rather than make this sensitive public disclosure of their personal views.

E. Rule 14a-8(c)(3)

The management of The Times also believes that the proposal may be omitted from its proxy material on the grounds that it is vague and misleading. (Rule 14a-8(c)(3) and Rule 14a-9). It is not at all apparent from the text of the proposal what Mr. Leschin seeks to accomplish. As discussed above, the Class A Shareholders already have the legal right to elect 30% of the Board of Directors, and New York law [*13] imposes fiduciary duties on all directors of New York corporations. Also as discussed above, the proposal could also be construed as requiring agreement which Mr. Leschin's position on abortion in order for an individual to be eligible for nomination. Alternatively, it could also be construed to require that each nominee's agreement or disagreement with Mr. Leschin's views be disclosed to shareholders. perhaps Mr. Leschin seeks to prohibit the Class A directors from authorizing gifts by The Times to his disfavored organizations. However, the text of the Proposal could also be read to prohibit the directors individually from giving their own funds to such organizations. Other interpretations are also possible.

The Proposal implies that the present Board of Directors has not been properly exercising their fiduciary responsibilities. Mr. Leschin offers no support for this inflammatory statement. See the letter to American Telephone & Telegraph Company (available January 5, 1990), in which the SEC staff concurred that a statement implying that present directors had not fulfilled their fiduciary activities in a proposal submitted by a Ms. Shirley Leschin was potentially false and misleading. [*14]

For the foregoing reasons, the Proposal is hopelessly vague and misleading and thus may be omitted pursuant to Rule 14a-8(c)(3).

Based on the foregoing, the management of The Times believes that the Proposal submitted by a holder of Class A Common Stock may be omitted from its proxy material on the same grounds referred to in the above correspondence, attached as Exhibit E, and intends to omit the same from its 1992 proxy material. The Times reserves the right, should it be necessary, to present additional reasons for omitting such proposal.

A copy of this letter, together with the enclosures, is being mailed to the Proponent.

Very truly yours,

Laura J. Corwin
EXHIBIT A

Certified
P 428 231 213

April 22, 1991

Ms. Laura J. Corwin
Secretary
The New York Times Company
229 West 43 Street
New York, N.Y. 10036

Dear Ms. Corwin:

The enclosed resolution is submitted for inclusion in the 1992 Proxy.

I am still the beneficial owner of 100 shares of stock. I intend to be present at the meeting. This resolution is being sent to you in a timely manner.

Yours truly,

Anthony Leschin
112 West Church St.
Marshalltown, IA 50158

Whereas Class A Common Stockholders are permitted [*15] to vote for 30% of the Board of Directors and

Whereas Section 701 (Business Corporation Law) gives authority and responsibility for profit making to these Board members and

Whereas the population profile presented below will affect corporate potential in the future

	1985	1990
Age 45 +	30%	31%
	71,947,000	76,369,000
Age 18-44	42.7%	43.1%
	99,975,000	106,117,000

	1985	1990
Age 5-17	19% 44,749,000	18.4% 45,390,000
Under	7.6% 17,826,000	7.5% 18,456,000

Whereas in the opinion of this proponent certain segments are already showing the effects of a geriatric society by the closing of schools due to an absence of children; the ongoing expansion of nursing care facilities for the elderly; the future lack of younger workers to sustain the Social Security System and the defense of our nation THEREFORE IT IS RECOMMENDED that Class A shareholders be given the opportunity to vote for 30% of the Board of Directors who will in view of their fiduciary responsibilities, refrain from giving money to advocacy or service organizations that support, counsel or perform abortlon.

STATEMENT IN SUPPORT: It is not in the long term interest of this company to support a policy that [*16] contributes so devastatingly to the greying of AMERICA.

Legal Topics:

For related research and practice materials, see the following legal topics:
Business & Corporate LawCorporationsDirectors & OfficersTerms in OfficeElectionsCriminal Law & ProcedureCriminal OffensesHomicideCriminal AbortionGeneral OverviewGovernmentsFiduciary Responsibilities

14 of 27 DOCUMENTS

1991 SEC No-Act. LEXIS 107

Securities Exchange Act of 1934 -- Rule 14a-8

January 22, 1991

[*1] The **New York Times** Co.

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: The New York Times Company (the "Company") Incoming letter dated December 4, 1990

The proposal requests the Company to conduct an annual assessment of its progress in implementing the Valdez Principles ("a code of corporate environmental responsibility") and communicate the results thereof in an annual written report.

There appears to be some basis for your view that the proposal may be omitted pursuant to rule 14a-8(a)(1) as the proponent is not the ". . . owner of . . . securities . . . entitled to be voted on the proposal at the meeting . . ." Your letter states that the proponent is only the owner of Class A Common Stock of the Company and that such class of stock would not entitled to vote on this proposal at the annual meeting. Under these circumstances this Division will not recommend enforcement action to the Commission if the proposal is excluded from the Company's proxy materials.

Sincerely,

William H. Carter
Special Counsel

INQUIRY-1: THE NEW YORK TIMES COMPANY
229 WEST 43 STREET
NEW YORK, N.Y 10036

December [*2] 4, 1990

Certified Mail, Return Receipt Requested
Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza Building
450 Fifth Avenue, N.W.
Washington, D.C. 20549

Re: The New York Times Company
File No. 1-5837

Gentlemen:

The New York Times Company ("The Times") has received the enclosed letter signed by United Church Board for World Ministries (the "Proponent"), requesting that a proposal (the "Proposal"), a copy of which is attached hereto as Exhibit A, be included in The Times's proxy soliciting material for its 1991 Annual Meeting of Stockholders. The 1991 Annual Meeting of Stockholders will be held on or about April 16, 1990.

The Proponent has provided The Times with evidence that it is the beneficial owner of 34,400 shares of Class A Common Stock of The Times, and has been for a period of over one year. The management of The Times believes that the Proposal may be omitted from the proxy soliciting material for its next annual meeting because, among other reasons, the Proponent, as a holder of Class A Common Stock, is not the "owner of . . . securities entitled to be voted on the proposal at the meeting . . ." as is required by Regulation [*3] Section 240.14a-8(a)(1).

The Times has two classes of voting stock outstanding: Class A and Class B Common Stock. The Class A Common Stock of The Times has limited voting rights which, in summary, entitles Class A Stockholders to vote for the election of 30% of the Board of Directors, ratification of the selection of The Times's independent certified public accountants, certain acquisitions and the reservation of Times stock for options.

Except as outlined above, and except as otherwise provided by the laws of the State of New York, under The Times Certificate of Incorporation (a copy of which is attached hereto B) . . . "the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock . . . and the holders . . . of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof." (See XI of Article Fourth of The Times Certificate of Incorporation). The limited voting rights of the Class A stockholders are set forth in detail in Article Fourth, (IX) to (XII) of The Times's Certificate of Incorporation. Holders of Class A Common Stock would not [*4] be entitled vote upon the Proposal in the event that it were submitted to the vote of the shareholders of The Times.

Class A stockholders of The Times have on prior occasions sought to introduce proposals for consideration at an annual meeting of The Times respecting matters on which they were not entitled to vote under the provisions of The Times of Certificate Incorporation and The Times has requested "no-action" positions from the Division of Corporation Finance respecting the omission of such proposals from The Times's proxy materials on the foregoing basis. The Division's consistent response has been that there was some basis for the view that the proponents and other holders of The Times's Class A Common Stock were unable to satisfy the requirement of Regulation Section, 240.14a-8(a) that they must be entitled to vote at The Times's meeting on the proposals they wished to present for action, and that consequently, it would not recommend any action to the Commission if the subject proposals were omitted from The Times's proxy material (see The New York Times Company letters of January 16, 1981, December 22, 1980, January 4, 1979, November 9, 1978, 1975 and April 1, 1974, [*5] copies of which are attached exhibit C).

Based on the foregoing, the management of The Times believes that the Proposal submitted by a holder of Class A Common Stock may be omitted from its proxy material on the same grounds referred to in the above correspondence, attached as Exhibit C, and intends to omit the same from its 1991 proxy material. The Times reserves the right, should it be necessary, to present additional reasons for omitting such Proposal.

A copy of this letter, together with the enclosures, is being mailed to the Proponent.

Very truly yours,

Laura J. Corvin

ATTACHMENT - 1

EXHIBIT A

UNITED CHURCH BOARD OF WORLD MINISTRIES
NEW YORK BOSTON ST. LOUIS
475 Riverside Drive - 16th Floor, New York, New York 10115-0109

October 31, 1990

Mr. A. O. Sulzberger

Chairperson and Chief Executive Officer
The New York Times Company
229 West 43rd Street
New York, NY 10036

Dear Mr. Sulzberger:

I am writing on behalf of the United Church Board for World Ministries, the international instrumentality of the United Church of Christ. The United Church Board for World Ministries is the beneficial owner of 35,900 shares of New York Times Company common stock. Proof of ownership [*6] is attached.

The United Church of Christ is committed to addressing issues of environmental responsibility and sustainability in order to balance full and equal human development with the protection of the ecosystem. In 1989 the Seventeenth General Synod voted the Integrity of Creation, Justice, and Peace as a priority of the denomination. As a witness to our concerns, we support the intention and content of the Valdez Principles, a code of corporate environmental responsibility.

We appreciate New York Times' current efforts on protection or the environment but certainly all would agree that much more could be done. We believe that a formal commitment to the Valdez Principles would be a major step toward expanding and institutionalizing dew York Times' program on environmental responsibility. With a desire to bring this vital issue to the attention of other shareholders and to move New York Times toward even stronger active programs of environmental safeguards, we are filing the enclosed resolution to request a company report detailing progress in achieving the objectives of the Valdez Principles.

We are available to meet with New York Times to further discuss this issue which [*7] we trust you recognize is in the best interest of the company. We hope that it will be possible to reach an agreement that will lead to withdrawal of the shareholder resolution. If not we plan to have a representative present at the annual meeting.

Sincerely,

Audrey R. Chapman, Ph.D.
World Issues Secretary

ATTACHMENT - 2

WHEREAS, our company is committed to protecting the environment.

WHEREAS, CERES, a broad coalition of institutional investors and environmentalists including sponsors of this proposal, announced the Valdez Principles in 1989. The Principles call for:

1. *Protection of the Biosphere:* Minimize and seek to eliminate release of pollutants causing damage to the air, water, or earth or its inhabitants Safeguard habitats in rivers, lakes, wetlands, coastal zones and oceans and minimize contributing to the greenhouse effect, depletion of the ozone layer, acid rain or smog.

2. *Sustainable Use of Natural Resources:* Make sustainable use of natural resources, such as water, soild, and forests. Conserve nonrenewable natural resources through efficient use and careful planning. Protect wildlife habitat, open spaces and wilderness, while preserving biodiversity.
[*8]
3. *Reduction and Disposal of Wastes:* Minimize creation of waste, especially hazardous waste, and wherever possible recycle materials. Dispose of waste through safe and responsible methods.

4. *Wise Use of Energy:* Make every efforts to use environmentally safe and sustainable energy sources. Invest in improved energy efficiency and conservation in our operations. Maximize the energy efficiency of products we produce or sell.

5. *Risk Reduction:* Minimize environmental health and safety risks to employees and communities in which we operate by employing safe technologies and operating procedures and by being constantly prepared for emergencies.

6. *Marketing of Safe Products and Services:* Sell products or services that minimize environmental impacts and are safe as consumers use them. Inform consumers of environmental impacts of products or services.

7. *Damage Compensation:* Take responsibility for harm we cause to the environment by making every effort to fully restore the environment and compensate persons adversely affected.

8. *Disclosure:* Disclose to employees and the public incidents that cause environmental harm or pose health and safety hazards. [*9] Disclose potential environmental, health or safety hazards posed by operations and take no action against employees who report conditions that create a danger to the environment or pose health and safety hazards.

9. *Environmental Directors and Managers:* Commit management resources to implement these Principles, to monitor and report on implementation, and to sustain a process to ensure that the Board and CEO are kept informed of and are fully responsible for environmental matters. Establish a committee of the board with responsibility for environmental affairs. Have one board member qualified to represent environmental interests.

10. *Assessment and Annual Audit:* Conduct, and make public, an annual self-evaluation of progress in implementing these Principles and in complying with all applicable laws and regulations throughout worldwide operations. Work toward timely creation of independent environmental audit procedures completed annually and made available to the public.

RESOLVED, that the Company conduct the annual assessment and audit required in principle 10 and communicate the results in an annual written report prepared at reasonable cost and omitting proprietary [*10] information available upon request to

ATTACHMENT - 3

DEWEY SQUARE INVESTORS CORPORATION

October 24, 1990

Dr. Audrey Chapman
c/o United Church Board for World Ministries
475 Riverside Drive
New York, New York 10115

Dear Audrey:

I hereby verify that 35,900 shares of New York Times Company have been held in the United Church Board for World Ministries endowment for a period of over one year.

Sincerely yours,

Eva S. Dewitz
Senior Portfolio Manager

Legal Topics:

For related research and practice materials, see the following legal topics:
Business & Corporate LawCorporationsFinanceInitial Capitalization & Stock SubscriptionsClasses of StockBusiness & Corporate LawCorporationsShareholdersMeetings & VotingGeneral OverviewEnvironmental LawAssessment & Information AccessPublic Participation

15 of 27 DOCUMENTS

1991 SEC No-Act. LEXIS 19

Securities Exchange Act of 1934 -- Rule 14a-8

January 4, 1991

[*1] The **New York Times** Co.

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 4, 1991

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: The New York Times Company (the "Company")
Incoming letters dated November 20, December 4, and 11, 1990

Two proposals have been submitted. The first proposal recommends that the Company refrain from supporting any organizations that "endorse, counsel or perform abortion." The second proposal requests that the nominees for election by the Class A shareholders disclose their position on legalized abortion.

There appears to be some basis for your view that the first proposal may be excluded pursuant to rule 14a-8(a)(1). You represent that the holders of the Company's Class A Stock are entitled to vote only on certain matters which do not include the subject of the first proposal. Rule 14a-8(a)(1) requires that in order to be eligible to have a proposal included, a shareholder must own, for a specified time, a minimum amount of "securities entitled to be voted upon the proposal . . . ." Accordingly, this Division will not recommend enforcement action to the Commission if the first proposal is omitted [*2] from the Company's proxy materials.

There also appears to be some basis for your view that the second proposal constitutes a new proposal. You indicate that the second proposal was received by the Company on November 30, 1990. Rule 14a-8(a)(3) requires that a shareholder's proposal "be received at the registrant's principal executive offices not less than 120 calendar days in advance of the date that the registrant's proxy statement is released to security holders in connection with the previous year's meeting of security holders. . . ." You represent that the second proposal should have been received on, or before, November 5, 1990, in order to have been timely. Under these circumstances, this Division will not recommend enforcement action to the Commission if the second proposal is omitted from the Company's proxy materials.

Sincerely,

John C. Brousseau
Special Counsel

INQUIRY-1: THE NEW YORK TIMES COMPANY
229 WEST 43 STREET
NEW YORK, N.Y. 10036

December 11, 1990

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The New York Times Company
File No. 1-5837

Gentlemen:

By letter dated [*3] October 1, 1990, Mr. Anthony Leschin (the "Proponent") requested that The New York Times Company ("The Times") include a certain proposal (the "First Proposal") in its proxy soliciting material for its 1991 Annual Meeting of Stockholders. The Proponent's First Proposal consisted of a recommendation that The Times refrain from giving money to advocacy or service organizations that support, counsel or perform abortion. By letter dated November 20, 1990 to the Securities and Exchange Commission (the "SEC"), a copy of which was provided to the Proponent, The Times stated its intention to omit the First Proposal from its 1991 proxy soliciting material because, among other reasons, the Proponent, as a holder of Class A Common Stock, is not the "owner of . . . securities entitled to be voted on the (First Proposal) at the meeting . . ." as is required in the SEC's Rule 14a-8(a)(1). A copy of such letter is enclosed herewith.

By letter dated November 27, 1990, addressed to the SEC, a copy of which was mailed to The Times, the Proponent has attempted to submit a new proposal (the "Second Proposal"). The Second Proposal consists of a recommendation that The Times inform each Class A Stockholder [*4] of the position on legalized abortion of each candidate for office of director to be elected by the Class A Stockholders of The Times (30% of the Board). As required by the SEC's Rule 14a-8(d), a copy of the Proponent's letter is enclosed herewith.

It is the position of The Times that the Second Proposal, as well as the supporting statement submitted by the Proponent, are not properly includable in the 1991 proxy statement and may be omitted because:

A. The Proponent, as a holder of Class A Common Stock, is not the "owner of . . . securities entitled to be voted on the (Second Proposal) at the meeting . . ." as is required by the SEC's Rule 14a-8(a)(1).

B. The Second Proposal is not significantly related to the business of The Times and thus it may be omitted pursuant to the SEC's Rule 14a-8(c)(5).

C. The Second Proposal, if implemented, would require The Times to violate state and federal laws and thus may be omitted pursuant to the SEC's Rule 14a-8(c)(2).

D. The Second Proposal has not been submitted timely and thus may omitted pursuant to the SEC's Rule 14a-8(a)(3)(i) and (c)(3).

A. Rule 14a-8(a)(1).

As discussed in The Times's letter to the SEC respecting the First Proposal, [*5] The Times has two classes of voting stock outstanding: Class A and Class B Common Stock. The Class A Common Stock (which is the class held by the Proponent) has limited voting rights which, in summary, entitle Class A Stockholders to vote for the election of 30% of the board of directors (the "Class A Directors"), ratification of the selection of The Times's independent certified public accountants, certain acquisitions and the reservation of Times stock for options.

Except as outlined above and in our letter respecting the First Proposal, and except as otherwise provided by the laws of the State of New York, The Times's Certificate of Incorporation, a copy of which is enclosed herewith, provides that:

". . . the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock . . . and the holders . . . of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof."

(See Paragraph XI of Article Fourth of The Times's Certificate of Incorporation).

As a result of these limited voting rights of the Class A Stockholders, which are set forth [*6] in detail in Article Fourth, Paragraphs (IX) to (XII) of The Times's Certificate of Incorporation, the holders of Class A Common Stock would not be entitled to vote upon the Second Proposal in the event it were submitted to the vote of the stockholders of The Times. Thus, the Second Proposal may properly be omitted from the proxy material pursuant to paragraphs (a)(1) and (c)(3) of Rule 14a-8.

As discussed in more detail in The Times's letter respecting the First Proposal, Class A Stockholders of The Times have on prior occasions sought to introduce proposals for consideration at an annual meeting of The Times respecting matters on which they were not entitled to vote. In each instance, the Division of Corporation Finance has agreed with The Times that there was "some basis for the view that such proponents and other holders of the Class A Common Stock were unable to satisfy the requirement of Rule 14a-8(a) that they must be entitled to vote at The Times meeting on the proposals they wish to present for action" and agreed that such proposals could properly be omitted.

B. Rule 14a-8(c)(5).

The Second Proposal would require The Times to disclose in its proxy statements the position [*7] on legalized abortion of each person nominated for election as a Class A Director. The Second Proposal deals with a matter that is not significantly related to The Times's business and the proposal may there fore be properly omitted from the proxy material pursuant to paragraph (c)(5) of Rule 14a-8. The views of any nominee for election as director or of any director respecting legalized abortion have nothing whatsoever to do with the business of the Company.

In *Stauffer Chemical Company* (available March 1, 1974), the Commission Staff considered an analogous proposal which would have required disclosure of political contributions made by an issuer's officers and directors. The Staff concluded that such proposal was not significantly related to the issuer's business and therefore could be excluded from its proxy material, stating:

"It is plain that the personal political affiliations of officers and directors and their financial support of political candidates are not significantly related to the company's business.

Similarly, the positions of nominees for the board respecting legalized abortion are not significantly related (or indeed related at all) to the business of The [*8] Times.

In a letter to *American Telephone & Telegraph Company* (available January 4, 1979), the Staff (while not agreeing with the issuer's specific request) affirmed the relevance of Rule 14a-8(c)(5) to situations such as the Second Proposal, stating that:

"There may be instances in which the information requested in a proposal is of so little relevance to the question of whether a nominee is qualified to be a director that a proposal requesting that information would not be significantly related to the issuer's business. . . ."

We note that the proposed disclosure recommended by the Second Proposal could lead other special interest groups to request nominees for directorships to disclose their church or political affiliations, personal activities or opinions on a wide variety of political or social issues. This could lead to the situation described in *Seibert v. Sperry Band Corporation, 586 F.2d 949 (2d Cir. 1978),* where the Court noted:

"[If] Sperry's proxy solicitations contain information of the sort demanded by plaintiff concerning every outside corporation with which Sperry's candidates were affiliated, the solicitations would swamp shareholders in an avalanche of trivial [*9] information - a result that is hardly conducive to informed decision making."

C. Rule 14a-8(c) (2).

If The Times were to implement the recommendation of the Second Proposal, nominees for Class A Directorships would be required, as a condition to their standing for election, to publicly disclose their opinion on an extremely sensitive and private issue. Clearly, the Proponent's purpose is to bar (or discourage) those individuals who favor legalized abortion from serving on the board. Many qualified individuals who would otherwise be willing to serve The Times and its stockholders as a director, would be dissuaded from standing for election. In addition, it is not inconceivable that present Class A Directors of The Times would opt not to stand for reelection rather than make this sensitive public disclosure of their personal views.

Implementation of the Second Proposal may also violate Title VII of the Civil Rights Act of 1964, the New York State Executive Law and the Administrative Code of the City of New York, each of which prohibits discrimination in employment on various bases including religion and religious belief. Many people find a foundation for their views on abortion [*10] in their religious beliefs. Moreover, the Equal Employment Opportunity Commission defines religious beliefs broadly to include moral or ethical beliefs as to what is right and wrong which are sincerely held with the strength of traditional religious views. It is also possible that implementation of the proposal would violate the prohibitions contained in each of these statutes against discrimination on the basis of sex in a manner similar to that in which inquiries (and employment decisions based upon these inquiries) regarding childbirth, family planning and similar matters have. Accordingly, to require disclosure of a nominee's position on legalized abortion and to take such nominee's position on this subject into account in determining his or her suitability for election to the board may well violate one or more of these statutes.

For these reasons, it is the opinion of The Times's management that the Second Proposal, if implemented, could result in The Times violating the law, and thus it may properly be omitted from the proxy soliciting materials pursuant to the SEC's Rule 14a-8(c)(2). See *The Signal Companies, Inc.* (available January 25, 1978) and *Reserve Oil & Gas Co.* [*11] (available February 28, 1977), where the Staff agreed that a shareholder proposal that would disqualify communists from serving as directors would require the issuer to violate federal civil rights laws, and thus could properly be omitted in reliance on Rule 14a-8(c)(2).

D. Rule 14a-8(a)(3)(i).

The Second Proposal was received by The Times on November 30, 1990. The Times's proxy statement respecting the 1990 annual meeting was dated March 5, 1990. Thus, under the SEC's Rule 14a-8(a)(3)(i), in order for a 1991 proposal to be timely submitted for inclusion in the 1991 proxy statement, it was required to have been submitted at least 120 days prior to March 5, 1991, that is, by November 5, 1990. This deadline was set forth in The Times's 1990 Proxy Statement. Thus, The Times may properly omit the Second Proposal from the proxy statement under Rule 14a-8(a)(3)(i) and Rule 14a-8(c)(3).

Although the Proponent may argue that the Second Proposal is merely an amendment of the First Proposal (which was received prior to November 5, 1990), The Times believes that it is clear that the Second Proposal constitutes a new proposal that was not timely submitted. The First Proposal consisted of [*12] a recommendation respecting contributions to, and support of, organizations supporting, counseling or performing abortions. The Second Proposal consists of a recommendation that information as to views on legalized abortion be provided respecting nominees for directorships. Securities Exchange Act Release No. 12999 (November 22, 1976) addresses the scope of permissible changes to timely submitted proposals. Changes "may be made by the proponent after the timeliness deadline has passed, provided the changes are minor in nature and do not alter the substance of the proposal." Proponents may cure "relatively minor defects that are easily correctable," if such corrections are non-substantive. See also *Texaco, Inc.* (available February 29, 1988); *Procter & Gamble Co. (Calvert)* (available July 1, 1981); and *Paramount Packaging Corp.* (available March 11, 1981). It is submitted that notwithstanding the fact that both proposals loosely relate to abortion, the two proposals are vastly different and by no stretch of the imagination could the Second Proposal be deemed a non-substantive modification of the First Proposal. Indeed, in the Proponent's letter to the SEC respecting the [*13] Second Proposal, he states "The enclosed Resolution is submitted" and not that the original resolution had been modified or amended.

Based on the foregoing, the management of The Times believes that the Second Proposal may be properly omitted from its proxy material, and it intends to omit the same from its 1991 proxy material. It is not clear to The Times whether the submission of the Second Proposal by the Proponent constitutes a voluntary withdrawal of the First Proposal. However, regardless of the Proponent's intention in that respect, The Times continues to believe that the First Proposal may be properly omitted from the proxy material for the reasons stated in the letter of November 20, 1990, and intends to so omit the same from the 1991 proxy material.

The Times reserves the right, should it be necessary, to present additional reasons for omitting both the First Proposal and the Second Proposal.

As required by the SEC's Rule 14a-8(d), six copies of this letter and its enclosures are being submitted to the SEC, and a copy of this letter is being mailed to the Proponent.

Very truly yours,

Laura J. Corwin

ATTACHMENT

Certified
P 428 230 247

December 14, 1990

Securities [*14] & Exchange Commission
Division of Corporation Finance
450 Fifth Avenue, N.W.
Washington, D.C. 20549

RE: New York Times 1991 Proxy Resolution

Gentlemen:

I have received a copy of Ms. Laura J. Corwin's letter to your office dated December 11th.

Page 2 item B - my resolution is absolutely related to the investment value of this corporation.

Page 3 item B - refers to Stauffer Chemical Company
I have never mentioned religion. I have never mentioned politics. I have never mentioned morality. Demographics and investment value are what I am trying to bring to the attention of the shareholders of this company.

The company still has not responded to my letter of inquiry re AMEX listing. It seems as a shareholder I am in a "catch 22" and I can only conclude that this is a MIGHTY FORTRESS and our open capitalistic system is awry.

Enclosed are some illustrations of the demographic aspect of this subject.

Yours truly,

Anthony Leschin
112 West Church
Marshalltown, IA 50158

Whereas Class A Common Stockholders are permitted to vote for 30% of the Board of Directors and

Whereas Section 701 (Business Corporation Law) gives authority and responsibility for profit making to these [*15] Board members and

Whereas the population profile presented be low will affect corporate potential in the future

	1985	1990
	30%	31%
Age 45+	71,947,000	76,369,000
	42.7%	43.1%
Age 18-44	99,975,000	106,117,000

	19%	18.4%
Age 5-17	44,749,000	45,390,000
	7.6%	7.5%
Under 5	17,826,000	18,456,000

Whereas in the opinion of this proponent certain segments are already showing the effects of a geriatric society by the closing of schools due to an absence of children; the ongoing expansion of nursing care facilities for the elderly; The future lack of younger workers to sustain the Social Security System and the defense of our nation THEREFORE IT IS RECOMMENDED that Class A shareholders be given the opportunity to vote for 30% of the Board of Directors who will, In view of their fiduciary responsibilities, refrain from giving money to advocacy or service organizations that support, counsel or perform abortion.

STATEMENT IN SUPPORT: [*16] It is not in the long term interest of this company to support a policy that contributes so devastatingly to the greying of AMERICA.

INQUIRY-2: INQUIRY 2, EDITORS NOTE: INQUIRY LETTER OF DECEMBER 4, 1990, NOT RELEASED BY THE SEC.

INQUIRY-3: THE NEW YORK TIMES COMPANY
229 WEST 43 STREET
NEW YORK, N.Y. 10036

November 20, 1990

Via Certified Mail,
Return Receipt Requested

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza Building
450 Fifth Avenue, N.W.
Washington, D.C. 20549

Re: The New York Times Company - File No. 1-5837

Gentlemen:

The New York Times Company ("The Times") has received the enclosed letter signed by Mr. Anthony Leschin (the "Proponent"), requesting that a proposal (the "Proposal"), a copy of which is attached hereto as Exhibit A, be included in The Times's proxy soliciting material for its 1991 Annual Meeting of Stockholders. The 1991 Annual Meeting of stockholders will be held on or about April 16, 1990.

The Proponent has provided The Times with evidence that he is the beneficial owner of 100 shares of Class A Common Stock of The Times, and has been for a period of over one year.

The management of The Times believes that the Proposal may [*17] be omitted from the proxy soliciting material for its next annual meeting because, among other reasons, the Proponent, as & holder of Class A Common Stock, is not the "owner of . . . securities entitled to be voted on the proposal at the meeting . . ." as is required by Regulation Section 240.14a-8(a)(1).

The Times has two classes of voting stock outstanding: Class A and Class B Common Stock. The Class A Common Stock of The Times has limited voting rights which, in summary, entitle Class A stockholders to vote for the election of 30% of the Board of Directors, ratification of the selection of The Times's independent certified public accountants, certain acquisitions and the reservation of Times stock for options.

Except as outlined above, and except as otherwise provided by the laws of the State of New York, under The Times's Certificate of Incorporation (a copy of which is attached hereto as Exhibit . . ." the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock . . . and the holders . . . of the class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or [*18] to have notice thereof." (See paragraph XI of Article Fourth of The Times Certificate of Incorporation). The limited voting rights of the Class A stockholders are set forth in detail in Article Fourth, Paragraphs (IX) to (XII) of The Times's Certificate of Incorporation. Holders of Class A Common Stock would not be entitled to vote upon the Proposal in the event that it were submitted to the vote of the shareholders of The Times.

Class A stockholders of The Times have on prior occasions sought to introduce proposals for consideration at an annual meeting of The Times respecting matters on which they were not entitled to vote under the provisions of The Times's Certificate of Incorporation, and The Times has requested "no-action" positions from the Division of Corporation Finance respecting the omission of such proposals from The Times's proxy materials on the foregoing basis. The Division's consistent response has been that there was some basis for the view that the proponents and other holders of The Times's Class A Common Stock were unable to satisfy the requirement of Regulation Section 240.14a-8(a) that they must be entitled to vote at The Times's meeting on the proposals they [*19] wished to present for action, and that consequently, it would not recommend any action to the commission if the subject proposals were omitted from The Times's proxy material (see The New York Times Company letters of January 16, 1981, December 22, 1980, January 4, 1979, November 9, 1978, March 25, 1975 and April 1, 1974, copies of which are attached hereto as Exhibit C).

Based on the foregoing, the management of The Times believes that the Proposal submitted by a holder of Class A Common Stock may be omitted from its proxy material on the same grounds referred to in the above correspondence, attached as Exhibit C, and intends to omit the same from its 1991 proxy material The Times reserves the right, should it be necessary, to present additional reasons for omitting such proposal.

A copy of this letter, together with the enclosures, is being mailed to the Proponent.

Very truly yours,
Laura J. Corwin

WHEREAS the following population figures (obtained from the US Statistical Abstract) are presented to support the fact that we are becoming a geriatric society

	1985	1990
	30%	31%
Age 45+	71,947,000	76,369,000
	42.7%	43.1%
Age 18-44	99,975,000	106,117,000
	19%	18.4%
Age 5-17	44,749,000	45,390,000
	7.6%	7.5%
Under 5	17,826,000	18,456,000

[*20]
and WHEREAS in the opinion of this proponent certain segments are already showing the effects namely the closing of schools due to an absence of children; the ongoing expansion of nursing care facilities for the elderly; the future lack of younger workers to sustain the Social Security System and the defense of our nation THEREFORE IT IS RECOMMENDED that this corporation refrain from giving money to advocacy or service organizations that support, counsel or perform abortion.

STATEMENT IN SUPPORT OF RESOLUTION: It is not in the long term interest of this company to support a policy, that contributes so devastatingly to the greying of America.

ATTACHMENT - 1

EXHIBIT A

Certified
P 428 225 538

October 1, 1990

W. E. Mattson, President
& Chief Operating Officer
New York Times
229 West 43rd St.
New York, New York 10036

Dear Mr. Mattson:

This is to advise you of my intention to present the enclosed resolution at the 1991 Annual Shareholders Meeting. I would appreciate seeing it in the Proxy.

Enclosed is proof of ownership.

Yours truly,

Anthony Leschin
112 West Church St.
Marshalltown, IA 50158

ATTACHMENT - 2

Certified
P 428 225 544

November 27, 1990

Securities [*21] & Exchange Commission
Division of Corporation Finance
450 Fifth Avenue, N.W.
Washington, D.C. 20549

RE: New York Times 1991 Proxy Resolution

Gentlemen:

November 26th I received a copy of correspondence regarding a resolution.

In order to stay within the confines in which a Class A Common Stock share may be voted upon I have addressed myself to the area in which I can vote.

The enclosed Resolution is submitted.

Yours truly,

Anthony Leschin
112 West Church St.
Marshalltown, IA 50158

ATTACHMENT - 3

Certified
P 428 225 548

REFERENCE PROXY SHAREHOLDER RESOLUTION 1991 MEETING

November 29, 1990

Laura J. Corwin, Secretary
New York Times Company
229 West 43 Street
New York, N.Y. 10036

Dear Ms. Corwin:

In reading your letter, Dated November 20, 1990 to the SEC there was a statement on page 2 which reads . . . "the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock . . . and the holders . . . of the Class A Common Stock. . . shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof." (See paragraph

Exactly what does this statement [*22] mean?? Does the AMEX permit this??

I await your reply.

Yours truly,

Anthony Leschin
112 West Church St.
Marshalltown, IA 50158

Whereas Class A Common Stockholders are permitted to vote for 30% of the Board of Directors and

Whereas Section 701 (Business Corporation Law) gives authority and responsibility for profit making to these Board members and

Whereas the population profile presented below will affect corporate potential in the future:

	30%	31%
Age 45+	71,947,000	76,369,000
	42.7%	43.1%
Age 18-44	99,975,000	106,117,000
	19%	18.4%
Age 5-17	44,749,000	45,390,000
	7.6%	7.5%
Under 5	17,826,000	18,456,000

Whereas in the opinion of this proponent certain segments are already showing the effects of a geriatric society by the closing of schools due to an absence of children; the ongoing expansion of nursing care facilities for the elderly; the future lack of younger workers to sustain the Social Security System and the defense of our nation and
[*23]
Whereas it is not in the long term interest of this company to support a policy that contributes so devastatingly to the greying of America and

Whereas this corporation contributes to these harmful tendencies, contrary to the corporate interest whenever it contributes funds to advocacy or service organizations that support, counsel or perform abortion and

Whereas the Directors who are elected from time to time by Class A Shareholders have a significant impact on the position of the corporation on these issues,

NOW THEREFORE IT IS RECOMMENDED that each Class A Shareholder shall be informed, by the corporation, of the position on legalized abortion of such candidates for office of Director as to enable Class A Shareholders to cast an informed vote.

Legal Topics:

For related research and practice materials, see the following legal topics:
Business & Corporate LawCorporationsGoverning Documents & ProceduresRecords & Inspection RightsInspection RightsShareholdersBusiness & Corporate LawCorporationsShareholdersMeetings & VotingGeneral OverviewPublic Health & Welfare LawHealthcareServices for Disabled & Elderly PersonsCare FacilitiesGeneral Overview

18 of 27 DOCUMENTS

1981 SEC No-Act. LEXIS 2930

Securities Exchange Act of 1934 -- Section 14(a) -- Rule 14a-8

January 16, 1981

[*1] **New York Times** Co.

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
January 16, 1981

Solomon B. Watson, IV, Secretary
The New York Times Company
229 West 43rd Street
New York, New York 10036

Re: The New York Times Company

Dear Mr. Watson:

This is in regard to your letter dated December 30, 1980 which was received by the Commission on January 2, 1981, concerning a request made to The New York Times Company ("Company") by John J. Gilbert, John C. Henry and Wilma Soss ("Proponents") to include a shareholder proposal in the Company's proxy soliciting material for its 1981 annual meeting of security holders. Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, your letter indicated the management's intention to exclude this proposal from the Company's proxy material. Subsequently, we received a letter dated January 5, 1981 from John J. Gilbert, suggesting that the management's determination to omit the proposal was erroneous.

The proposal, the text of which is set forth on page one of the enclosure to your letter of December 30, 1980, relates to the formation of a nominating committee.

In your letter you have expressed the opinion that the [*2] proposal is excludable from the Company's proxy material under Rule 14a-8(a)(1) and you cite certain reasons in support of that opinion. In this regard, you cite the Company's Certificate of Incorporation as providing, with certain exceptions. that "the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock... and the holders... of the Class A Common Stock shall have no voting power and shall not have the right to participate in any meeting of stockholders or to have notice thereof." There appears to be some basis for your view that the Proponents, as holders of Class A Common Stock, are not security holders entitled to vote at the meeting on their proposal, as required under paragraph (a)(1) of Rule 14a-8. Under the circumstances, this Division will not recommend any enforcement action to the Commission if the proposal is omitted from the Company's proxy material.

In connection with the foregoing, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Michael R. Kargula

Attorney Adviser

cc: John J. [*3] Gilbert
John C. Henry
Wilma Soss
1165 Park Avenue
New York, New York 10028

INQUIRY-1: LEWIS D. GILBERT
JOHN J. GILBERT
1165 PARK AVENUE
NEW YORK, N.Y. 10028
(212) 289-8331
January 5, 1981

Mr. William Morley, Deputy Chief Counsel
Div. of Corporate Finance
SEC
Room F 429
320 1st Street
Washington, D.C. 20549

Re: New York Times

Dear. Mr. Morley:
In connection with the desire of management to omit our second proposal in regard to a nominating committee, we believe this is an extremely important issue because it involves corporate governance for all stockholders in all classes of stock.
However, we have no objection to making it applicable to having a nominating committee for Class "A" stockholders and would be delighted to change the wording to such extent.
Management claims that we do not have the right to vote on other issues, in rebuttal I call your attention to the proxy statement of April 24, 1979's annual meeting. I am enclosing for your information a copy of the notice of that meeting, where we were difinitely asked to vote on such issues as executive compensation and option plans.
I again ask that our second proposal be carried in the proxy statement. [*4]
Thanking you for your consideration in the above matter.

Sincerely,

John J. Gilbert

cc: Mr. Solomon B. Watson

INQUIRY-2: THE NEW YORK TIMES COMPANY
229 WEST 43 STREET
NEW YORK, N.Y. 10036
December 30, 1980

Securities and Exchange Commission
Division of Corporation Finance
500 N. Capitol Street
Washington, D.C. 20549

Re: The New York Times Company
File No. 1-5837

Gentlemen:

The New York Times Company ("The Times") has received the enclosed letters signed by three of its Class A stockholders -- John J. Gilbert, John C. Henry and Wilma Soss -- requesting that two stockholder proposals, one relating to the formation of a nominating committee and one relating to proxy statement disclosure of the amount of auditors' fees, be included in The Times' proxy soliciting material for its 1981 Annual Meeting of Stockholders. (The proponents have agreed to withdraw the latter proposal in consideration of The Times's agreement to disclose the amount of this fee in its post-meeting report if the question is asked at an annual meeting of stockholders.) Under the by-laws of The Times, the 1981 Annual Meeting of Stockholders will be held on April 21st, 1981. A copy of the [*5] correspondence is attached hereto as Exhibit A.

The Times has two classes of voting stock outstanding: Class A and Class B Common Stock. The Class A Common Stock of The Times has limited voting rights which, in summary, entitle Class A stockholders to vote for the election of 30% of the Board of Directors, ratification of the selection of the independent certified public accountants, major acquisitions and the reservation of Times stock for options.

Except as outlined above, and except as otherwise provided by the laws of the State of New York, under The Times Certificate of Incorporation (a copy of which is attached hereto as Exhibit B) "... the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock... and the holders... of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof." (See paragraph (XI) of Article Fourth of The Times Certificate of Incorporation.) The limited voting rights of the Class A stockholders are set forth in detail in Article Fourth, Paragraphs (IX) to (XII) of The Times' certificate of Incorporation. [*6]

The management of The Times believes that the proposal of the Class A stockholders may be omitted from the proxy soliciting material for its next annual meeting because, among other reasons, none of the stockholders is the "owner of a security entitled to be voted at the meeting on his proposal..." as is required by Regulation Section 240.14a-8(a)(1). In this connection, The Times submits a copy of earlier correspondence between it and the Division of Corporation Finance relating to omission of a proposal made by a Class A stockholder for this reason. (Exhibit C, attached.) With respect to the Class A stockholder proposal referred to therein, the Division wrote, in pertinent part:
"Your letter... (indicates) that there is some basis for the view that the proponents and other holders of the Company's Class A Common Stock are unable to satisfy the requirement of Rule 14a-8(a) that they must be entitled to vote at the company's meeting... on the proposals they may wish to present for action. Under the circumstances, this Division will not recommend any action to the Commission if the subject proposals are omitted from the Company's proxy material."
The management of The Times [*7] believes that the instant proposal relating to the formation of a nominating committee submitted by three holders of Class A Common Stock may be omitted from its proxy material on the same grounds referred to in the above correspondence, and reserves the right, if necessary, to present additional reasons for omitting such proposals.

A copy of this letter, together with the enclosures, is being mailed to the stockholders who submitted the proposal.

Very truly yours,

Solomon B. Watson, IV

cc: John J. Gilbert
John C. Henry
Wilma Soss

John J. Gilbert
LEWIS D. GILBERT
1165 PARK AVENUE
NEW YORK, N.Y. 11028
TEL. 289-8331
December 5, 1980

Mr. Solomon Watson, IV, Secretary
New York Times Company
229 West 43rd St.
New York, N.Y. 10036

Dear Sir:
The holdings mentioned in the attached resolution may not be accurate.
Please check your records for the proper amounts in the said names.

Sincerely,

John J. Gilbert
P.S. The family interest includes:

Mangot Gilbert

JOHN J. GILBERT
1165 PARK AVENUE
NEW YORK, N.Y. 10028
TEL. 289-8331
DECEMBER 5, 1980

Mr. Solomon Watson, IV. Secretary
New York Times Company
229 West 43rd St.
New York, N.Y. 10036 [*8]

Dear Mr. Watson:
Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of New York Times Company that, at the coming annual meeting of 1981, John J. Gilbert, who is the owner of 300 shares of stock, and representing an additional family interest of 200 shares, and/or John C. Henry, who is theowner of 90 shares, and/or Wilma Soss, who is the owner of 10 shares, will cause to be introduced from the floor the following resolutions.
We ask that, if the management intends to oppose these resolutions, our names and addresses, as above in the case of Mr. Gilbert, and 5 East 93rd Street, New York, N.Y. 10028 in the case of Mr. Henry, and P.O. Box 190, Grand Central Station, New York, N.Y. 10017 in the case of Mrs. Soss, together with the number of shares owned and represented by us, as recorded on the stock ledger of the Company, be printed in the proxy statement, together with the text of the resolutions and the statement of reasons for their introduction. We also ask that the substance of the resolutions be included in the notice of the annual meeting.

I

RESOLVED: That the stockholders of New York Times Company, assembled [*9] in annual meeting in person and by proxy, hereby request the Board of Directors to take the steps necessary to provide for the formation of a nominating committee.

REASONS

The last proxy statement of the corporation disclosed that we do not have a nominating committee for election to the Board, which is standard in most companies.
We believe this policy should be followed at New York Times Company.
If you agree, please mark your proxy for this resolution; otherwise it is automatically cast against it.

II

RESOLVED: That the stockholders of New York Times Company, assembled in annual meeting in person and by proxy, hereby request that the Board of Directors take the steps necessary to disclose the amount of the fees paid to the auditors in the proxy statement.

REASONS

(Line Illegible)

General Motors, Celanese, Pfizer, Bristol-Myers, Bethlehem Steel, Lehman, Chessie System, W. R. Grace, Xerox, United Technologies, Foremost-McKesson, Koppers, Richardson-Merrell, Litton Industries, LFE, Harvey Hubbell, Du-Pont and Electro Audio Dynamics, as well as a number of others.

We believe owners are entitled to this information and this example should be followed at New York Times [*10] Company, in our opinion.

If you agree, please mark your proxy for this resolution; otherwise it is automatically cast against it.

Sincerely,

John J. Gilbert

John C. Henry

Wilma Soss

cc: Securities and Exchange Commission
Washington, D.C. 20549

19 of 27 DOCUMENTS

1980 SEC No-Act. LEXIS 2600

Securities Exchange Act of 1934 -- Section 14(a) -- Rule 14a-8

December 22, 1980

[*1] **New York Times** Co.

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
December 22, 1980

Mr. Solomon B. Watson, IV
Secretary
The New York Times Company
229 West 43 Street
New York, New York 10036

Re: The New York Times Company

Dear Mr. Watson:

This is in regard to your letter, dated November 19, 1980, which was received by the Commission on November 21, 1980, concerning a request made to The New York Times Company ("Company") by Mr. W. D. Zander ("Proponent") to include one shareholder proposal in the Company's proxy soliciting material ("proxy material") for its 1981 annual meeting of security holders (scheduled to be held on April 21, 1981). Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, your letter indicated the management's intention to exclude this proposal from the Company's proxy material.

In your letter you have expressed the opinion that the proposal is excludable from the Company's proxy material under Rule 14a-8(a)(1) and you cite certain reasons in support of that opinion. In this regard, you cite the Company's Certificate of Incorporation as providing, with certain exceptions, that "the entire voting power shall be vested [*2] solely and exclusively in the holders of the shares of Class B Common Stock... and the holders... of the Class A Common Stock shall have no voting power and shall not have the right to participate in any meeting of stockholders or to have notice thereof." There appears to be some basis for your view that the proponent, a holder of Class A Common Stock, is not a "security holder entitled to vote at the meeting on his proposal," as required under paragraph (a)(1) of Rule 14a-8. Under the circumstances, this Division will not recommend any enforcement action to the Commission if the proposal is omitted from the Company's proxy material.

In connection with the foregoing, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Michael R. Kargula
Attorney-Adviser

cc: W. D. Zander, President
Henley & Co., Incorporated
750 Third Avenue

New York, New York 10017

INQUIRY-1: THE NEW YORK TIMES COMPANY
229 WEST 43 STREET
NEW YORK, N.Y. 10036
November 19, 1980

Securities and Exchange Commission
Division of Corporation Finance
500 N. Capital Street
Washington, D.C. 20549
[*3]
Re: The New York Times Company
File No. 1-5837

Gentlemen:

The New York Times Company ("The Times") has received the enclosed letter signed by one of its Class A stockholders, Mr. W. D. Zander, requesting that a stockholder proposal, a copy of which is attached hereto as Exhibit A, be included in The Times' proxy soliciting material for its 1981 Annual Meeting of Stockholders. Under the by-laws of The Times, the 1981 Annual Meeting of Stockholders will be held on April 21st, 1981.

The Times has two classes of voting stock outstanding: Class A and Class B Common Stock. The Class A Common Stock of The Times has limited voting rights which, in summary, entitle Class A stockholders to vote for the election of 30% of the Board of Directors, ratification of the selection of the independent certified public accountants, major acquisitions and the reservation of Times stock for options.

Except as outlined above, and except as otherwise provided by the laws of the State of New York, under The Times Certificate of Incorporation... "the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock... and the holders... [*4] of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof." (See paragraph (XI) of Article Fourth of The Times Certificate of Incorporation, a copy of which is attached hereto as Exhibit B). The limited voting rights of the Class A stockholders are set forth in detail in Article Fourth, Paragraphs (IX) to (XII) of The Times' Certificate of Incorporation.

The management of The Times believes that the proposal of the Class A stockholder may be omitted from the proxy soliciting material for its next annual meeting because, among other reasons, the stockholder is not the "owner of a security entitled to be voted at the meeting on his proposal..." as is required by Regulation Section 240.14a-8(a)(1). In this connection, The Times submits a copy of earlier correspondence between it and the Division of Corporation Finance relating to omission of a proposal made by a Class A stockholder for this reason. (Exhibit C, attached.) With respect to the Class A stockholder proposal referred to therein, the Division wrote, in pertinent part:
"Your letter... (indicates) that there [*5] is some basis for the view that the proponents and other holders of the Company's Class A Common Stock are unable to satisfy the requirement of Rule 14a-8(a) that they must be entitled to vote at the company's meeting... on the proposals they may wish to present for action. Under the circumstances, this Division will not recommend any action to the Commission if the subject proposals are omitted from the Company's proxy material."
The management of The Times believes that the instant proposal submitted by a holder of Class A Common Stock may be omitted from its proxy material on the same grounds referred to in the above correspondence, and reserves the right, if necessary, to present additional reasons for omitting such proposal.

A copy of this letter, together with the enclosures, is being mailed to the stockholder who submitted the proposal.

Very truly yours,

Solomon B. Watson, IV

cc: Mr. W. D. Zander

Henley & Co. Inc.
750 Third Avenue
New York, New York 10017
June 16, 1980

The New York Times
229 West 43 Street
New York, New York 10036

ATT: A. O. Sulzberger, Chairman
Board of Directors

Gentlemen:
As a stockholder of record, I request that you include [*6] for stockholder approval the following proporal in your proxy statement for the 1981 annual meeting:
Proposed, that the present Class A and Class B common stock be reclassified into a single class of stock with identical voting power per share, and that application subsequently be made for listing on the New York Stock Exchange.
Comments:

1. The New York Stock Exchange listing rules imply that corporate democracy calls for all common stock to have equal and identical voting rights per share.

2. Listing on the New York Stock Exchange will benefit both the stockholders and the company. It may result in a higher price and broader distribution. It will also provide a better vehicle for possible future acquisitions.

3. Recapitalization into a single voting class will not immediately affect the present management's effective control.

4. A vote against this proposal will signify an intention to perpetuate the present management and its chosen successors regardless of performance or stock ownership.

Please advise me at your earliest convenience whether or not you consider this proposal acceptable for inclusion in the proxy statement.
I plan to attend the next stockholders' [*7] meeting to sponsor my proposal.

Sincerely,

W. D. Zander
President

21 of 27 DOCUMENTS

1979 SEC No-Act. LEXIS 2059

Securities Exchange Act of 1934 - Section 14(a) - Rule 14a-8

January 4, 1979

[*1] **New York Times** Co.

TOTAL NUMBER OF LETTERS: 4

SEC-REPLY-1:
Michael E. Ryan, Esq.
Secretary and Corporate Counsel
The New York Times Company
229 West 43rd Street
New York, New York 10036

Re: The New York Times Company

Dear Mr. Ryan:

This is in regard to your letter dated December 27, 1978 concerning a request made of The New York Times Company (the "Company") by the Synanon Committee For Responsible American Media to include one shareholder proposal in the Company's proxy soliciting material for the 1979 annual meeting of security holders scheduled to be held on April 24, 1979. Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, your letter indicated the management's intention to exclude this proposal from the Company's proxy material.

You indicate in your letter that the proponent is a holder of the Company's Class A Common Stock. You further cite the Company's Certificate of Incorporation as providing, with certain exceptions, that "the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock... and the holders... of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of [*2] stockholders or to have notice thereof." The only exceptions relevant to this matter are that Class A shareholders are entitled to elect 30% of the directors and to vote on the ratification of the selection of auditors, major acquisitions and the reservation of Company stock for options. It is your view that the proponent would thus not be a shareholder entitled to vote at the meeting upon the proposal it has submitted.

As specified in paragraph (a) of Rule 14a-8, shareholder proposals may only be submitted by "a record or beneficial owner of a security entitled to be voted at the meeting on his proposal..." Your letter indicates that there is some basis for the view that the proponent and other holders of the Company's Class A Common Stock are unable to satisfy the requirement of Rule 14a-8(a) that they must be entitled to vote on the proposal at the Company's meeting. Under the circumstances, this Division will not recommend any action to the Commission if the subject proposal is omitted from the Company's proxy material.

As you may be aware, this Division believes its responsibility with respect to matters arising under Rule 14a-8, as with other matters under the proxy rules, [*3] is to aid those who must comply with these requirements by offering informal advice and suggestions and to determine, initially, whether it may be appropriate in a particular matter to recommend enforcement action to the Commission. In this context, we have reviewed the materials which you have furnished to us. The enforcement judgment the staff has reached does not and cannot purport to "adjudicate" the merits of the Company's posture in this matter. Only a district court can decide whether the company is obligated to include the instant proposal in its proxy materials. Accordingly, our discretionary determination not to recommend enforcement action to the Commission does not preclude the proponent, or any shareholder of the Company, from pursuing any rights it may have against the Company in a district court, should the management omit this proposal from the Company's proxy material.

Sincerely,

William E. Morley
Special Counsel

cc: Mr. Sidney Finkelstein
President
Synanon Committee For Responsible American Media
P.O. Box 112
Badgar, California 93603

INQUIRY-1: THE NEW YORK TIMES COMPANY
229 WEST 43 STREET
NEW YORK, N.Y. 10036
December 27, 1978

Securities and Exchange [*4] Commission
Division of Corporation Finance
500 N. Capitol Street
Washington, D.C. 20549

Re: The New York Times Company
File No. 1-5837

Gentlemen:

The New York Times Company ("The Times") has received the enclosed letter signed by one of its Class A stockholders, Synanon Committee for Responsible American Media, requesting that a stockholder proposal, a copy of which is attached hereto as Exhibit A, be included in The Times' proxy soliciting material for its 1979 Annual Meeting of Stockholders. Under the by-laws of The Times, the 1979 Annual Meeting of Stockholders will be held on April 24th, 1979.

The Times has two classses of voting stock outstanding: Class A and Class B Common Stock. The Class A Common Stock of The Times has limited voting rights which, in summary, entitle Class A stockholders to vote for the election of 30% of the Board of Directors, ratification of the selection of the independent certified public accountants, major acquisitions and the reservation of Times stock for options.

Except as outlined above, and except as otherwise provided by the laws of the State of New York, under The Times Certificate of Incorporation... "the entire [*5] voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock... and the holders... of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof." (See paragraph (XI) of Article Fourth of The Times Certificate of Incorporation). The limited voting rights of the Class A stockholders are set forth in detail in Article Fourth, Paragraphs (IX) to (XII) of The Times' Certificate of Incorporation, a copy of which is attached hereto as Exhibit B.

The management of The Times believes that the proposal of the Class A stockholder may be omitted from the proxy soliciting material for its next annual meeting because, among other reasons, the stockholder is not the "owner of a security entitled to be voted at the meeting on his proposal..." as is required by Regulation Section 240.14a-8(a)(1). In this connection, The Times submits a copy of earlier correspondence between it and the Division of Corporation Finance relating to omission of a proposal made by the same Class A stockholder for this reason. (Exhibit C, attached.) With respect to [*6] the Class A stockholder proposal referred to therein, the Division wrote, in pertinent part:
"Your letter indicates that there is some basis for the view that the proponent and other holders of the Company's Class A Common Stock are unable to satisfy the requirement of Rule 14a-8(d) that they must be entitled to vote on the proposal at the Company's meeting. Under the circumstances, this Division will not recommend any action to the Commission if the subject proposal is omitted from the Company's proxy material."

The management of The Times believes that the instant proposal submitted by a holder of Class A Common Stock may be omitted from its proxy material on the same grounds referred to in the above correspondence, and reserves the right, if necessary, to present additional reasons for omitting such proposal.

A copy of this letter, together with the enclosures, is being mailed to the stockholder who submitted the proposal.

Very truly yours,

Michael E. Ryan

cc: Mr. Sidney Finkelstein

SEC-REPLY-3: S.C.R.A.M.
EXHIBIT A
P.O. Box 786, Marshall CA 94940, (415) 663-8111
2240 24th Street, San Francisco CA 94107, (415) 647-0440
P.O. Box 112, Badger CA 93603, (209) 337-2881 [*7]
December 11, 1978

Mr. A. O. Sulzberger, Chairman
New York Times Company, Inc.
229 West 43 Street
New York, NY 10036

Dear Mr. Sulzberger:

Enclosed you will find a stockholder resolution asking for public disclosure of all covert information gathering sources currently employed by New York Times Company, Inc. We feel that full disclosure as asked for in the enclosed resolution would help provide information for stockholders to assess the role of the New York Times Company, Inc. in serving the public interest.

The Synanon Committee for a Responsible American Press holds one share of New York Times Company, Inc. stock. We would be glad to provide verification of ownership if you should need it.

I am hereby authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting and I hereby submit it for inclusion in the Company's proxy statement in accordance with rule 14-A-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders, please be good enough to include in the [*8] Corporation's proxy material the attached stockholder's statement submitted in support of the proposal as required by the aforesaid Rules and Regulations.

Sincerely yours,

Sidney Finkelstein, President
Synanon Committee for Responsible American Media
aka The Synanon Committee for a Responsible American Press

SEC-REPLY-4: S.C.R.A.M.
P.O. Box 786, Marshall CA 94940, (415) 663-8111
2240 24th Street, San Francisco CA 94107, (415) 647-0440
P.O. Box 112, Badger CA 93603, (209) 337-2881
December 11, 1978

STOCKHOLDER PROPOSAL

The Synanon Committee for a Responsible American Press, P.O. Box 112, Badger, CA 93603, has given notice that they intend to present for action at the annual meeting the following resolution:

"RESOLVED: That the stockholders recommend to the board of directors that New York Times Company, Inc. make public disclosure of all covert information gathering sources, such as Research West, currently employed by New York Times Company, Inc."

The proponent has submitted the following statement in support of his resolution:

"If you believe that the credibility of American's institutions are at issue in virtually every area of public policy, that the events of Watergate, [*9] Vietnam, corporate bribes, illegal government surveillance, and similar activities are undermining and eroding the voluntary, society-wide bonds of mutual trust and respect necessary for a free society, and that the media plays an important part in establishing such credibility, then please support and vote for this resolution so stockholders can assess the role of New York Times Company, Inc. in serving the public interest."

22 of 27 DOCUMENTS

1978 SEC No-Act. LEXIS 2213

Securities Exchange Act of 1934 - Section 14(a) - Rule 14a-8

November 9, 1978

[*1] **New York Times** Co.

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1:
Michael E. Ryan, Esq.
Secretary and Corporate Counsel
The New York Times Company
229 West 43rd Street
New York, New York 10036

Re: The New York Times Company

Dear Mr. Ryan:

This is in regard to your letter dated November 1, 1978 concerning a request made of The New York Times Company (the "Company") by the Synanon Committee For Responsible American Media to include one shareholder proposal in the Company's proxy soliciting material for the 1979 annual meeting of security holders scheduled to be held on April 24, 1979. Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, your letter indicated the management's intention to exclude this proposal from the Company's proxy material.

You indicate in your letter that the proponent is a holder of the Company's Class A Common Stock. You further cite the Company's Certificate of Incorporation as providing, with certain exceptions, that "the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock... and the holders... of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of [*2] stockholders or to have notice thereof." The only exceptions relevant to this matter are that Class A shareholders are entitled to elect 30% of the directors and to vote on the ratification of the selection of auditors, major acquisitions and the reservation of Company stock for options. It is your view that the proponent would thus not be a shareholder entitled to vote at the meeting upon the proposal it has submitted.

As specified in paragraph (a) of Rule 14a-8, shareholder proposals may only be submitted by "a record or beneficial owner of a security entitled to be voted at the meeting on his proposal..." Your letter indicates that there is some basis for the view that the proponent and other holders of the Company's Class A Common Stock are unable to satisfy the requirement of Rule 14a-8(d) that they must be entitled to vote on the proposal at the Company's meeting. Under the circumstances, this Division will not recommend any action to the Commission if the subject proposal is omitted from the Company's proxy material.

As you may be aware, this Division believes its responsibility with respect to matters arising under Rule 14a-8, as with other matters under the proxy rules, [*3] is to aid those who must comply with these requirements by offering informal advice and suggestions and to determine, initially, whether it may be appropriate in a particular matter to recommend enforcement action to the Commission. In this context, we have reviewed the materials which you have furnished to us. The enforcement judgment the staff has reached doesnot and cannot purport to "adjudicate" the merits of the Company's posture in this matter. Only a district court can decide whether the company is obligated to include the instant proposal in its proxy materials. Accordingly, our discretionary determination not to recommend enforcement action to the Commission does not preclude the proponent, or any shareholder of the Company, from pursuing any rights it may have against the Company in a district court, should the management omit this proposal from the Company's proxy material.

Sincerely,

William E. Morley
Special Counsel

cc: Mr. Sidney Finkelstein, President
Synanon Committee For Responsible American Media
P.O. Box 112
Badgar, California 93603

INQUIRY-1:
THE NEW YORK TIMES COMPANY
229 WEST 43 STREET
November 1, 1978

Securities and Exchange Commission
Division [*4] of Corporation Finance
500 N. Capitol Street
Washington, D.C. 20549

Re: The New York Times Company
File No. 1-5837

Gentlemen:

The New York Times Company ("The Times") has received the enclosed letter signed by one of its Class A stockholders, Synanon Committee for Responsible American Media, requesting that a stockholder proposal relating to the editorial policy of The Times be included in The Times' proxy soliciting material for its 1979 Annual Meeting of Stockholders. Under the by-laws of The Times, the 1979 Annual Meeting of Stockholders will be held on April 24th, 1979.

The Times has two classes of voting stock outstanding: Class A and Class B Common Stock. The Class A Common Stock of The Times has limited voting rights which, in summary, entitle Class A stockholders to vote for the election of 30% of the Board of Directors, ratification of the selection of the independent certified public accountants, major acquisitions and the reservation of Times stock for options.

Except as outlined above, and except as otherwise provided by the laws of the State of New York, under The Times Certificate of Incorporation... "the entire voting power shall be vested solely [*5] and exclusively in the holders of the shares of Class B Common Stock... and the holders... of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof." (See paragraph(XI) of Article Fourth of The Times Certificate of Incorporation). The limited voting rights of the Class A stockholders are set forth in detail in Article Fourth, Paragraphs (IX) to (XII) of the enclosed copy of The Times' Certificate of Incorporation.

The management of The Times believes that the proposal of the Class A stockholder may be omitted from the proxy soliciting material for its next annual meeting because, among other reasons, the stockholder is not the "owner of a security entitled to be voted at the meeting on his proposal..." as is required by Regulation Section 240.14a-8(a)(1). In this connection, The Times submits a copy of earlier correspondence between it and the Division of Corporation Finance relating to omission of proposals made by Class A stockholders for this reason. With respect to the Class A stockholder proposals referred to therein, the Division wrote, in pertinent part:
"Your letter and [*6] the supporting opinion of counsel indicate that there is some basis for the view that the proponents and the other holders of the company's Class A stock are unable to satisfy the requirement of Rule 14a-8(a) that they must be entitled to vote at the company's meeting of security holders because it appears reasonable to interpret this requirement as meaning that they must be entitled to vote on the proposals they may wish to present for action. Under the circumstances, this Division will not recommend any action to the Commission if the subject proposals are omitted from the company's proxy material."

The management of The Times believes that the instant proposal submitted by a holder of Class A Common Stock may be omitted from its proxy material on the same grounds referred to in the above correspondence, and reserves the right, if necessary, to present additional reasons for omitting such proposal.

A copy of this letter, together with the enclosures, is being mailed to the stockholder who submitted the proposal.

Very truly yours,

Michael E. Ryan

cc: Mr. Sidney Finkelstein

SEC-REPLY-3: S.C.R.A.M.
SYNANON COMMITTEE FOR RESPONSIBLE AMERICAN MEDIA
P.O. Box 786, Marshall CA 94940, [*7] (415) 663-8111
2240 24th Street. San Francisco CA 94107. (415) 647-0440
P.O. Box 112, Badger CA 93603, (209) 337-2881
October 1, 1978

Mr. A. O. Sulzberger, Chairman
New York Times Company, Inc.
229 West 43 Street
New York, New York 10036

Dear Mr. Sulzberger:

Enclosed you will find a stockholder resolution asking for public disclosure of the company's editorial policy and disclosure of the (authors) of such policy. We feel that full disclosure as asked for in the enclosed resolution would help provide information for stockholders to assess the role of the New York Times Company in serving the public interest.

The Synanon Committee for a Responsible American Press holds one share of New York Times stock. We would be glad to provide verification of ownership if you should need it.

I am hereby authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting and I hereby submit it for inclusion in the Company's proxy statement in accordance with rule 14-A-8 of the General Rule and Regulations of the Securities Exchange Act of 1934.

If you should, for any reason, desire to oppose [*8] the adoption of this proposal by the stockholders, please be good enough to include in the Corporation's proxy material the attached stockholers' statement submitted in support of the proposal as required by the aforesaid Rules and Regulations.

Sincerely yours,

Sidney Finkelstein, President
Synanon Committee for Responsible American Media
aka Synanon Committee for a Responsible American Press

STOCKHOLDER PROPOSAL

The Synanon Committee for a Responsible American Press, P.O. Box 112, Badger, CA 93603, has given notice that they intend to present for action at the annual meeting the following resolution:
"WHEREAS: The business of this company consists primarily of publishing activities and,
"WHEREAS: The above activities receive special protection under the First Amendment of the U.S. Constitution, and,
"WHEREAS: It is assumed that said activities serve the public interest and,
"WHEREAS: It is widely recognized that said activities have a profound influence on the thoughts and opinions of Americans, be it therefore,
"RESOLVED: That the stockholders recommend to the Board of Directors full public disclosure of the Company's editorial policy,
"RECOMMENDED, FURTHER: Full [*9] public disclosure of the authors of such editorial policy.

"RECOMMENDED, FURTHER: That any programming, especially so called "news", that contains editorial opinion or material presented in such a manner as to deliberately portray a certain opinion, be so identified."

The proponent has submitted the following statement in support of his resolution:

"If you agree that the First Amendment guarantees are of great importance and, that now, more than ever before there is a need for reasonable checks and safeguards to insure responsible publishing, and that there is potentially great abuse in the media or any industry that is concentrated in the hands of a relatively few individuals, and, that the only way to safeguard against such abuses is to make as much information public as possible so stockholders can assess the role of the New York Times Company in serving the public interest, please support and vote for this resolution."

24 of 27 DOCUMENTS

1975 SEC No-Act. LEXIS 654

Securities Exchange Act of 1934 - Section 14(a) - Rule 14a-8

Mar 25, 1975

[*1] The **New York Times** Company

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

MAY 25 1975

Michael E. Ryan, Esq.
Secretary and Corporate Counsel
The New York Times Company
229 West 43 Street
New York, New York 10036

Re: The New York Times Company

Dear Mr. Ryan:

This is in regard to your letter dated February 21, 1975, which was received by the Commission on February 24, 1975, concerning a request made of The New York Times Company (the "Company") by Mr. Paul N. Robins to include a shareholder proposal in the company's proxy soliciting material for the 1975 annual meeting of security holders scheduled to be held on April 22, 1975. Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, your letter indicated the management's intention to exclude this proposal from the company's proxy material. Your letter also enclosed your opinion as corporate counsel on those legal questions encompassed by the management's position on the proposal.

The proposal, as submitted by the proponent, reads as follows:

Proposal

Resolution: Whereas, the Company's subsidiary, Microfilm Corporation of America (hereafter referred to as MCA) delivers unprotected Microfilmed [*2] copies of the New York Times to its public and university library clients throughout the year, which becomes damaged and often undesipherable from frequent reference, and;

Whereas, in a National Survey, practically every library responding stated definitely that they wanted to receive protected, scratch resistant microfilm, and were willing to pay a reasonable charge for this protection,

Now, therefore, be it resolved that MCA be instructed to install a system in their laboratory, which has been proven by Bell Telephone Laboratories to reduce scratch and abrasion damage to microfilm by 99%, with no capital investment required on their part and from which earnings of approximately $100,000 a year can be utilized to satisfy the demands of their library clients.

You indicated in your letter that Section 613 of the Business Corporation Law of New York provides that, with certain limitations, "a certificate of incorporation may limit either absolutely or conditionally the voting powers of the several classes of shares." You further cited Article Fourth, Paragraph XI of the company's Certificate of Incorporation which provides, with certain exceptions, that "the entire voting power [*3] shall be vested solely and exclusively in the holders of the shares of Class B Common Stock,...and the holders...of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof." The only exceptions enumerated in your letter which seem relevant to this matter are that Class A shareholders are entitled to vote for selection of 30% of the directors and ratification of the election of auditors. Based on the foregoing, you opined that, since the proponent is a Class A shareholder, the proposal may be omitted from the company's proxy soliciting material under Rule 14a-8(a) because the proponent would not be entitled to vote at the meeting on the proposal.

As specified in paragraph (a) of Rule 14a-8, shareholder proposals may be submitted by "any security holder entitled to vote at a meeting of security holders of the issuer...." Your letter and your supporting opinion as counsel indicate that there is some basis for the view that the proponent, as a Class A stockholder of the company, is unable to satisfy the requirement of Rule 14a-8(a) that he must be a shareholder entitled to vote at the company's [*4] meeting of security holders, because it appears reasonable to interpret this provision of Rule 14a-8(a) as requiring that the proponent be entitled to vote on the proposal he wishes to present for action. Under the circumstances, this Division will not recommend any enforcement action to the Commission if the subject proposal is omitted from the company's proxy material. In considering our enforcement alternatives, we have not found it necessary to reach the alternative bases for omission on which you rely, although we believe there may be some support for those reasons as well.

As you may be aware, this Division believes its responsibility with respect to matters arising under Rule 14a-8, as with other matters under the proxy rules, is to aid those who must comply with these requirements by offering informal advice and suggestions and to determine, initially, whether it may be appropriate in a particular matter to recommend enforcement action to the Commission. In this context, we have reviewed the materials which you have furnished to us. The enforcement judgment the staff has reached does not and cannot purport to "adjudicate" the merits of the company's posture in this matter. [*5] Only a district court can decide whether the company is obligated to include the instant proposal in its proxy materials. Accordingly, our discretionary determination not to recommend enforcement action to the Commission does not preclude the proponent, or any shareholder of the company, from pursuing any rights he may have against the company in a district court, should the management determine to omit this proposal from the company's proxy material.

Sincerely,

Peter J. Romeo
Special Counsel

INQUIRY-1: THE NEW YORK TIMES COMPANY
229 WEST 43 STREET
NEW YORK, N.Y. 10036

February 21, 1975

Securities and Exchange Commission
Division of Corporation Finance
500 N. Capitol Street
Washington, D.C. 20549

Re: The New York Times Company File No. 1-5837

Gentlemen:

The New York Times Company ("The Times") has received the enclosed notice, marked Exhibit A and attached hereto, signed by one of its Class A shareholders, Paul N. Robins, of a shareholder proposal relating to the use of a certain system for treating microfilm in the laboratory of one of its subsidiaries for inclusion in The Times proxy soliciting material for its 1975 Annual Meeting of Shareholders ("Class A shareholder [*6] proposal relating to microfilm"). The Times 1975 Annual Meeting of Shareholders will be held on April 22, 1975.

The Times has two classes of voting stock outstanding: Class A and Class B Common Stock. The Class A Common Stock of The Times has limited voting rights which, in summary, entitle Class A shareholders to vote for the election of 30% of the Board of Directors, ratification of the selection of auditors, major acquisitions and the reservation of Times stock for options.

Except as outlined above and except as otherwise provided by the laws of the State of New York under The Times Certificate of Incorporation, "...the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock...and the holders...of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof." (See Paragraph (XI) of Article Fourth of The Times Certificate of Incorporation). The limited voting rights of the Class A shareholders are set forth in detail in Article Fourth, Paragraphs (IX) to (XII) of the attached copy of The Times Certificate of Incorporation, marked [*7] Exhibit B.

The management of The Times believes that the Class A shareholder proposal relating to microfilm may be omitted from the proxy material for its next annual meeting for the reasons set forth in the attached opinion of The Times Counsel, marked Exhibit C. It may be noted that the Class A shareholder proposal, if presented at the annual meeting, would violate the rights of the Class B shareholders. As indicated above, the Certificate of Incorporation of The Times prescribes the specific limited voting rights of the Class A shareholders and absent such voting rights, the Class A shareholders "shall not have the right to participate in any meeting of shareholders or to have notice thereof."

Under such circumstances, the inclusion of the foregoing Class A Shareholder proposal in The Times proxy soliciting material would be a futility and would simply put The Times and its stockholders to needless expense. Accordingly, the management of The Times intends to omit the Class A Shareholder proposal from its proxy soliciting material for the 1975 annual meeting.

Very truly yours,

Michael E. Ryan

INQUIRY-2: THE NEW YORK TIMES COMPANY
229 WEST 43 STREET
NEW YORK, N.Y. 10036

February [*8] 21, 1975

Securities and Exchange Commission
Division of Corporate Finance
500 N. Capitol Street
Washington, D.C. 20549

Re: The New York Times Company File No. 1-5837

Gentlemen:

I have acted as Corporate Counsel for The New York Times Company ("The Times"), a New York corporation, for the last several years.

I am thoroughly familiar with the Business Corporation Law of New York and with the Certificate of Incorporation of The Times. I am also familiar with the shareholder proposal submitted by one Class A shareholder of The Times - Paul N. Robins - relating to the use of a certain system for treating microfilm during processing thereof in the laboratory of one of the subsidiaries of The Times ("Class A shareholder proposal relating to microfilm"). A copy of the Class A shareholder proposal relating to microfilm is attached hereto as Exhibit A. Mr. Robins has requested that the shareholder proposal relating to microfilm be included in The Times proxy soliciting material for its 1975 Annual Meeting of Shareholders. The Times 1975 Annual Meeting of Shareholders will be held on April 22, 1975.

I have advised the management of The Times that the Class A shareholder proposal [*9] relating to microfilm may properly be omitted from The Times proxy soliciting material for its 1975 Annual Meeting pursuant to Rule 14a - 8(c) of the Securities Exchange Act of 1934, for the following reasons, all of which are more fully discussed below:

(1) The proposal as submitted is, under the law of the State of New York, not a proper subject for action by security holders,

(2) in any event the proposal as submitted is not a proper proposal to be submitted by a Class A shareholder because Class A shareholder cannot vote thereon and,

(3) the proposal relates to the enforcement of a personal claim or the redress of a personal grievance against the Company.

1) The Business Corporation Law of New York, Section 701 provides that, subject to exceptions not here relevant, the business of a corporation shall be managed by its board of directors. The full text of Section 701 is as follows:

"Section 701. Board of Directors "Subject to any provision in the certificate of incorporation authorized by paragraph (B) of Section 620 (Agreements as to voting; provision in certificate of incorporation as to control of directors or by paragraph (b) of section 715 (Officers), the business [*10] of a corporation shall be managed by its board of directors, each of whom shall be at least twenty-one years of age. The certificate of incorporation or by the by-laws may prescribe other qualifications for directors. As amended. L. 165, c. 803 Section 25 eff. September 1, 1965."

I have given the management of The Times my opinion that to permit the Class A or Class B shareholders to vote on the Class A shareholder proposal relating to microfilm would be in violation of Section 701, which section was designed to place in the directors the exclusive authority with respect to the operational and profit making aspects of the business. In my opinion, any such proposal made by a shareholder at a meeting of the shareholders would be out of order under Section 701 of the New York Business Corporation Law and The Times Certificate of Incorporation, and is excludable pursuant to Rule 14a - 8(c) (1).

2) The Business Corporation Law of New York, Section 613, provides that a certificate of incorporation may limit either absolutely or conditionally the voting powers of the several classes of shares. The full text of Section 613 is as follows:

"Section 613. Limitations on right to vote [*11] "The certificate of incorporation may provide, except as limited by section 501 (Authorized shares), either absolutely or conditionally, that the holders of any designated class or series of shares shall not be entitled to vote, or it may otherwise limit or define the respective voting powers of the several classes or series of shares, and, except as otherwise provided in this chapter, such provisions of such certificate shall prevail, according to their tenor, in all elections and in all proceedings, over the provisions of this chapter which authorizes any action by the shareholders. L. 1961. c. 855; amended L. 1962, c. 834, Section 34, both eff. Sept. 1, 1963."

The Certificate of Incorporation of The Times, a copy of which is attached hereto as Exhibit B, sets forth in Article Fourth Paragraphs (IX) through (XII) the voting rights of the Class A and the Class B Common Stock, the two classes of voting stock of The Times.

In summary, under The Times Certificate of Incorporation, the Class A shareholders are entitled to vote for selection of 30% of the Board of Directors, ratification of the election of auditors, major acquisitions and the reservation of Times stock for options. [*12] Except as outlined above, "...and as otherwise required by the laws of the State of New York, the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock,...and the holders...of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof." (Paragraph (XI) of Article Fourth of The Times Certificate of Incorporation).

In connection with the 1974 Annual Meeting of Shareholders, Class A shareholders submitted proposals relating to changes in the Company's annual meeting date and in its post meeting report to shareholders. As a consequence thereof a request for no action if The Times omitted the proposal from the proxy soliciting material was submitted. The reply of that Division, cited in CCH Federal Securities Law Reporter, Paragraph 79,772 states in pertinent part:

"Your letter and the supporting opinion of counsel indicate that there is some basis for the view that the proposals and the other holders of the Class A stock are unable to satisfy the requirement of Rule 14-a - 8(a) that they must be entitled to vote at the company's [*13] meeting of security holders because it appears reasonable to interpret this requirement as meaning they must be entitled to vote on the proposals they may wish to present for action. Under the circumstances, this Division will not recommend any action to the Commission if the subject proposals are omitted from the company's proxy material."

Accordingly, and based on the foregoing, I have given the management of The Times my opinion that the Class A shareholder proposal relating to microfilm may be omitted from The Times proxy soliciting material pursuant to Rule 14a - 8(a) because it was submitted by a Class A stockholder who would not be entitled to vote on the proposal.

3) Mr. Robins' correspondence indicates that he is President of Permafilm International Corporation (which company appears to be affiliated with Permafilm Overseas Corporation) both of which we hereinafter refer to as "Perma-

film." Mr. Robins has been writing The Times since 1968 in an attempt to have The Times utilize a microfilm process which is marketed by Mr. Robins' company. A compilation of copies representative of some correspondence between Mr. Robins and The Times is attached hereto as Exhibit C. This [*14] correspondence indicates, and it is a fact, that The Times has studied the microfilm process on its merits as a business matter and has determined not to adopt it. In his letter of March 31, 1971 to the President of The Times, Mr. Robins proposed a shareholder proposal to be included in the proxy material. A copy of that proposal is attached hereto as Exhibit D. That proposal, which indicates the interest of Permafilm, and therefore Mr. Robins in the process, was omitted from the proxy material because it was received too late under the rules of the Securities and Exchange Commission. In his letter of January 31, 1974, Mr. Robins also informed The Times..."I shall probably submit a resolution for inclusion on your proxies for the next Stockholders Meeting." Presumably the resolution was concerned with Permafilm. Mr. Robins was advised by The Times that the time for submitting shareholder proposals had passed. Since 1968 Mr. Robins has visited the offices, and conferred with the officers and employes, of The Times and/or its subsidiaries as part of a continuing effort to persuade The Times to adopt the microfilm process. The most recent visit was February 3, 1975.

It is obvious [*15] from the history of this matter that Mr. Robins has a personal interest in the adoption of the microfilm process and that when he speaks therefore he speaks not as a shareholder but as an interested party. Therefore the Class A shareholder proposal relating to microfilm is in the nature of a personal claim against the Company and as a consequence thereof, I have advised management to omit it from its proxy material on the basis of Rule 14a - 8(c) (2) (i).

In summary, it is my opinion, and I have so advised the management of The Times, that the Class A shareholder proposal relating to microfilm may be omitted from the proxy material of The Times because 1) it is not a proper subject for action by stockholders; 2) it is not a proposal that can be voted upon by Class A shareholders; and 3) it is made by a shareholder who has a personal stake therein.

Very truly yours,

Michael E. Ryan

26 of 27 DOCUMENTS

1974 SEC No-Act. LEXIS 2008

Securities Exchange Act of 1934 - § 14(a) - Rule 14a-8

Apr 1, 1974

[*1] The **New York Times** Company

TOTAL NUMBER OF LETTERS: 8

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

APR 1, 1974

Michail E. Ryan, Esq.
Corporate Attorney and Assistant Secretary
The New York Times Company
229 West 43 Street
New York, New York 10036

Re: The New York Times Company

Dear Mr. Ryan:

On February 27, 1974 the Division of Corporation Finance received a letter signed by you on behalf of the New York Times Company concerning two shareholder proposals submitted to the company for inclusion in its proxy soliciting material for the 1974 annual meeting of security holders scheduled to be held on April 23, 1974. One of the proposals was submitted by Ms. Evelyn Y. Davis, while the other was jointly submitted by Messrs. John J. Gilbert and John C. Henry, and Ms. Wilma Soss. Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, your letter indicated the management's intention to exclude these proposals from the company's proxy material. Your letter also enclosed an opinion of counsel on those legal questions encompassed by the management's determination to omit the proposals. Subsequently, we received letters from Ms. Davis, Mr. Gilbert, and Ms. Soss suggesting [*2] that the management's intended action concerning their proposals was erroneous.

You indicate in your letter that all of the proponents are holders of the company's Class A stock. You further cite the company's certificate of Incorporation as providing, with certain exceptions, that "the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock ... and the holders ... of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof." The only exceptions relevant to this matter are that Class A shareholders are entitled to elect 30% of the directors and to vote on the ratification of the selection of auditors. In the opinion of yourself and your counsel, the proponents would thus not be entitled to vote at the meeting upon the proposals they have submitted, and if such proposals were presented by them at the meeting, they would have to be ruled out of order.

As specified in paragraph (a) of Rule 14a-8, shareholder proposals may be submitted by "any security holder entitled to vote at a meeting of security holders of the issuer ..." Your [*3] letter and the supporting opinion of counsel indicate that there is some basis for the view that the proponents and the other holders of the company's Class A stock are unable to satisfy the requirement of Rule 14a-8(a) that they must be entitled to vote at the company's meeting of security holders because it appears reasonable to interpret this requirement as meaning that they must be entitled to vote on the proposals they may wish to present for action. Under the circumstances, this Division will not recommend any action to the Commission if the subject proposals are omitted from the company's proxy material.

As you may be aware, this Division believes its responsibility with respect to matters arising under Rule 14a-8, as with other matters under the proxy rules, is to aid those who must comply with these requirements by offering informal advice and suggestions and to determine, initially, whether it may be appropriate in a particular matter to recommend enforcement action to the Commission. In this context, we have reviewed the materials which you have furnished to us as well as the letters from the proponents on the proposals. While Rule 14a-8(d) does not provide for any [*4] communications from shareholders to the Commission's staff, the staff, of course, will always consider information concerning alleged violations of the statutes administered by the Commission and this may include argument as to why it is believed that activities proposed to be taken would be violative of the statute or rule involved. The receipt of such information or argument, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure. The enforcement judgment the staff has reached does not and cannot purport to "adjudicate" the merits of the company's posture in this matter. Only a district court can decide whether the company is obligated to include the instant proposals in its proxy materials. Accordingly, our discretionary determination not to recommend enforcement action to the Commission does not preclude the proponents, or any shareholder of the company, from pursuing any rights they may have against the company in a district court, should the management determine to omit these proposals from the company's proxy material.

Sincerely,

Peter J. Romeo
Special Counsel

INQUIRY-1: March 4, 1974

Joseph [*5] Bernstein, Esq.
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Bernstein:

Re: NY TIMES File No. 1-5837

I am a co-proponent to a proposal which the NY TIMES seeks to omit in its proxy statement in regard to a request for a change of Annual Meeting date, thereby blocking communications between public shareowners and seeking to suppress further public knowledge of this issue which arose without incident on the floor of the TIMES Meeting last year at Town Hall in New York City.

In view of the masthead; "ALL THE NEWS THAT'S FIT TO PRINT" (a prime asset of the NY TIMES, I am understandably surprised to find that this does not appear to apply to the TIMES proxy statement when it comes to airing, instead of secreting, what is a matter of general privilege, not just the personal privilege of a control group.

Limited as our voting rights in Class "A" may be, inherent in them is the right of assembly in person and by proxy; and that which pertains to those rights is a proper subject for the proxy statement. Those rights may be infringed if assembly is rigidly held to one of the heaviest annual meeting days of the year or other [*6] action by the control group.

That the resolution would "violate" the rights of the "B" stockholders is all foolishness. Should a day in June be preferable to the suggested "first day in May" that could be negotiated with the proponents and a management resolution substituted if it has a sentimental attachment to "Tuesday" since the date of incorporation in 1896, when the April calendar for public shareowner meetings must have been considerably lighter.

RE: DAVIS RESOLUTION FOR AN IMPROVED POSTMEETING REPORT

As for naming stockholders participating in the Annual Meeting instead of failing to disclose, isn't full disclosure the name of the

It strikes me that the objections raised are like the obfuscations the TIMES derides in its editorial columns. I take my NEW YORK TIMES seriously and expect it to practice what it preaches - democracy in government not rule by oligarchy.

With so much public disillusionment in government and the press, we cannot afford a credibility gap between the public shareowner and the press, especially at a time when stockholders are harder to come by than paper.

Respectfully yours,

WILMA SOSS
205 E. 78th St.
New York City 10021

INQUIRY-2: JOHN J. GILBERT [*7]
1165 PARK AVENUE
NEW YORK, N.Y. 10028
TEL: FI 8-5529

February 28, 1974

Mr. Joseph Bernstein
Division of Corporate Finance
Securities and Exchange Commission
500 North Capitol St.
Washington, D.C. 20549

Re: New York Times
File No. 1-5837

Dear Mr. Bernstein:

I am in receipt of a letter from the New York Times of Feb. 25th, in which they seek to omit the proposal we wish to have in the proxy statement in regard to the day of the annual meeting.

Management wishes to omit under the ground that the certificate of Incorporation does not grant the "A" owners the right to vote on the issue of the day they shall meet.

There is nothing in the Certificate which expressly prohibits our right to request an amendment on an issue which involves the day the "A" owners shall meet to exercise such voting rights as they have.

The Transamerica decision of Judge Biggs made a very strong point that corporate by laws must not prevent the right of fair corporate suffrage which Congress expressly stated as one of the objectives of securing a fair right of the proxy statement to owners of publicly owned companies.

Therefore, this letter is to ask that the proxy statement carry [*8] our proposal with the management having the right to oppose the suggestion that the owners have the right to express their viewpoint on this basic issue.

I have also noted the management wishes to omit a proposal of Mrs. Davis on the subject of the post-meeting report. While not sponsors of the proposal we do wish to support this proposal and vote on it as involves a question of full disclosure. As Judge Biggs pointed out in the same decision: "Stockholders are entitled to accurate information as to what transpires at the annual meeting so they can act for their joint interest. If stockholders cannot act together they cannot act effectively."

For this reason, as well as the one cited before in connection with our own proposal we join in asking that the proposal of Mrs. Davis be carried in the proxy statement, as she requested.

Sincerely,

John J. Gilbert

INQUIRY-3:
EVELYN Y. DAVIS
EDITOR AND PUBLISHER

"HIGHLIGHTS AND LOWLIGHTS OF ANNUAL MEETINGS"
871 SEVENTH AVENUE, ROOM 903
NEW YORK, N.Y. 10019
(212) 757-3889 OR
(212) CIRCLE 7-3900 EXT. 903

Febr. 28, 74

Division of Corporate Finance
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Gentlemen:

I received [*9] a letter today re my proposal and the proposal of some other stockholders. I do believe that both proposals are proper for inclusion into the proxy statement. Full disclosure re post-meeting reports is essential, especially for a publishing Company such as the N.Y. Times.

As to my own proposal re the changing of the annual meeting data this subject was upheld by the Commission to be proper for inclusion (when it was contested by the Ford Motor Company a few years ago).

Certainly the Class A stockholders should have the same rights as the Class B stockholders and I am sure the Commission will concur. However, if a few changes of the wording are desirable, I will be more than happy to cooperate.

Sincerely,

Mrs. Evelyn Y. Davis

INQUIRY-4: The New York Times
229 WEST 43 STREET
NEW YORK, N.Y. 10036

February 25th, 1974

Securities and Exchange Commission
Division of Corporation Finance
500 N. Capitol Street
Washington, D.C. 20549

Re: The New York Times Company
File No. 1-5837

Gentlemen:

The New York Times Company ("The Times") has received the enclosed letter signed by three of its Class A shareholders, John Gilbert, John C. Henry and Wilma Soss, requesting that [*10] a shareholder proposal relating to certain changes in The Times post-meeting report be included in The Times proxy soliciting material for its 1974 Annual Meeting of Shareholders. The Times has also received the enclosed letter from Evelyn Y. Davis, also a Class A shareholder of The Times, requesting that a shareholder proposal be included in The Times 1974 proxy soliciting material relating to a change in the date for holding the annual meeting of shareholders of The Times. Under The Times bylaws, the 1974 annual meeting of shareholders will be held on April 23rd, 1974.

The Times has two classes of voting stock outstanding: Class A and Class B Common Stock. The Class A Common Stock of The Times has limited voting rights which, in summary, entitle Class A shareholders to vote for the election of 30% of the Board of Directors, ratification of the selection of the independent certified public accountants, major acquisitions and the reservation of Times stock for options.

The Class A shareholders were granted the right to vote on the ratification of the selection of auditors by a majority vote of the Class B shareholders who approved an amendment to The Times Certificate of Incorporation [*11] at the annual meeting held on April 24th, 1973.

Except as outlined above and except as otherwise provided by the laws of the State of New York, under The Times Certificate of Incorporation ... "the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock ... and the holders ... of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof." (See paragraph (XI) of Article Fourth of The Times Certificate of Incorporation). The limited voting rights of the Class A shareholders are set forth in detail in Article Fourth, Paragraphs (IX) to (XII) of the enclosed copy of The Times' Certificate of Incorporation.

The management of The Times believes that both of the Class A shareholders' proposals may be omitted from the proxy soliciting material for its next annual meeting for the reasons set forth in the attached opinion of the Times' Counsel. It may be noted that both Class A shareholder proposals, if presented at the annual meeting, would have to be ruled out of order, since to do otherwise would violate the rights of the Class B shareholders. [*12] As indicated above, the Certificate of Incorporation of The Times prescribes the specific limited voting rights of the Class A shareholder and absent such voting rights, the Class A shareholders "shall not have the right to participate in any meeting of shareholders or to have notice thereof."

Under such circumstances, the inclusion of the foregoing Class A shareholder proposals in The Times proxy soliciting material would be a futility and would simply put The Times and its stockholders to needless expense. Accordingly, the management of The Times intends to omit the two Class A proposals from its proxy soliciting material for the 1974 annual meeting.

A copy of this letter, together with the enclosures, is being mailed to the shareholders who submitted the proposals.

Very truly yours,

Michael E. Ryan

INQUIRY-5: LORD, DAY & LORD
25 BROADWAY
NEW YORK, N.Y. 10004
TELEPHONE: (212) 344-8480
CABLE: LORDATTY, NEW YORK
TELEX: 12-8210

February 25, 1974

Securities and Exchange Commission
Division of Corporation Finance
500 N. Capitol Street
Washington, D.C. 20549

Re: The New York Times Company
File No. 1-5837

Gentlemen:

We are counsel to The New York Times Company, [*13] a New York corporation ("The Times"). The Times has received from three of its Class A shareholders, John J. Gilbert, John C. Henry and Wilma Soss, a request, a copy of which is attached, to include in its proxy statement for the next annual meeting of shareholders of The Times, to be held April 23, 1974, a proposal (the "First Shareholder Proposal"), that an improved post-meeting report be sent to all owners containing a summary of the discussion, the actual vote in terms of shares for and against resolutions presented, identification of participants, and important shareholder questions and management answers. The Times has also received from another of its Class A shareholders, Mrs. Evelyn T. Davis, a request, a copy of which is attached, to include in such proxy statement a proposal (the "Second Shareholder Proposal"), that the annual meeting of stockholders be changed to the first Friday in May. We have been asked by The Times whether the First Shareholder Proposal and/or the Second Shareholder Proposal must be included in its proxy material for its next annual meeting.

In giving the opinion expressed below, we have reviewed, among other things, the Certificate of Incorporation [*14] of The Times, the Business Corporation Law of the State of New York (the "BCL"), and the Securities Exchange Act of 1934 (the "Exchange Act"), and the rules and regulations promulgated thereunder. The Class A Common Stock of The Times is registered under the Exchange Act and listed on the American Stock Exchange.

The Times has three classes of stock issued and outstanding: 5 1/2% Cumulative Prior Preference Stock ("Preferred Stock"), Class A Common Stock and Class B Common Stock. Article Fourth, Paragraph (IX) through (XII) of the Certificate of Incorporation of The Times sets forth the voting rights of these three classes of capital stock. Under The Times Certificate of Incorporation (pursuant to Section 613 of the BCL), the Class A shareholders are entitled to vote for the election of 30% of the Board of Directors, in connection with major acquisitions, in connection with the reservation of shares of Common Stock of The Times for options and in connection with the ratification of the selection of auditors. Except for these voting rights, or as otherwise specifically required by the BCL, the holders of Class A Common Stock and the Preferred Stock have no voting power and are [*15] not entitled to participate in any meeting of stockholders or to have notice thereof. The BCL provides a number of instances in which a shareholder is entitled to vote on a proposal presented for shareholder approval whether or not the shareholder is entitled to vote for such proposal under the provisions of the corporation's Certificate of Incorporation. See, for example, BCL sections 620(b) (1), 804(a) (1), (2) and (3), 804(b), 903(a) (2) and 1002(b). None of such sections of the BCL is applicable to the First Shareholder Proposal or the Second Shareholder Proposal. All other voting rights are vested solely in holders of the Class B Common Stock.

Under the applicable provisions of The Times Certificate of Incorporation and the BCL, the Class A shareholders requesting the inclusion of the First Shareholder Proposal and the Second Shareholder Proposal in The Times proxy material for its next annual meeting would not be entitled to vote with respect to these Proposals. Since under Article Fourth, Paragraph (XI) of The Times Certificate of Incorporation a Class A shareholder has no right to participate in any meeting of stockholders except to the limited extent described above, [*16] the presentation of such Proposals by such a shareholder to a meeting of stockholders would be ruled out of order. To rule otherwise would violate the rights of the shareholders of Class B Common Stock.

Rule 14a-8(a) of the Proxy Rules promulgated under the Exchange Act requires an issuer to include in his proxy material any proposal (not otherwise excludible under other provisions of the Rule) submitted by "any security holder entitled to vote at a meeting of security holders" when the proposal is accompanied by a notice of the stockholder's intention to present the proposal for action at the meeting. In our opinion the Rule should be interpreted to mean that the stockholder (a) must be entitled to present the proposal at the meeting under the laws of the issuer's domicile (otherwise his notice of intention to present the proposal would not be bona fide) and (b) must be entitled to vote on the proposal under such laws. Accordingly, we are of the opinion that under the Rule the First Shareholder Proposal and the Second Shareholder Proposal need not be included in the proxy material since a Class A shareholder would have neither the right to present the Proposals nor to vote thereon [*17] under the provisions of the Certificate of Incorporation of The Times and the BCL.

We note that in the recent case of Kixmiller v. Securities and Exchange Commission, decided by the United States Court of Appeals for the District of Columbia Circuit on January 30, 1974, the Court declined to review the Commission's decision not to review a letter opinion of the staff of the Division of Corporate Finance advising the Washington Post Company (the "Post") that the Division would recommend that no action be taken in connection with the Post's intention to omit certain shareholder proposals from its 1972 proxy material because the shareholder making the proposals would not be entitled to vote on the proposals under the Post's corporate charter and governing corporate law. It appears from the report of this decision that the Post's charter did not provide that a stockholder would not be entitled to participate in a meeting at which he would not be entitled to vote. As noted above, the Certificate of Incorporation of The Times contains a specific provision that, except with respect to the particular matters as to which Class A shareholders are entitled to vote, such shareholders [*18] "shall not have the right to participate in any meeting of stockholders or to have notice thereof."

We reserve our opinion as to whether the First Shareholder Proposal and the Second Shareholder Proposal may be omitted from The Times proxy material under the provisions of Rule 14a-8(c).

Very truly yours,

Lord, Day & Lord

INQUIRY-6: JOHN J. GILBERT
1165 PARK AVENUE
NEW YORK, N.Y. 10028

11/23/73

Mr. C. Raymond Hulsart, Secretary
New York Times Company
229 West 43rd St.
New York, N.Y. 10036

Dear Mr. Hulsart:

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of New York Times Company that, at the coming annual meeting of 1974, John J. Gilbert, who is the owner of 300 shares of stock, and representing an additional family interest of 200 shares, and/or John C. Henry, who is the owner of 90 shares, and/or Wilma Soss, who is the owner of 10 shares, will cause to be introduced from the floor the following resolution.

We ask that, if the management intends to oppose this resolution, our names and address, as above in the case of Mr. Gilbert, and 5 East 93rd Street, New York, N.Y. 10028 in the case of Mr. Henry, [*19] and P.O. Box 190, Grand Central Station, New York, N.Y. in the case of Mrs. Soss, together with the number of shares owned and represented by us, as recorded on the stock ledger of the Company, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for its introduction. We also ask that the substance of the resolution be included in the notice of the annual meeting.

RESOLVED: That the stockholders of New York Times Company, assembled in annual meeting in person and by proxy, hereby request that, following the annual meeting, an improved post-meeting report be sent to all owners containing a summary of the discussion, the actual vote in terms of shares for and against resolutions presented to the meeting, identification of participants, and important shareholder questions and management answers.

REASONS

The last post meeting report was too abbreviated to be fully informative. For example, there was no mention of the protest made in regard to the day of the annual meeting - when there are 145 other corporation meetings.

Also, omitted were questions in regard to the Editorial policy of the corporation with the answers that [*20] were given.

If you agree, please mark your proxy for this resolution; otherwise it is automatically cast against it.

Sincerely,

John J. Gilbert

John C. Henry

Wilma Soss

INQUIRY-7: EVELYN Y. DAVIS
EDITOR AND PUBLISHER
"HIGHLIGHTS AND LOWLIGHTS OF ANNUAL MEETINGS"
871 SEVENTH AVENUE, ROOM 903
NEW YORK, N.Y. 10019

June 3, 1973
(212) 757-3889 OR
(212) CIRCLE 7-3900 EXT. 903

Purch Sulzberger, President
New York Times Company
229 West 43 Street
New York, N.Y. 10036

Dear Punch:

This is formal notice to the management of the NEW YORK TIMES that Mrs. Evelyn Y. Davis, who is the owner of 30 shares, will introduce the following resolution at the forthcoming annual meeting of 1974. I ask that my name and address be printed in the proxy statement together with the text of the resolution and reasons for their introduction. I also ask that the substance of the resolution be included in the notice of the meeting.

RESOLVED: "That the Board of Directors take the necessary steps to change the annual meeting data to the first Friday in May."

"The date at which the NEW YORK TIMES meets now conflicts with the annual meeting of many other companies."

"Stockholders should [*21] be able to attend as many meetings as possible, especially because of the many problems in the publishing industry."

"If you AGREE, please mark your proxy FOR this resolution, otherwise it is automatically cast against."

Sincerely,

Mrs. Evelyn Y. Davis

From: Con Hitchcock [redacted]
Sent: Tuesday, December 18, 2007 11:25 AM
To: CFLETTERS
Subject: To: Office of the Chief Counsel re incoming letter from New York Times Co. (14 Dec 07)

Dear Counsel:

The New York Times Co. has filed a request for no-action relief in connection with a shareholder proposal submitted by Legal & General Assurance (Pensions Management) Limited.

I write to confirm that a letter will be filed in opposition to this request urging the Division to deny no-action relief.. The Legal & General proposal involves issues and legal arguments that were not presented in earlier no-action determinations.

Owing to the impending holidays and unavailability of key individuals, I anticipate that the response will be filed during the week of 6 January 2008. This should allow the Division sufficient time to review the materials before the Company files definitive proxy materials, which should be in early March.

Please do not hesitate to contact me if you have any questions. A copy of this e-mail is being sent to the Corporate Secretary at the Company.

Con Hitchcock
Cornish F. Hitchcock
Attorney at Law
1200 G Street, NW Suite 800
Washington, DC 20005
(202) 489-4813 Fax: (202) 315-3552

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 684-6610 • FAX: (202) 315-3552
CONH@HITCHLAW.COM

11 January 2008

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

By hand

Dear Counsel:

I have been asked to respond to the letter dated 14 December 2007 from The New York Times Company (the "Company"), which asks the Division to concur in the Company's view that no enforcement action will be recommended if the Company omits from its 2008 proxy materials a shareholder proposal (the "Proposal") submitted by Legal & General Assurance (Pension Management) Limited ("Legal & General"). The Company argues that Legal & General is not a holder of securities that may be voted at the Company's annual meeting within the meaning of SEC Rule 14a-8(b)(1). For the reasons set forth below, we respectfully ask that the Division deny the requested relief.

Factual background.

The Proposal is a straight-forward "majority vote" proposal of the sort that has become commonplace in recent years. In brief, the Proposal asks the Company to amend the governing documents and to take such other steps as may be necessary to provide that in uncontested elections for the Board of Directors, a director shall be elected by the vote of a majority of the votes cast as to that candidate, with an incumbent who fails to achieve a majority vote obliged to tender his or her resignation.

Majority voting has quickly become the principal governance practice for board elections at widely-held companies such as The New York Times Company. According to a recent study by RiskMetrics Group, 63.8 percent of the companies in the S&P 500 index (which includes The New York Times Company) have adopted some form of policy that gives effect to the views expressed by a majority of shares voted. Two-thirds of these firms have an explicit policy requiring board candidates to attain a majority of the vote casts in order to be elected, while the remaining one-third may ask a director candidate who fails to receive a majority to submit his or her resignation. RiskMetrics reports that 496 of the companies that it tracks currently have a majority voting policy in place. RiskMetrics Group, 2007 POSTSEASON REPORT: A CLOSER LOOK AT ACCOUNTABILITY AND ENGAGEMENT, p. 17 (October 2007).

The Division has rejected attempts by companies to keep majority voting proposals off company proxy statements, *e.g., Citigroup Inc.* (14 February 2005). And when majority voting proposals are presented to shareholders, such resolutions typically do well. In 2007 these proposals garnered an average of 50 percent of the vote, reaching a high of 85% at International Paper and 76 percent at Praxair and Newell-Rubbermaid despite management opposition to those proposals. *Id.*

Notwithstanding this obvious trend line, The New York Times Company has not adopted majority voting of its own accord. In response to the current Proposal, the Company has sought no-action relief to prevent its shareholders from having a say on the matter. To the Company's legal arguments we now turn.

<u>Discussion.</u>

The Company relies on its Certificate of Incorporation, which establishes two classes of stock. Members of the public (including Legal & General) hold Class A stock, which accounts for approximately 30 percent of the voting power. Class B stock is held by members of the Sulzberger-Ochs family and shareholders associated with family members.

The Company cites Article Fourth, Paragraphs (II) to (V), of the Certificate for the proposition that class A stockholders may vote only on specified matters: "the election of 30% of the Board of Directors;" ratification of the selection of the company's independent auditors; certain acquisitions; and the reservation of stock for options to be granted to officers, directors or employees. Moreover, the Company argues, the "entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock," with Class A stockholders having "no voting power" except as specified above.

On the basis of these provisions, the Company argues that Class A stockholders are not eligible to vote for a majority voting proposal; thus, they cannot submit a shareholder proposal under Rule 14a-8(b)(1), which imposes certain eligibility requirements on shareholders, including ownership of shares that are entitled to vote on the proposal.

We are willing to address that concern by modifying the Proposal to clarify that the Proposal would apply only to an uncontested election of directors to be chosen by Class A stockholders. At present, four of the 13 directors are chosen solely by Class A stockholders. With the suggested modification, only those four directors would be affected, and the nine directors selected by Class B directors would remain unaffected. The Proposal would thus not present the case of a Class A stockholder trying to affect the voting of Class B stock.[1]

With that clarification, it would be plain that the Proposal is being submitted by a holder of Class A stock, which the Company concedes may be voted on the election of directors. The right to participate in the "election of 30% of the Board of Directors proposed to be elected" logically carries with it the right *not* to elect Class A directors. That is the focus of the Proposal, and it integrally relates to a voting right that the Company acknowledges as belonging to Class A stockholders.

With the clarification (and perhaps even without it), it also becomes apparent that the no-action letters cited by the Company do not warrant no-action relief.

First, it appears from the appendices to the Company's submission (and our own research) that the cited no-action requests were not contested by the proponent. Thus, the cited authorities establish only that the Company carried its burden of persuasion under Rule 14a-8(g) in a series of uncontested matters.

Second, none of the proposals involved the topic of majority voting, so there is no direct precedent. None of them was limited to an issue affecting only Class A stockholders. Indeed, many of them have nothing whatsoever to with how Class A directors are elected. *E.g., The New York Times Co.* (19 September 1997) (request to investigate a story in the *Boston Globe*); *The New York Times Co.* (4 January 1991) (request to refrain from endorsing organizations that endorse abortion); *The New York Times Co.* (25 May 1975) (asking the Company to have its microfilm subsidiary reduce scratches on microfilm).

Third, the only cited resolution that did involve elections to the board of directors requested declassification of the entire board. *The New York Times Co.* (18 December 2006). When faced with the objections that the Company raises here, the proponent did not seek to modify the proposal so as to affect only those directors elected by Class A stockholders, thus distinguishing that situation from what we have here.

For these reasons, the Company has not sustained its burden of persuading

---

[1] The text of the "Resolved" clause could be amended slightly to read "uncontested election of directors chosen by Class A stockholders" in lieu of "uncontested election for the board of directors."

the Division that the modified Legal & General proposal may be excluded from The New York Times Company's proxy materials under Rule 14a-8(b)(1).

Thank you very much for your consideration of these points. Please do not hesitate to contact me if there is any further information that we can provide. We would be grateful as well if you could send by facsimile a copy of the Division's decision to me at (202) 315-3552. The Company's fax number is (212) 556-4634.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Rhonda L. Brauer, Esq.
Mr. Barry Holman

The New York Times Company

January 14, 2008

Rhonda L. Brauer
Secretary and
Corporate Governance Officer

620 8th Avenue, 18th Floor
New York, NY 10018

tel 212.556-7127
fax 212.556-4634
brauerr@nytimes.com

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: The New York Times Company, File No. 1-5837

Ladies and Gentlemen:

I am writing to comment on the letter to the Staff, dated January 11, 2008, from Cornish F. Hitchcock, Esq. responding to my letter dated December 14, 2007. A copy of my letter is enclosed. Mr. Hitchcock's client, Legal & General Assurance (Pension Management) Limited (the "Proponent") submitted a shareholder proposal (the "Proposal") for inclusion in the 2008 proxy material of The New York Times Company (the "Company"). As detailed in my December letter, the Company may, and intends to, omit the Proposal from its proxy material because the Proponent does not hold "securities entitled to be voted on the proposal at the meeting" as required by SEC Rule 14a-8(b)(1).

On December 19, 2007, I received a copy of an e-mail that Mr. Hitchcock had sent to the Staff stating that he would be providing a letter in response to my letter during the week of January 6. Mr. Hitchcock stated that the Proposal involved "issues and legal arguments that were not present in earlier no-action determinations". Having now received and reviewed Mr. Hitchcock's letter on January 11, 2008, the Company remains of the view, and trusts the Staff will agree, that for the reasons set out in my December 14, 2007 letter, the Proposal may be omitted from the Company's proxy materials pursuant to the clear and unambiguous requirements of Rule 14a-8, as confirmed by the Staff to the Company on 16 separate occasions over a 34-year period.

The Proposal is a request that the Company's Board of Directors take steps to implement majority voting for directors.

This is not a debate regarding the potential merits of the Proposal or the actions it recommends, which Mr. Hitchcock's letter, in part, attempts to articulate. Rather, it is a straightforward question regarding the Company's Certificate of Incorporation. As outlined in more detail in my December 14, 2007 letter, the Company's Certificate of Incorporation provides that Class A Common Stock only votes on certain expressly specified items. Requests and recommendations to the Board are not among these specified items. Since the Proposal is not an item on which the holders of Class A Common Stock would be entitled to vote, the

Proponent, as a holder of Class A Common Stock, may not require the Company to include it in its proxy material.

The Company's Certificate of Incorporation, which neither the Company management nor the Board has the authority to alter on its own, has provided limited voting rights to the Class A Common Stock since before it was first listed for public trading on a national securities exchange in 1969. The Company's dual class capital structure was established as a means to manage for the long term and to protect the long-term editorial quality and independence of The New York Times, while at the same time allowing the public to invest in the Company's equity. The voting rights of the Class A Common Stock are fully described by the Company in its public filings, and so investors in Class A Common Stock make their investment with notice of them.

As I noted above, the Staff has agreed with the Company's reading of Rule 14a-8 in this context on 16 previous occasions. The Company does not accept Mr. Hitchcock's contention that these letters are of diminished precedential value because they "were not contested by the proponent" and did not pertain to majority voting. Just like the current Proposal, each proposal considered in the prior letters sought a Class A vote on an item on which the Class A stock was not entitled to vote. In each of those letters, the Staff agreed that because the proponent did not hold shares eligible to vote on the submitted proposal, the proponent had failed to meet the threshold eligibility requirements under Rule 14a-8 to submit the proposal.

I would like to call the Staff's attention, in particular, to the January 17, 1992 letter. That letter allowed the Company to omit a proposal requesting that holders of Class A Common Stock be given the opportunity to vote for Board nominees who would refrain from giving money to organizations that supported abortion. The Company fully acknowledges that the action requested of the Board by the 1992 proposal is not comparable to majority voting, which, as Mr. Hitchcock notes, has been adopted by many public companies. However, the 1992 letter is instructive in that a proponent sought to include a proposal in the Company's material by linking a policy recommendation (in that case, opposition to organizations supporting abortion) to the right of the Class A stockholders to vote for 30% of the Board. Similarly, Mr. Hitchcock argues that because the holders of Class A Common Stock elect 30% of the Board, they are also entitled to vote on requests to the Board regarding election procedures. However, it is clear under the Company's Certificate of Incorporation that holders of Class A Stock vote on the election of 30% of the Board, and not, in the 1992 case, on recommendations regarding criteria for nominations, or in the present case, on requests to take action to implement majority rather than plurality voting for directors.

For the foregoing reasons, the Company stands by its December 14, 2007 letter and requests the Staff's confirmation that it concurs.

In addition to the matters discussed in the December 14, 2007 letter, the Company believes the Proposal, as the Proponent may seek to modify it, may be omitted under Rule 14a-8(e). In his letter, Mr. Hitchcock states that the Proponent is willing to modify the Proposal to refer only to the election of directors that are to be chosen by Class A stockholders. The Company believes that this modification, which the Company neither acknowledges nor accepts, would result in a substantially new proposal which, if submitted at this time, could be omitted from the Company's proxy materials pursuant to Rule 14a-8(e) as the deadline for submission of proposals for inclusion in the 2008 proxy materials expired November 15, 2007. See Staff Legal Bulletin No. 14 (July 13, 2001), Sections E. 3 and 4. See also the letter to Johnson & Johnson (available January 31, 2007), a copy of which is enclosed, for a recent example in a related Rule 14a-8 context of the Staff's concurrence with a strict interpretation of when a proponent may modify a proposal to overcome a registrant's argument for omitting it from the proxy materials. Similar to the Johnson & Johnson case, the Proponent had notice in advance of submitting the Proposal of the limited voting rights of the Class A Common Stock.

If the Staff does not concur with the Company, we would appreciate an opportunity to confer with you concerning this matter prior to the issuance of your response.

In accordance with Rule 14a-8(j), six additional copies of this letter are enclosed. A copy of this letter is being provided to the Proponent and its advisors listed below.

If you have any question, or require any additional information, please call me at (212) 556-7127.

Very truly yours,

Rhonda L. Brauer

cc: Legal & General Assurance (Pension Management) Limited
Hermes Equity Ownership Ltd.
Cornish F. Hitchcock, Esq.

Enclosures

The New York Times Company

December 14, 2007
Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Rhonda L. Brauer
Secretary and
Corporate Governance Officer

620 8th Avenue, 18th Floor
New York, NY 10018

tel 212.556-7127
fax 212.556-4634
brauerr@nytimes.com

Re: <u>The New York Times Company, File No. 1-5837</u>

Ladies and Gentlemen:

The New York Times Company (the "Company") has received a letter from Legal & General Assurance (Pension Management) Limited (the "Proponent"), requesting that a proposal (the "Proposal") be included in the Company's proxy soliciting material for its 2008 Annual Meeting of Stockholders to be held on or about April 22, 2008. A copy of the Proponent's letter and the Proposal is attached as Exhibit A.

The Proponent states in its letter that it is the beneficial owner of at least $2,000 worth of Common Stock, has held such Common Stock for over a year and intends to continue to do so through the date of the next annual meeting of stockholders. The Company has two classes of voting stock outstanding: Class A and Class B Common Stock. The Proponent has advised the Company that it holds Class A Common Stock, which is the class that is publicly traded.

The Company believes that the Proposal may be omitted from the proxy soliciting material for its next annual meeting of stockholders because, among other reasons, the Proponent, as a holder of shares of Class A Common Stock of the Company, is not the owner of "securities entitled to be voted on the proposal at the meeting" as is required by the Securities and Exchange Commission's Rule 14a-8(b)(1).

Under Article Fourth, Paragraphs (II) to (V) of the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit B, the Company's Class A Common Stock has limited voting rights. Holders ("Class A Stockholders") are entitled to vote on only the following matters: the election of 30% of the Company's board of directors, ratification of the selection of the Company's independent certified public accountants, certain acquisitions, and the reservation of stock for options to be granted to officers, directors or employees.

The Company's Certificate of Incorporation provides that, except as outlined above, and except as otherwise provided by the laws of the State of New York:

> "[T]he entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock ... and the holders of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof."

(See Paragraph (IV) of Article Fourth of the Company's Certificate of Incorporation.)

The Company's dual-class capitalization was already in place before the Company's stock was first listed in 1969 for public trading on a national stock exchange. This capitalization structure was established as a means to manage for the long term and to protect the long-term editorial quality and independence of *The New York Times,* while at the same time allowing the public to invest in the Company's equity.

As a result of these limited voting rights, the Class A Stockholders, including the Proponent, would not be entitled to vote upon the Proposal in the event it were submitted to the vote of the stockholders of the Company. Thus, the Company may properly omit the proposal from its proxy material pursuant to Rule 14a-8(b)(1).

Class A Stockholders of the Company have on prior occasions sought to introduce proposals for consideration at an annual meeting of the Company respecting matters on which they were not entitled to vote. In each instance, the staff of the Division of Corporation Finance has agreed with the Company that such proposals could properly be omitted from the proxy statement since the proponents of such proposals, as Class A Stockholders, were unable to satisfy the requirement of Rule 14a-8 that they be entitled to vote at the Company's meeting on the proposals they intended to present for action. (See the SEC's letters to The New York Times Company, available December 18, 2006, January 3, 2003, December 21, 1998, December 19, 1997, December 19, 1997, February 24, 1997, December 28, 1994, January 17, 1992, January 22, 1991, January 4, 1991, January 16, 1981, December 22, 1980, January 4, 1979, November 9, 1978, March 25, 1975 and April 1, 1974, copies of which are attached hereto as Exhibit C.)

For the foregoing reasons, the Company believes that it may properly omit the Proposal from its 2008 proxy material, and the Company intends to do so. The Company reserves the right, should it be necessary, to present additional reasons for omitting the Proposal. If the staff does not concur with the Company's position, we would appreciate an opportunity to confer with the staff concerning this matter prior to the issuance of a Rule 14a-8 response.

In accordance with Rule 14a-8(j), six additional copies of this letter and the Proposal are enclosed. If you have any questions with respect to the foregoing, please call me at (212) 556-7127.

A copy of this letter, together with the enclosures, is being mailed to the Proponent.

Very truly yours,

Rhonda L. Brauer

cc: Legal & General Assurance (Pension Management) Limited
Hermes Equity Ownership Services Ltd.
Cornish F. Hitchcock, Esq.

2007 SEC No-Act. LEXIS 117

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3), 14a-9

January 31, 2007

CORE TERMS: shareholder, staff, proponent, avail, advisory, proxy, board of directors, disclosure, subject matter, requesting, excludable, proxy statement, misleading, approve, no-action, recommend, revised, Exchange Act Release, annual, stock, omit, annual meeting, submitting, materially, asking, proper subject, investors, performance-based, correspondence, respectfully

[*1] Johnson & Johnson

TOTAL NUMBER OF LETTERS: 4

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 31, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Johnson & Johnson
Incoming letter dated December 21, 2006

The proposal asks the board to adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory management resolution to approve the report of the Compensation Committee in the proxy statement.

There appears to be some basis for your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(3), as materially false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Johnson & Johnson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Johnson & Johnson relies.

Sincerely,

Gregory Belliston
Attorney-Adviser

INQUIRY-1:

GIBSON, DUNN & CRUTCHER LLP
LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306[*2]
(202) 955-8500
www.gibsondunn.com

agoodman£gibsondunn.com

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

December 21, 2006

Client No.
C 45016-01913

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder "Proposal" of William Steiner, represented by John Chevedden
Exchange Act of 1934---Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Johnson & Johnson (the "Company"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareholders Meeting (collectively, the "2007 Proxy Materials") a purported shareholder proposal and statements in support thereof (the "Submission") received from William Steiner, naming John Chevedden as his designated representative (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

. enclosed herewith six (6) copies of this letter and its attachments;

. filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2007 Proxy Materials[*3] with the Commission; and

. concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to the Submission, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Submission may be excluded from the 2007 Proxy Materials pursuant to:

. Rule 14a-8(i)(3), because the Submission is materially misleading;

. Rule 14a-8(a), because the Submission does not present a proposal for shareholder action; and

. Rule 14a-8(c) and 14a-8(f), because the Submission contains multiple proposals.

THE SUBMISSION

The Submission requests that the Company's Board of Directors (the "Board") adopt a policy of allowing[*4] shareholders "the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee Report in the proxy statement." The Submission underscores that the vote is intended to be purely advisory, and should not abrogate any employment agreement or affect the approval of any compensation - related proposal submitted for a vote of shareholders at the same or any other, meeting of shareholders. The Submission specifically requests disclosure of the percentage of total executive pay and benefits that are performance-based. The supporting statement describes the Submission as providing shareholders with a "mechanism for providing ongoing input at [the] company."

A copy of the Submission and supporting statements, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. We hereby respectfully request that the Staff concur in our view that the Submission may be excluded from the 2007 Proxy Materials for the reasons described below.

ANALYSIS

I. The Submission May Be Excluded Under Rule 14a-8(i)(3) Because It Is Materially False Or Misleading.

Under Rule 14a-8(i)(3), a company may omit a shareholder[*5] proposal if the proposal is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. Rule 14a-9(a) provides that "[n]o solicitation ... shall be made by means of any proxy statement ... containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading ...." The Submission requests that the Board "adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution ... to approve the Compensation Committee [R]eport in the proxy statement."

The Staff recently addressed a nearly identical proposal in Sara Lee Corp. (avail. Sept. 11, 2006). The proposal in Sara Lee requested the company to adopt a policy that the company's shareholders "be given the opportunity ... to vote on an advisory resolution ... to approve the report of the Compensation and Employee Benefits Committee set forth in the proxy statement." The Staff concurred that the proposal was materially false or misleading under Rule 14a-8(i)(3), stating: [*6]

The proposal's stated intent to "allow stockholders to express their opinion about senior executive compensation practices" would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis.

Like the proposal in Sara Lee, the Submission requests that the Company submit for a shareholder vote an advisory resolution to approve the Compensation Committee Report in the Company's proxy statement. Moreover, as with the Sara Lee proposal, the Submission is materially misleading because, following the Commission's adoption of new compensation disclosure rules, the Compensation Committee Report will not contain the information that the Submission indicates shareholders will be voting on, namely, the Company's executive compensation policies. See Adopting Release, Executive Compensation and Related Person Disclosure, Exchange Act Release No. 8732A [*7](August 29, 2006). If a shareholder casts a vote "for" or "against" the Submission, such a shareholder likely would believe, based on the representations in the Submission, that the Submission is seeking the adoption of a policy that would, if implemented, allow shareholders an advisory vote on the Company's executive compensation policies. If the Submission is implemented, however, shareholders would not be voting on executive compensation policies, but instead on the limited content of the new Compensation Committee Report. Consequently, the Submission's inclusion in the 2007 Proxy Materials would be materially misleading to the Company's shareholders.

While in Sara Lee the Staff permitted the proponent to revise its proposal "to make clear that the advisory vote world relate to the description of the company's objectives and policies regarding named executive officer compensation, " the Staff stated that it was doing so "because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals" to Sara Lee. Here, unlike in Sara Lee, the Submission was submitted well after the adoption and public release of the SEC's new-rules [*8]regarding executive compensation disclosure. The Proponent submitted the Submission to the Company on November 8, 2006, more than three months after the Commission adopted the new rules on July 26, 2006. Moreover, the Proponent submitted the Submission more than two months after the new rules were publicly released on August 29, 2006. Consequently, the Submission is excludable under Rule 14a-8(i)(3) because it is materially misleading, and the Staff should not permit its revision.

II. The Submission May Be Excluded Under Rule 14a-8(a) Because It Seeks An Advisory Vote.

The Submission is not a proposal for purposes of Rule 14a-8 because it does not present a proposal for shareholder action but instead seeks to provide a mechanism that would allow shareholders to express their views on a specified topic. Under the Commission's rules, Staff responses to no-action requests under Rule 14a-8(a) and other Staff precedent, such a vote is not a proper subject under Rule 14a-8.

A. Requests for Advisory Votes Are Excludable Under Commission Amendments To Rule 14a-8.

The rulemaking history of Rule 14a-8 clearly demonstrates that requests for advisory votes are not proper subjects[*9] for shareholder proposals and thus are excludable. Rule 14a-8(a) states in relevant part:

Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders....

Rule 14a-8(a) (emphasis added).

Rule 14a-8(a) was adopted as part of the 1998 amendments to the proxy rules. In the Commission's 1997 release proposing these amendments, the Commission noted:

The answer to Question 1 of revised rule 14a-8 would define a "proposal" as a request that the company or its board of directors take an action. The definition reflects our belief that a proposal that seeks no specific action, but merely purports to express shareholders' views, is inconsistent with the purposes of rule 14a-8 and may be excluded from companies' proxy materials. The Division, for instance, declined to concur in the exclusion of a "proposal" that shareholders express their dissatisfaction with the company's earlier endorsement of a specific legislative initiative. Under the proposed rule, the Division would reach the opposite result, because[*10] the proposal did not request that the company take an action.

Proposing Release, Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 39093 (September 18, 1997) (emphasis added) (citation omitted).

The Commission subsequently adopted this definition as proposed:

We are adopting as proposed the answer to Question 1 of the amended rule defining a proposal as a request or requirement that the board of directors take an action. One commenter objected to the proposal on grounds that the definition appeared to preclude all shareholder proposals seeking information. In formulating the definition, it was not our intention to preclude proposals merely because they seek information, and the fact that a proposal seeks only information will not alone justify exclusion under the definition.

Adopting Release, Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998) (citations omitted).

The Submission is exactly of the type addressed by the Commission in the releases cited above as the supporting statements in the Submission acknowledge. Echoing the language in the Commission's rulemaking releases, the supporting [*11]statement indicates that the purpose of the Submission is to give shareholders a "mechanism for providing ongoing input at [the] company." Thus, under the clear language of Rule 14a-8(a), the Submission is not a proper subject under Rule 14a-8.

B. The Submission Is Not A Proposal For Purposes Of Rule 14a-8 Based On Staff Precedent.

Following adoption of Rule 14a-8(a), the Staff has consistently confirmed that a shareholder submission is excludable if it "merely purports to express shareholders' views" on a subject matter. For example, in Sensar Corp. (avail. Apr. 23, 2001), the Staff concurred that a submission seeking to allow a shareholder vote to express shareholder displeasure over the terms of stock options, granted to management, the board of directors and certain consultants could be omitted under Rule 14a-8(a) because it did not recommend or require any action by the company or its board of directors. See also CSX Corp. (avail. Feb. 1, 1999) (concurring that a submission was excludable under Rule 14a-8(a) where a shareholder submitted three poems for consideration but did not recommend or require any action by the company or its board of directors).

The Submission[*12] parallels the submission in Sensar: it seeks an advisory vote on the Compensation Committee Report in the proxy statement, and the advisory vote merely allows shareholders to express their views on that information. The Submission's supporting statement clearly demonstrates that this is the Proponent's objective. For example, as noted above, the supporting statement indicates that advisory vote on the Compensation Committee Report in the proxy statement will provide shareholders with a "mechanism for providing ongoing input at [the] company."

The Submission's formulation as a request that the Company adopt a policy of submitting an advisory vote to shareholders does not change the Submission's status for purposes of Rule 14a-8(a). In Exchange Act Release No. 20091 (August 16, 1983), the Commission stated that the substance of a shareholder proposal and not its form is to be examined in determining whether the proposal is a proper matter for a shareholder vote under Rule 14a-8. As the text of the release explains:

In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees[*13] to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).

Adopting Release, Amendments to Rule 14 a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 20091 (August 16, 1983).

The Staff applies this same approach throughout Rule 14a-8. When evaluating a proposal that requests that a company's board adopt a policy, the Staff has consistently looked at the subject matter underlying the proposed policy to determine whether a proposal is excludable under Rule 14a-8, and has not considered the request to adopt a policy itself as the subject of the proposal. Likewise, when a proposal has requested that management take a particular action, the Staff has examined whether[*14] that action is a proper subject under Rule 14a-8. For example:

. In letters where shareholders have requested companies to adopt a policy of submitting the selection of auditors to a vote, the Staff has focused on the subject of the policy (the manner of selecting auditors) in determining that the proposal is excludable under Rule 14a-8(i)(7). See, e.g., Xcel Energy Inc. (avail. Jan. 28, 2004). See also El Paso Corp. (avail. Feb. 23, 2005) (proposal requesting that company adopt a policy of hiring a new independent auditor at least every ten years excluded under Rule 14a-8(i)(7) based on the underlying subject, "the method of selecting independent auditors.").

. In determining whether a shareholder proposal asking that a company adopt a policy would, if implemented, cause the company to violate the law for purposes of Rule 14a-8(i)(2), the Staff examines whether implementation of the actions that are the subject of the proposed policy would violate the law, not whether adoption of the policy itself would violate the law. See, e.g., Mobil Corp. (avail. Jan. 29, 1997) (proposal as originally submitted to the company asking it to adopt a policy prohibiting executives[*15] from exercising options within six months of a significant workforce reduction excluded pursuant to the predecessor to Rule 14a-8(i)(2) because the subject matter of the policy would require the company to breach existing contractual obligations).

. In determining whether a shareholder proposal asking that a company adopt a policy is vague and indefinite for purposes of exclusion under Rule 14a-8(i)(3), the Staff looks at the subject matter of the proposed policy. See, e.g., Duke Energy Corp. (avail. Feb. 8, 2002) (proposal urging the board to adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur was vague because the underlying action required creation of a nominating committee, a fact not adequately disclosed in the proposal or supporting statement).

. In determining whether a shareholder proposal asking that a company adopt a policy involves a personal grievance for purposes of Rule 14a-8(i)(4), the Staff looks at the subject matter of the proposed policy. See, e.g., Intl. Business Machines Corp. (avail. Dec. 18, 2002) (proposal urging the board to adopt a policy to honor any written commitments from company[*16] executives to investigate certain claims excluded because the subject matter of the proposed action related to a personal claim or grievance).

. In determining whether a shareholder proposal requesting a company to adopt a policy is not significant to a company's business for purposes of Rule 14a-8(i)(5), the Staff looks at the subject matter of the proposed policy. See, e.g., Procter & Gamble Co. (avail. Aug. 11, 2003) (proposal requesting the company to adopt a policy forbidding human embryonic stem cell research excluded under Rule 14a-8(i)(5) when the company did not engage in the activity that was the subject of the proposed policy); Intl. Business Machines Corp. (avail. Feb. 23, 1983) (proposal requesting the company to adopt a policy that its directors require certain actions at other companies where they serve as directors excluded under predecessor to Rule 14a-8(i)(5) because the subject matter of the policy -- the actions its directors were to take at other companies -- did not relate to the company's business).

. When examining whether it is beyond a company's power to implement a shareholder proposal requesting that the company adopt a particular policy for [*17]purposes of Rule 14a-8(i)(6), the Staff looks at implementation of the actions that are the subject of the proposed policy, not whether the company has the power to adopt the policy itself. See, e.g., Catellus Development Corp. (avail. Mar. 3, 2005) (proposal that the company adopt a policy relating to a particular piece of property was beyond the company's power to implement because the company no longer owned the property that was the subject of the proposed policy and could not control the property's transfer, use or development); General Electric Co. (avail. Jan. 14, 2005) (proposal that the company adopt a policy that an independent director serve as chairman of the board excluded under Rule 14a-8(i)(6) because the company could not ensure that the subject of the proposed policy would be satisfied -- i.e., that the chairman retain his or her independence at all times -- and no mechanism was provided to cure a failure); Ford Motor Co. (avail. Feb. 27, 2005) (same).

. In determining whether a shareholder proposal conflicts with a company proposal for purposes of Rule 14a-8(i)(9), the Staff looks at the subject matter of the proposals, even if one requests the[*18] company to adopt a policy and the other is implemented through a different process. See, e.g., Baxter International Inc. (avail. Jan. 6, 2003) (proposal urging the board to adopt a policy prohibiting future stock option grants to executive officers excluded because the underlying subject of the proposed action conflicts with substance of the company's proposal that shareowners approve a new executive incentive compensation plan).

. In determining whether a company has, for purposes of Rule 14a-8(i)(10), substantially implemented a shareholder proposal asking the company to adopt a policy, the Staff looks at the substance of the underlying subject of the proposed policy compared with actions taken by the company. See, e.g., Intel Corp. (avail. Feb. 14, 2005) (proposal requesting adoption of policy of expensing stock options excluded under Rule 14a-8(i)(10) based upon the company's mandatory expensing of stock options under SFAS 123(R)).

. In determining whether one shareholder proposal substantially duplicates or conflicts with another proposal for purposes of Rule 14a-8(i)(11), the Staff looks at the subject matter of the proposals, even if one requests the company to[*19] adopt a policy and the other does not. See, e.g., Merck & Co. (avail. Jan. 10, 2006) (proposal requesting that the company adopt a policy that a significant portion of future stock option grants be performance-based substantially duplicated the subject of another proposal requesting the company to take the necessary steps so that no future stock options be awarded to anyone).

. In determining whether a shareholder proposal is substantially the same as other proposals that have not received an adequate vote in prior years for purposes of Rule 14a-8(i)(12), the Staff looks at the subject matter of the proposals, even if one requests the company to adopt a policy and the other does not. See, e.g., Eastman Chemical Co. (avail. Mar. 27, 1998) (proposal requesting that the company adopt a policy not to manufacture cigarette filters until certain research had been completed excluded because the subject of the proposed policy was substantially the same as a prior proposal requesting that the company take the necessary steps to divest its cigarette filter operations, which earlier proposal had not received sufficient shareowner support).

Here, the Submission asks for adoption[*20] of a policy, but the subject matter of the Submission concerns providing shareholders an advisory vote, a matter that is not a proper subject of a shareholder proposal under Rule 14a-8(a). The Proponent should not be able to avoid the application of Rule 14a-8(a) merely by asking that the Company adopt a policy on (or submit for a vote) a matter that, if proposed directly by the shareholder, would not be a proper subject under Rule 14a-8(a). Consistent with the Commission's decisions that proposals should be assessed on the basis of their substance and not their form, as stated in its prior Rule 14a-8 rulemaking discussed above, and consistent with the Staff's approach in interpreting every other aspect of Rule 14a-8 as reflected in the precedent above, the subject matter of the policy set forth under the Submission, and not the policy itself or the form of the proposal, is to be evaluated for purposes of assessing compliance with Rule 14a-8. Under these standards, the Submission does not constitute a proposal for purposes of Rule 14a-8(a) and, accordingly, can be excluded from the Company's 2007 Proxy Materials.

C. A Request For Future Votes Is Not A Proper Form For A Shareholder [*21] Proposal And Fails To Satisfy The Procedural Requirements Of Rule 14a-8.

In addition to the bases for exclusion discussed above, the Submission is not appropriate under Rule 14a-8 because it seeks to implement a policy that would provide for a matter to be submitted for a shareholder vote in each year, without satisfying any of the procedural requirements of Rule 14a-8 with respect to those future years. This form of proposal is substantively different from a proposal that requests a company to take a particular action (such as implementation of a charter amendment declassifying the board) or a proposal to not take a particular action (such as adoption of a rights plan) without seeking a shareholder vote. In those situations, the underlying subject of the proposal is a specific corporate action and the future shareholder vote is incidental to management taking the underlying action. Here, in contrast, the underlying action sought by the Proponent is that a particular matter---an advisory statement expressing the shareholders' sentiment---be placed before shareholders for an annual vote. Rule 14a-8 prescribes the procedures that a shareholder is to follow if it wishes a particular[*22] matter to be placed before shareholders at a particular meeting; n1 it is inconsistent with the structure and intent of Rule 14a-8 to allow a shareholder to propose that management submit the shareholder's proposal to an annual vote at an indefinite number of future meetings.

n1 Allowing shareholders to submit a subject for vote at an indefinite number of annual meetings is inconsistent with Rule 14a-8(c), which instructs shareholders that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting."

If one looked to the effect of the Submission in subsequent years, it is clear that the purposes of the procedural requirements under Rule 14a-8 could be evaded easily. For example, Rule 14a-8(b) requires a shareholder to satisfy certain ownership requirements---a proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proponent] submit[s] the proposal" and "must continue to hold those securities through the date of the meeting." n2 Rule 14a-8(c) limits a proponent to submitting no more than[*23] one proposal for a particular shareholders' meeting. Rules 14a-8(i)(9) and (i)(11) allow a proposal to be excluded when it conflicts with a proposal submitted by the company or duplicates a topic that is the subject of a previously submitted proposal. Allowing a shareholder to submit a proposal calling for an annual vote on a specific topic for an indefinite number of years in the future would allow proponents to circumvent these important procedural requirements. Instead, the rules contemplate that a proponent will submit the topic or proposal itself at each meeting at which it is to be considered, and will demonstrate compliance with the requirements of Rule 14a-8 with respect to that meeting. Because the Submission would allow the Proponent to circumvent the requirements of Rule 14a-8, and the Proponent has not sought to demonstrate that the requirements of Rule 14a-8 would be satisfied with respect to future votes sought by the Submission, the Submission is excludable under Rule 14a-8.

n2 In this regard, by a letter dated November 17, 2006, pursuant to Rule 14a-8(f), the Company notified the Proponent of its view that the Proponent would be required to satisfy the requirements of Rule 14a-8(b) with respect to each future year at which the advisory vote sought by the Submission would be voted on See Exhibit B. The Proponent did not provide the information requested by the Company in the letter, which was properly sent to the Proponent within 14 days of Johnson & Johnson receiving the Submission. Thus, the Submission maybe excluded pursuant to Rule 14a-8(f) because the Proponent did not satisfy Rule 14a-8(b)(1) in this regard.

[*24]
III. The Submission May Be Excluded Under Rule 14a-8(c) and Rule 14a-8(f) Because It Consists Of Multiple Proposals.

Alternatively, if the Staff does not concur that the Submission is excludable under Rule 14a-8(a), the Company believes that it may exclude the Submission under Rule 14a-8(f) because it does not satisfy Rule 14a-8(c). Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." As discussed below, despite proper notice of this procedural deficiency from the Company, the Proponent submitted multiple shareholder proposals for inclusion in the 2007 Proxy Materials.

On November 8, 2006, the Company received from the Proponent the Submission for inclusion in the 2007 Proxy Materials. See Exhibit A. Accordingly, in a letter dated November 17, 2006, which was sent to the Proponent by e-mail at the Proponent's request, and also by express mail, within 14 calendar days of the Company's receipt of the Proponent's Submission, the Company informed the Proponent of the requirements of Rule 14a-8 and how to cure various procedural deficiencies (the "Deficiency Notice"). n3 See Exhibit [*25] B. Among other things, the Deficiency Notice informed the Proponent that Rule 14a-8(c) permits a shareholder to submit no more than one proposal for a particular meeting, and requested that the Proponent modify the Submission to reduce the number of proposals to one. Thus, the Company satisfied its obligations under Rule 14a-8(f) by providing the Proponent with a Deficiency Notice that was both sent to the Proponent in a timely manner and provided clear instructions as to how the Proponent might cure the procedural defects. The Company received no reply regarding the Rule 14a-8(c) deficiency from the Proponent in response to the Deficiency Notice.

n3 The Company sent the Deficiency Notice via e-mail pursuant to the Proponent's request in the letter accompanying his Submission, that Johnson & Johnson "communicate via email" "[i]n the interest of saving company expenses."

The Submission consists of two separate and distinct shareholder proposals that differ in both language and substance:

. The first part of the Submission focuses on a shareholder advisory vote on executive compensation and states, "shareholders ask our board of directors to adopt a policy that shareholders[*26] be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement" (the "First Proposal").

. The second part of the Submission focuses on additional disclosures and would require that the Company disclose "the percentage of total executive pay and benefits that are performance-based -- meaning linked to demonstrable performance criteria measured by our company's performance compared to its peer companies" (the "Second Proposal").

The Staff consistently has taken the position that multiple unrelated proposals are excludable, even if packaged as a single submission. See, e.g., American Electric Power (avail. Jan. 2, 2001) (multiple proposals regarding director tenure and compensation, and frequency of board meetings excluded); IGEN Int'l, Inc. (avail. July 3, 2000) (multiple proposals regarding the size of the company's board, the frequency of board meetings, and ownership requirements to call shareholder meetings excluded). Likewise, the Staff consistently has agreed that substantially distinct business items within a single submission may not be considered a single proposal[*27] for purposes of Rule 14a-8(c), notwithstanding the fact that such items may relate to the same general topic. See, e.g., Electronic Data Systems Corp. (avail. March 10, 1998) (proposals to eliminate board and establish "independent lead director" excluded); Allstate Corp. (avail. Jan. 29, 1997) (proposals instituting cumulative voting for directors and prohibiting practices that could impair the effectiveness of cumulative voting excluded). However, the Staff has taken the position that multiple proposals constitute one proposal for purposes of Rule 14a-8(c) (or its predecessor) if they relate to a single, well-defined unifying concept. See Exchange Act Release No. 12,999 (November 22, 1979). The Staff has, for example, found such a well-defined unifying concept where a proposal sought, through-various means, to eliminate a company's anti-takeover defenses or balance employee compensation levels. See, e.g., Computer Horizons. Corp. (avail. Apr. 1, 1993) (proposal recommending that the company modify or terminate each plan, contract, or arrangement that would discourage potential buyers of the company was not excludable under the predecessor to Rule 14a-8(c)), Lockheed [*28] Corp. (avail. Mar. 11, 1994) (proposal requesting that Management Incentive Compensation Plan be suspended and employees be reinstated, and that until this is achieved, compensation be tied to the prior year's compensation was not excludable).

No clearly defined unifying concept exists with respect to the two parts of the Submission. While at best it could be said that both requests relate to executive compensation, this is a general and broad concept in contrast to the narrow and well-defined concept of balancing employee compensation levels that the Staff considered in Lockheed. Here, the First Proposal would require the company to allow shareholders to vote on "an advisory management resolution ... to approve the Compensation Committee report" and, thus, is focused on an advisory vote. The Second Proposal would require the Company to disclose, beyond what is currently required under the rules governing the disclosure of executive compensation, "the percentage of total executive pay and benefits that are performance-based," and appears to focus on linking executive pay to the performance of the company relative to its "peer" companies. The Staff has permitted the exclusion[*29] of multiple unrelated proposals that lack a unifying concept under similar circumstances. See, e.g., Fotoball, Inc. (avail. May 6, 1997) (concurring in the exclusion under the predecessor to Rule 14a-8(c) of a submission that included proposals setting forth minimum stock ownership requirements, recommending that directors be paid in equity compensation, and prohibiting non-employee directors from performing other services for the company for compensation) ; HealthSouth Corp. (avail. March 28, 2006) (submission containing proposals to grant shareholders the power to increase the size of the board, and to fill any director vacancies created by such an increase excluded); Torotel, Inc. (avail. Nov. 1, 2006) (six proposals aimed at removing bylaws that "restrict shareholders from properly presenting and acting upon matters at shareholder meetings," including three addressing the number, election, and classification of directors excluded); Exxon Mobil Corp. (avail. March 19, 2002) (concurring in the exclusion of proposals increasing the number of board nominees and establishing criteria for selecting new nominees); Enova Corp. (avail. Feb. 9, 1998) (concurring in the[*30] exclusion of proposals to elect the entire board annually and appoint an "independent lead director"); Allstate Corp. (avail. Jan. 29, 1997) (proposals to institute cumulative voting in director elections and to prevent certain actions that might impair its effectiveness excluded).

In summary, despite clear and timely notice from the Company regarding the requirements of Rule 14a-8(c) and how to correct the Submission, the Proponent submitted two separate and distinct shareholder proposals; one requesting an advisory vote and one requesting the Company to make additional disclosures. Accordingly, consistent with the positions taken by the Staff in Fotoball; Exxon Mobil, Enova, and elsewhere, we believe that the Submission may be excluded pursuant to Rule 14a-8(c) and Rule 14a-8(f).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any [*31]response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Steven M. Rosenberg, the Company's Corporate Secretary, at (732) 524-2452.

Sincerely,

Amy L. Goodman

ATTACHMENT

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. William C. Weldon
Chairman of the Board

Johnson & Johnson (JNJ)
1 Johnson & Johnson Plaza
New Brunswick, NJ 08933

Rule 14a-8 Proposal

Dear Mr. Weldon,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder[*32] meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p£earthlink.net
(In the interest of saving company expenses please communicate via email)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

William Steiner

10/12/06
Date

INQUIRY-2:
From: CFLETTERS
Sent: Monday January 29, 2007 1:13 PM
To: [TEXT REDACTED BY THE COURT.]
Cc: [TEXT REDACTED BY THE COURT.]
Subject: FW: Johnson & Johnson (JNJ) Shareholder Position on Company No-Action Request (William Steiner)

From: J [mailto:olmsted7p£earthlink.net]
Sent: Monday, January 29, 2007 12:21 PM
To: CFLETTERS
Cc: Steven Rosenberg
Subject: Johnson & Johnson (JNJ) Shareholder Position on Company No-Action Request William Steiner)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 29, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F[*33] Street, NE
Washington, DC 20549

Johnson & Johnson (JNJ)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Shareholder Vote on Executive Pay
William Steiner

Ladies and Gentlemen:

This is an initial response to the company December 21, 2006 no action request. A second response will be forwarded soon addressing any remaining rule 14a-8 issues raised by the company.

The Staff said in Sara Lee Corporation (September 11, 2006) in regard to permitting to a similarly worded rule 14a-8 proposals to be updated:
"Accordingly, a proposal that is revised to replace the phrase 'report of the Compensation and Employee Benefits Committee' with the phrase 'the Compensation Discussion and Analysis' may not be omitted under rule 14a-8(i)(3)." Thus it appears that the Sara Lee precedent shows that the topic of this proposal is a valid rule 14a-8 topic and sets a precedent to update the text of rule 14a-8 proposals in conformance with recent rule changes. I believe that such an opportunity to update rule 14a-8 proposal text should apply to at least proposals submitted for the 2007 proxy season most of which were required to already be submitted and were thus submitted[*34] within 3-months of the Sara Lee definitive proxy date of September 22, 2006.

In discussing Rule 14a-8(i)(3) SLB 14B states:
"We have had, however, a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that comply generally with the substantive requirements of rule 14a-8, but contain some minor defects that could be corrected easily."

Like Sara Lee this rule 14a-8 proposal should thus be allowed to conform to the new disclosure rules because the change is minor in nature and does not alter the substance of the proposal.

The company seems to incorrectly suggest that in drafting a rule 14a-8 proposal a shareholder should be as currently informed on company executive compensation disclosure rules as a company securities lawyer.

The company does not claim that the significance of Sara Lee Corporation (September 11, 2006) was widely reported. The company does not claim that one proxy season has elapsed since the new CD&A reporting requirement.

The company does not claim that the proponent of the Sara Lee rule[*35] 14a-8 proposal was given any special consideration because it was a small entity that does not regularly retain attorneys.

The company does not claim that "only" prefaced this text in Sara Lee Corporation (September 11, 2006): "because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals, we believe that the proposal may similarly be revised to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the Compensation Discussion and Analysis."

Excluding this topic by disallowing an update of five words would seem to be counter to the increasing interest of the Securities and Exchange Commission in addressing excessive executive pay as highlighted in this article, "SEC puts bosses' pay in spotlight," which includes a quote by SEC Chairman Christopher Cox:

"SEC puts bosses' pay in spotlight
"10 Jan 2007
" Compensation & Benefits. CSR & Governance.
Investors in American corporations are to get a much clearer idea of the sorts of rewards being lavished on top executives, and whether they are worth it, [*36]under new disclosure rules.

"The pay and perks of America's top executives are to come under much closer scrutiny following the agreement of new rules by the Securities and Exchange Commission.

"The new system of disclosure is expected to show more clearly, and in much greater detail, what sort of compensation, salaries and bonuses senior executives in listed companies are taking home.

"The scorecard disclosures, outlined in annual reports and proxy statements, will come closer than ever to a full accounting of total compensation for companies' top two executives and the next three highest-paid executives, said the Associated Press.

"'The new disclosure requirements will be easier for companies to prepare and for investors to understand,' said SEC Chairman Christopher Cox.

"'The SEC, in a very short amount of time for a regulator, has pushed through very sweeping pay disclosures that, for the first time, will give investors a very clear picture of CEO pay,' added Amy Borrus, deputy director of the Council of Institutional Investors. "The big picture is a very big win for investors.'

"Investors wondering whether top executives are earning their pay have always been[*37] able to look for evidence in annual reports and proxies but key parts of this information often were buried in footnotes.'"

The full text of the Sara Lee Staff Response Letter is:
September 11, 2006
Response of the Office of Chief Counsel Division of Corporation Finance
Re: Sara Lee Corporation Incoming letter dated June 29, 2006 The proposal urges the board to adopt a policy that stockholders be given the opportunity at each annual meeting to vote on an advisory resolution to approve the report of the Compensation and Employee Benefits Committee.

There appears to be some basis for your view that the proposal may be materially false or misleading under rule 14a-8(i)(3). In arriving at this position, we note that the Board's Compensation Committee Report will no longer be required to include a discussion of the compensation committee's "policies applicable to the registrant's executive officers" (as required previously under Item 402(k)(1) of Regulation S-K and, instead, will be required to state whether: (a) the compensation committee has reviewed and discussed the Compensation Discussion and Analysis with management; and (b) based on the review and discussions, the compensation [*38] committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's annual report on Form 10-K and, as applicable, the company's proxy or information statement. The proposal's stated intent to "allow stockholders to express their opinion about senior executive compensation practices" would be potentially materially misleading as shareholders would be voting on the limited, content of the new Compensation Committee Report, which relates to the review, discussions and recommendations-regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis. However, because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals, we believe that the proposal may similarly be revised to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the Compensation Discussion and Analysis. Accordingly, a proposal that is revised to replace the[*39] phrase "report of the Compensation and Employee Benefits Committee" with the phrase "the Compensation Discussion and Analysis" may not be omitted under rule 14a-8(i)(3).

We are unable to concur in your view that Sara Lee may, exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Sara Lee may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Sara Lee may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Sara Lee may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Ted Yu
Special Counsel

Since 1992, the Staff has consistently taken the position that proposals dealing with the compensation of "senior executives" may not be omitted in reliance on the ordinary business exclusion.

The following company precedents, including precedents on poetry publication and on shareholder displeasure, seem to speak for themselves as not applicable:
CSX Corp.
WSB No.: 020199045
Public Availability Date: Monday, February 1, 1999
Abstract:
A shareholder proposal, which consists of three poems, may be omitted from the company's[*40] proxy material under rule 14a-8 (a) because it does not recommend or require that the company or its board of directors take an action.
Sensar Corp.
WSB No.: 0423200109
Public Availability Date: Monday, April 23, 2001
Abstract:
...A shareholder proposal, which expresses shareholder displeasure over matters relating to stock options, may be omitted from the company's proxy material under rule 14a-8(a), where it does not recommend or require that the company or its board of directors take any action.

Furthermore in the Sara Lee precedent, the proponent did not even ask for the opportunity "to make revisions" in accordance with SLB 14B, yet the proponent was granted the opportunity.

For the above reasons it is respectfully requested that concurrence not be granted to the company. And if necessary an opportunity be granted to make revisions" as in Sara Lee Corporation (September 11, 2006) and in accordance with SLB 14B. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

INQUIRY-3:
From: CFLETTERS
Sent: Wednesday, January 31, 2007[*41] 9:52 AM
To: [TEXT REDACTED BY THE COURT.]
Cc: [TEXT REDACTED BY THE COURT.]
Subject: FW: Johnson & Johnson, (JNJ) # 2 Shareholder Position on Company No-Action Request (William Steiner)

From: J [mailto:olmsted7p£earthlink.net]
Sent: Wednesday, January 31, 2007 12:28 AM
To: CFLETTERS
Cc: Steven Rosenberg
Subject: Johnson & Johnson (JNJ) # 2 Shareholder Position on Company No-Action Request (William Steiner)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 30, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Johnson & Johnson (JNJ)
2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Shareholder Vote on Executive Pay
William Steiner

Ladies and Gentlemen:

This is an second response to the company December 21, 2006 no action request.

On page 5 the company introduces Sensar Corp. (April 23, 2001) as its first step in a false-premise 4-page argument segment. On page 6 the company states that this pending rule 14a-8 proposal "parallels the submission in Sensar." Yet this is clearly not the case because the Staff Reply[*42] Letter in Sensar said that the Sensar rule 14a-8 proposal "does not recommend or require that Sensar or its board of directors take any action."

To the contrary this proposal calls for the directors to act by stating:
"RESOLVED, shareholders ask our board of directors to adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement."

The following is the Sensor Staff Reply letter that includes the Staff text that the Sensar rule 14a-8 proposal "does not recommend or require that Sensar or its board of directors take any action."

[STAFF REPLY LETTER]

April 23, 2001

Response of the Office of Chief Counsel

Division of Corporation Finance

Re: Sensar Corporation

Incoming letter dated April 11, 2001

The proposal expresses shareholder displeasure over matters relating to stock options.

There appears to be some basis for your view that Sensar may exclude the proposal under rule 14a-8(a) because it does not recommend or require that Sensar or its board of directors take any action. Accordingly, we will not recommend enforcement action[*43] to the Commission of Sensar omits the proposal from its proxy materials in reliance on rule 14a-8(a). An reaching this position, we have not found it necessary to address the alternative basis for omission upon which Sensar relies.

Sincerely,
Jonathan Ingram
Special Counsel

Then the company inappropriately uses the Exchange Act Release No. 20091.
Since 1992, the Staff has consistently taken the position that proposals dealing with the compensation of "senior executives" may not be omitted in reliance on the ordinary business exclusion. Yet the company does not attempt to explain how the compensation of senior executives could be considered a business segment addressed by Exchange Act Release No. 20091.
Hence the company has not provided a sound foundation for its laundry list of purported precedents following its citing of Exchange Act Release No. 20091.

Contrary to the company argument Rule 14a-8 was never intended to limit a company from including an item on its ballot annually. Contrary to the company argument this proposal does not seek to have management submit a rule 14a-8 proposal annually.

This proposal is one topic. For example this proposal could be rephrased [*44](and retain the same meaning) to further emphasize that it is one topic:

RESOLVED, shareholders ask our board of directors to adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement with disclosure of the percentage of total executive pay and benefits that are performance-based.

The "single, well-defined unifying concept" of the proposal is to seek an opportunity to vote on executive pay with a consideration of the incentive factors that could have a key role in evaluating such executive pay.
Shareholders should have a meaningful opportunity to vote on executive pay based on whether such pay has significant incentives or virtually no incentives.

For the above reasons and the reasons in the January 29, 2007 shareholder letter it is respectfully requested that concurrence not be granted to the company. And if necessary an opportunity be granted to make revisions as in Sara Lee Corporation (September 11, 2006) and in accordance with SLB 14B.
It is also respectfully requested that the shareholder have the last opportunity to submit material[*45] in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

Legal Topics:

For related research and practice materials, see the following legal topics:
Business & Corporate Law: Corporations: Shareholders: Actions Against Corporations: Direct Actions
Business & Corporate Law: Corporations: Shareholders: Meetings & Voting: Voting Shares: Proxy Agreements
Healthcare Law: Treatment: Reproductive Technology: General Overview

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 15, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The New York Times Company
Incoming letter dated December 14, 2007

The proposal relates to majority voting.

There appears to be some basis for your view that the New York Times may exclude the proposal under rule 14a-8(b). You represent that holders of the New York Times' Class A Common Stock are entitled to vote only on certain matters, which do not include the subject of this proposal. Rule 14a-8(b) requires that in order to be eligible to have a proposal included, a shareholder must hold "at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal." Accordingly, we will not recommend enforcement action to the Commission if the New York Times omits the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END